SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]
    Pre-Effective Amendment No. _____   [ ]
    Post-Effective Amendment No. 5   [X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940   [X]
(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

1290 Broadway
Denver, Colorado 80203-5699
(Address of Depositor's Principal Executive Offices) (Zip Code)

(800) 525-9852
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
One Orange Way, C1S, Windsor, CT 06095-4774
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel
ING Americas (U.S. Legal Services)
One Orange Way, C1S, Windsor, CT 06095-4774

It is proposed that this filing will become effective (check appropriate box):

    [ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
    [X]   on April 28, 2008, pursuant to paragraph (b) of Rule 485
    [ ]   60 days after filing pursuant to paragraph (a)(1)
    [ ]   on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

    [ ]   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

ING CORPORATE ADVANTAGE VUL
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Company.
- Is returnable by you during the free look period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

The Policy Value
- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  - ▷ Option 1 – the base death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor described in Appendix A; or
  - ▷ Option 2 – the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus your policy value, or (2) you policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  - ▷ Option 3 – the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus premiums paid minus withdrawals taken and partial withdrawal fees assessed, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans and accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policy,* page 66**, for further information about the amount of compensation we may pay.

Fund Managers

Funds managed by the following investment managers are available through the policy:
- AllianceBernstein, L.P.
- BAMCO, Inc.
- BlackRock Investment Management, LLC
- Capital Research and Management Company
- Columbia Management Advisors, LLC
- Directed Services LLC
- Evergreen Investment Management Company, LLC
- Fidelity Management & Research Co.
- Ibbotson Associates
- ING Clarion Real Estate Securities L.P.
- ING Investment Management Advisors, B.V.
- ING Investment Management Co.
- J.P. Morgan Investment Management Inc.
- Julius Baer Investment Management, LLC
- Legg Mason Capital Management, Inc.
- Lehman Brothers Asset Management LLC
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)
- Neuberger Berman, LLC
- Neuberger Berman Management Inc.
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.
- Wells Capital Management, Inc.

This prospectus describes what you should know before purchasing the ING Corporate Advantage variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is April 28, 2008.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The policy owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations – State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our Customer Service Center or your agent/registered representative.

The ING Corporate Advantage variable universal life policy is administered by McCamish Systems, LLC (licensed in the State of California as McCamish Systems Insurance Administrators), 6425 Powers Ferry Road, Third Floor, Atlanta, GA 30339.

You may contact us about the policy at our: **ING Customer Service Center**
McCamish Systems, LLC
P.O. Box 724927
Atlanta, GA 30119
1-866-790-1988

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Temporary Insurance **See Temporary Insurance, page 23.**	• If you apply and qualify, we may issue temporary insurance equal to the total amount of insurance coverage for which you applied. • The maximum amount of temporary insurance is $1 million per insured person, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.

Free Look Period
 	
See Free Look Period, page 22.
	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days.
	• Generally, there are two types of free look refunds:
	  ▷ Some states require a return of all premium we have received; and
	  ▷ Other states require that we return your policy value plus a refund of all fees and charges deducted.
	• The length of the free look period and the free look refund that applies in your state will be stated in your policy.
	• During the free look period, your net premium will be allocated among the investment options you have selected unless your state requires a return of premium as the free look refund. In these states your net premium directed to the subaccounts will be allocated to the ING Liquid Assets Portfolio until after the free look period ends. **See Allocation of Net Premium, page 23.**

Premium Payments **See Premium Payments, page 22.**	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse without value. • You cannot pay additional premiums after age 100. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code or that would cause your policy to become a modified endowment contract. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.
Investment Options **See *The Investment Options,* page 15.**	• You may allocate your net premiums to the subaccounts of the Security Life Separate Account L1 (the "variable account") and to our fixed account. • The variable account is one of our separate accounts and consists of subaccounts that invest in corresponding funds. When you allocate premiums to a subaccount, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds underlying the subaccounts and the charges we deduct from your variable account value. • The fixed account is part of our general account which consists of all of our assets other than those in our separate accounts (including the variable account). • We credit interest of at least 3.00% per year on amounts allocated to the fixed account, and we may, in our sole discretion, credit interest in excess of this amount.

Death Benefits
 	
See *Death Benefits*,
page 32.
	• Death benefits are paid if your policy is in force when the insured person dies.
	• Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.
	• There are three death benefit options available under your policy:
	  ▷ Option 1 – the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  ▷ Option 2 – the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus your policy value, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  ▷ Option 3 – the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus premiums paid minus withdrawals taken and partial withdrawal fees assessed, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• After age 100 the death benefit will equal 100% of the policy value, regardless of which death benefit option is in effect.
	• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding loans and accrued loan interest and unpaid fees and charges.
	• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Transfers See Transfers, page 43.	• You currently may make an unlimited number of transfers between the subaccounts and to the fixed account each policy year. Transfers are, however, subject to any limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We do not charge for transfers.
Asset Allocation Programs See Dollar Cost Averaging, page 44. See Automatic Rebalancing, page 45.	• Dollar cost averaging is a systematic program of transferring policy values to selected subaccounts of the variable account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**

Loans **See Loans, page 42.**	• After the first policy month, you may take loans against the value of your policy. • A loan is generally limited to your policy value minus any outstanding loan amount and accrued loan interest (the "net policy value") less the periodic fees and charges and loan interest on any existing loan amount to your next policy anniversary. • When you take a loan we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at a current annual rate of 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged may change at any time but is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. • Loans reduce your policy's death benefit proceeds and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's value.
Partial Withdrawals **See Partial Withdrawals, page 49.**	• A partial withdrawal must be at least $500. • We currently charge a fee of $10 for each partial withdrawal. • Partial withdrawals reduce your policy's death benefit and policy value and may cause your policy to lapse. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders **See Surrender, page 50.**	• You may surrender your policy for its surrender value at any time before the death of the insured person. • Your surrender value is your policy value plus any refund of premium expense and base policy acquisition charges due minus any outstanding loan amount and accrued loan interest. • All insurance coverage ends on the date we receive your surrender request in good order. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.
Reinstatement **See Reinstatement, page 51.**	• Reinstatement means putting a lapsed policy back in force. • You may reinstate your policy and riders within five years of the beginning date of the grace period if you still own the policy and did not surrender it and the insured person is still insurable. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse unless directed otherwise. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.
Term Insurance Rider **See *Optional Term Insurance Rider*, page 37.**	• You may add the optional Term Insurance Rider benefit to your policy. • We deduct additional monthly charges for this rider benefit. • This rider may not be available under your policy or in your state.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when you consider purchasing the policy and investing in the subaccounts of the variable account.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges See *Fees and Charges*, **page 26.**	• The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.
Lapse See Lapse, **page 51.**	• Your policy may lapse and your insurance coverage under the policy may terminate if on any monthly processing date your net policy value is not enough to pay the periodic fees and charges when due. • If you meet this condition, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value. • Partial withdrawals and loans have an adverse impact on your net policy value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.
Exchanges See *Purchasing a Policy*, **page 21.**	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.

Investment Risk
 	
See The Variable Account, page 15.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the subaccounts of the variable account:
	  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
	  ▷ You assume the risk that your values may decline or may not perform to your expectations;
	  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  ▷ Each fund has various investment risks, and some funds are riskier than others;
	  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding subaccount; and
	  ▷ There is no assurance that any fund will achieve its stated investment objective.

Investment Risk
(continued)
	• For amounts you allocate to the fixed account:
	  ▷ Interest rates we declare will change over time; and
	  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Taxation
 	
See TAX CONSIDERATIONS, page 52.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  ▷ Reduction in the amount of your insurance coverage;
	  ▷ Partial withdrawals;
	  ▷ Loans;
	  ▷ Surrender;
	  ▷ Lapse; and
	  ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will be taxable to you to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation **See *Distribution of the Policy*, page 66.**	• We pay compensation to broker/dealers whose registered representatives sell the policy, but this compensation will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for base insurance coverage than we do on premiums paid for coverage under the Term Insurance Rider. Talk to your agent/registered representative about the right blend of base and Term Insurance Rider coverage for you.
Other Products	• We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges. The following table describes the fees and charges deducted at the time you make a premium payment or make certain other transactions. **See Transaction Fees and Charges, page 26.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges
Premium Expense Charge	• When you make a premium payment.	<u>Tax Charge</u> • 4.00% of each premium payment. <u>Sales Charge</u> • 7.00% of each premium payment.
Partial Withdrawal Fee	• When you take a partial withdrawal.	• $10.
Excess Illustration Fee [1]	• Each time you request an illustration after the first each policy year.	• $25.

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[1]   We do not currently assess this charge.

Periodic Fees and Charges. The following table describes the maximum guaranteed charges that could be deducted each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 27.**

Charge	When Deducted	Amount Deducted
		Maximum Guaranteed Charges [2]
Cost of Insurance Charge [3]	• On each monthly processing date.	<u>Range from</u> • $0.09 to $83.33 per $1,000 of base insurance coverage. <u>Representative insured person</u> • $0.56 per $1,000 of base insurance coverage. • The representative insured person is a male, age 50 in the standard non tobacco risk class with guaranteed issue underwriting.
Base Policy Acquisition Charge [4]	• On each monthly processing date.	<u>Range from</u> • $0.24 to $1.19 per $1,000 of base insurance coverage. <u>Representative insured person</u> • $0.53 per $1,000 of base insurance coverage. • The representative insured person is a male, age 50.
Mortality and Expense Risk Charge [5]	• On each monthly processing date.	• 0.03% (0.35% annually) of policy value invested in the variable account.
Policy Charge	• On each monthly processing date.	• $10.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% (guaranteed and current) per annum of the loan amount in policy years 1-10, and lower thereafter.

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[2]   This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[3]   The amount of base insurance coverage is shown on the policy form's Schedule page. The cost of insurance rates vary based on the amount of your base insurance coverage, the type of underwriting used to issue the policy and the insured person's age, gender, policy duration and risk class. The rates shown for the representative insured person are for the first policy year and generally increase each year thereafter. The rates shown have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[4]   The base policy acquisition charge rates currently apply only in policy years 1-10, but they may apply in all policy years. The rates vary based on the amount of your initial base insurance coverage and the insured person's age. The base policy acquisition charge rates shown for the representative insured person are for the first policy year and generally increase each year thereafter. The rates shown have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[5]   The monthly mortality and expense risk charge rate has been rounded up to the nearest one hundredth of one percent. **See Mortality and Expense Risk Charge, page 28, for the monthly rate without rounding.**

Optional Term Insurance Rider Charges. The following table describes the maximum guaranteed charges that could be each month on the monthly processing date if you elect the optional Term Insurance Rider benefit. **See Optional Term Insurance Rider Charges, page 29.**

Charge	When Deducted	Amount Deducted Maximum Guaranteed Charges [6]
Term Rider Cost of Insurance Charge[7]	• On each monthly processing date.	Range from • $0.09 to $83.33 per $1,000 of rider benefit. Representative insured person • $0.56 per $1,000 of rider benefit. • The representative insured person is a male, age 50 in the standard non tobacco risk class.
Term Rider Acquisition Charge [8]	• On each monthly processing date.	Range from • $0.27 to $1.31 per $1,000 of rider benefit. Representative insured person • $0.56 per $1,000 of rider benefit. • The representative insured person is a male, age 50 in the standard non tobacco risk class.

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[6]   This table shows the maximum guaranteed charges that may be assessed during any policy year. Current charges may be less than the maximum guaranteed charges shown and you may get information about the charges that would apply to you by contacting your agent/registered representative for a personalized illustration.

[7]   The Term Rider cost of insurance rates vary based on the amount of your Term Insurance Rider coverage, the type of underwriting used to issue the policy, policy duration and the insured person's age, gender and risk class. The rates shown for the representative insured person are for the first policy year and generally increase each year thereafter. The rates have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

[8]   We currently do not assess the Term Rider acquisition charge, however, we reserve the right to assess this charge on future policies. The rates vary based on the initial amount of your Term Rider coverage and the insured person's age. The rates shown for the representative insured person are for the first policy year and generally increase each year thereafter. The rates shown have been rounded to the nearest penny, and you may get information about the charge that would apply to you by contacting your agent/registered representative for a personalized illustration.

Fund Fees and Expenses. The following table shows the minimum and maximum total gross annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 30.**

	Minimum	**Maximum**
Total Gross Annual Fund Expenses [9] (deducted from fund assets)	0.26%	1.25%

Total gross annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total gross annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the variable account on page 16.**

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[9] Some funds that are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total gross annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
•Premium Expense Charge.
  ▷ Tax Charge.
  ▷ Sales Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in subaccounts of the variable account. The subaccounts invest in the funds.

The funds deduct:
•Investment Management Fees.
•Distribution (12b-1) Fees.
•Other expenses.

We deduct transaction fees and charges from your policy value:
•Partial Withdrawal Fee.
•Excess Illustration Fee.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduct periodic fees and charges from your policy value:
•Cost of Insurance Charge.
•Base Policy Acquisition Charge.
•Mortality and Expense Risk Charge.
•Policy Charge.
•Loan Interest Charge.

Loan Account
An amount equal to any loan you take is set aside as collateral for policy loans.

We deduct fees and charges from your policy value for the optional benefits and riders you select.
▪ Optional Term rider Cost of Insurance Charge.
▪Optional Term Rider Acquisition Charge.

Loans
We charge interest on any outstanding loan amount.

Interest Credited
We credit interest to the amount held in the loan account.

THE COMPANY, THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT

Security Life of Denver Insurance Company

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We are a wholly owned indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. ING Groep N.V. is headquartered in Amsterdam, The Netherlands. Although we are a subsidiary of ING Groep N.V., ING Groep N.V. is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of Security Life of Denver Insurance Company.

We are also a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

Regulatory Developments – The Company and the Industry

As with many financial services companies, the company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services

industry, including businesses in which the company is engaged. In light of these and other developments, U.S. affiliates of ING, including the company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the company with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the company or certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 52, for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities or insurance requirements could subject the company to administrative penalties, unanticipated remediation or other claims and costs.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include subaccounts of the variable account and the fixed account. The investment performance of a policy depends on the performance of the investment options you choose.

The Variable Account

We established Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into subaccounts. Each subaccount invests in a corresponding fund. When you allocate premium payments to a subaccount, you acquire accumulation units of that subaccount. You do not invest directly in or hold shares of the funds when you allocate premium payments to the subaccounts of the variable account.

Funds Available Through the Variable Account. The following chart lists the funds that are available through the variable account.

Certain of these funds are structured as "fund of funds." A "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. The "fund of funds" available through the policy are identified below.

Funds Available Through the Variable Account

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- Fidelity® VIP Contrafund® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Evergreen Health Sciences Portfolio (Class I)
- ING Evergreen Omega Portfolio (Class I)
- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
- ING Focus 5 Portfolio (Class I)
- ING Franklin Templeton Founding Strategy Portfolio (Class I)*
- ING Global Real Estate Portfolio (Class S)
- ING Global Resources Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING Julius Baer Foreign Portfolio (Class I)
- ING Legg Mason Value Portfolio (Class I)
- ING LifeStyle Aggressive Growth Portfolio (Class I)*
- ING LifeStyle Growth Portfolio (Class I)*
- ING LifeStyle Moderate Growth Portfolio (Class I)*
- ING LifeStyle Moderate Portfolio (Class I)*
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class S)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING PIMCO Core Bond Portfolio (Class I)

- ING Pioneer Fund Portfolio (Class I)
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING VP Index Plus International Equity Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value II Portfolio (I Class)
- ING JP Morgan Mid Cap Value Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING Pioneer High Yield Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING VP Balanced Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)
- ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio (Class I)
- ING Russell^{TM} Small Cap Index Portfolio (Class I)
- ING VP Index Plus LargeCap Portfolio (Class I)
- ING VP Index Plus MidCap Portfolio (Class I)
- ING VP Index Plus SmallCap Portfolio (Class I)
- ING VP SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

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* These funds are structured as "fund of funds." See the Fund Fees and Expenses table on page 11 and the Fund Fees and Expenses section on page 30 for more information about "fund of funds."

See Appendix B to this prospectus for more information about the funds available through the variable account, including information about each fund's investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information. You may obtain these documents by contacting us at our Customer Service Center.

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each subaccount's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each subaccount of your policy by dividing your variable account value in that subaccount by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional subaccounts that will invest in funds we find appropriate for policies we issue;
- Eliminate subaccounts;
- Combine two or more subaccounts;
- Close subaccounts. We will notify you in advance by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. See also the **Transfers** section of this prospectus, page 43, for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account; or
- Make any changes required by the1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC, and approved, if necessary, by the appropriate state insurance department(s). We will notify you of any changes. If you wish to transfer the amount you have in the affected subaccount to another subaccount or to the fixed account, you may do so free of charge. Just notify us at our Customer Service Center.

The Fixed Account

You may allocate all or a part of your net premium and transfer your net policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard ING Corporate Advantage variable universal life insurance policy. The policy provides death benefits, policy values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of policy values allocated to funds affiliated with ING. You should be aware that there may be alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

Underwriting

We offer policies using full, simplified issue or guaranteed issue underwriting.

On the fully underwritten application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured person is insurable by us. Before we can make this determination, we may need to request and review medical examinations of and other information about the proposed insured person. Through our underwriting process we also determine the risk class for the proposed insured person if the application is accepted. Risk class is based on such factors as the proposed insured person's age, gender and health. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We offer policies using simplified issue or guaranteed issue underwriting up to a preset amount of coverage with reduced evidence of insurability as compared to fully underwritten policies. More evidence of insurability is required for policies using full underwriting than simplified issue underwriting, and even less evidence is required for policies using guaranteed issue underwriting.

Simplified issue and guaranteed issue underwriting is available for policies covering certain individuals in group or sponsored arrangements. Eligibility requires that each proposed insured person:
- Is actively at work at least 30 hours per week performing normal duties;
- Has been currently employed and actively at work for the past 90 days;
- Must answer certain health related questions and may be required to provide certain medical information;
- Must indicate tobacco use, type and frequency. Tobacco use includes use of any substance in the past 12 months that contains nicotine; and
- Must consent to be insured.

Policies using simplified issue or guaranteed issue underwriting are guaranteed issue policies. Whether a guaranteed issue policy will require simplified issue underwriting will depend on the nature of the individuals in the group or sponsored arrangement to be covered and such factors as the proposed insured person's age and/or health and the amount of coverage. A proposed insured can be rated or excluded from coverage based on, among other things, serious illness, hospitalization, employment status and/or citizenship.

All guaranteed issue policies carry different mortality risks compared to policies that are fully underwritten, and the cost of insurance charge may be greater for guaranteed issue policies than fully underwritten policies. A guaranteed issue policy's fees and charges do not vary, however, depending on whether simplified issue or guaranteed issue underwriting is used.

Generally, on a current basis, the overall charges are higher for a guaranteed issue policy than for a similar fully underwritten policy. This means that an insured person in a group or sponsored arrangement that uses simplified issue or guaranteed issue underwriting could get individual fully underwritten insurance coverage at a lower overall cost.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:

- The amount of your total insurance coverage (which generally must be at least $50,000);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy (we may limit the amount of coverage we will issue on the life of the insured person where the cash value accumulation test is chosen); and
- Whether to include coverage under the optional Term Insurance Rider.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no younger than age 20 and no older than age 75. "Age" under the policy means the insured person's age on the birthday nearest to the policy date.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the policy date.

Important Information About the Term Insurance Rider. It may be to your economic advantage to include part of your insurance coverage under the Term Insurance Rider. Working with your agent/registered representative, consider the following factors described in the ***Optional Term Insurance Rider*** section of this prospectus, page 37, when deciding whether to include coverage under the Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- You cannot pay additional premiums after age 100;
- We may refuse to accept any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse to accept any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract;
- We may require proof that the insured person is still insurable before accepting any premium payment that would cause the net amount at risk to increase; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 61.**

After we deduct the premium expense charge from your premium payments, we apply the remaining premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be at least equal to the sum of the scheduled premium from the policy date through the investment date. The investment date is the date we apply the net premium to your policy.

Scheduled Premium. You may select your scheduled premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:
- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100
- We may refuse to accept or limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the death benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if the death benefit is increased due to an unscheduled premium payment;
- We may require satisfactory evidence that the insured person is insurable according to our normal underwriting rules for the applicable risk class and rating at the time that you make the unscheduled premium payment if an unscheduled premium payment will cause the net amount at risk to increase;
- We will return premium payments that would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy; and
- Our acceptance of an unscheduled premium payment may be subject to certain issue limitations and conditioned on the availability of reinsurance coverage.

Satisfactory evidence of insurability may include receipt of an application and required medical information.

Premium Payments Affect Your Coverage. Your coverage lasts only as long as you have a positive net policy value that is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to avoid lapse and loss of insurance coverage. **See Lapse, page 51.**

Allocation of Net Premium. Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial net premium to your policy after all of the following conditions have been met:
- We receive the required initial premium;
- All issue requirements have been received by our Customer Service Center; and
- We approve your policy for issue.

Amounts you designate for the fixed account will be allocated to that account on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the subaccounts of the variable account in the subaccount that invests in the ING Liquid Assets Portfolio. Five days after the date we mailed your policy to you plus the length of your state's free look period we will transfer these amounts from this subaccount to the fixed account and the available subaccounts that you have selected based on your most recent premium allocation instructions.

Thereafter, all net premiums we receive will be allocated to your policy on the valuation date of their receipt in good order. We will allocate net premiums to the available subaccounts using your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%. If your most recent premium allocation instructions includes a fund that corresponds to a subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a subaccount) or is otherwise unavailable, net premium received that would have been allocated to the subaccount corresponding to the closed or otherwise unavailable fund may be automatically allocated among all the other available subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 51, for more information about how to keep your policy from lapsing. See also Reinstatement, page 51, for more information about how to put your policy back in force if it has lapsed.**

If your state provides for return of your policy value during the free look period (or provides no free look period), we allocate amounts you designated for the subaccounts of the variable account directly into those subaccounts.

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you request a free look refund or return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
- Refund of all premium we have received from you; or
- Refund of your policy value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of free look refund will affect when premium received before the end of the free look period is allocated to the subaccounts. **See Allocation of Net Premium, page 23.**

The type of refund that applies in your state will be specified in your policy. The type of free look refund will affect when premium received before the end of the free look period is allocated to the subaccounts. **See Allocation of Net Premium, page 23.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $1 million per insured person, which includes other in-force coverage we have on that insured person.

Temporary insurance coverage begins when all of the following events have occurred:

- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:

- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your policy date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:

- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See Allocation of Net Premium, page 23.** If a policy is not issued and temporary insurance coverage ends, any premium received will be returned without interest.

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including rider benefits, if any);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Premium Expense Charge. The premium expense charge is consists of the tax charge and the sales charge.

Tax Charge. We deduct 4.00% from each premium payment. This charge helps compensate us for the costs associated with state and local taxes and the federal income tax treatment of deferred acquisition costs.

Sales Charge. We currently deduct a sales charge of 7.00% from each premium payment during the first ten policy years, and 1.00% of each premium payment thereafter. This charge is guaranteed not to exceed 7.00% of each premium payment.

This charge helps compensate us for the costs associated with selling the policies, including promotional, advertising and distribution expenses.

Partial Withdrawal Fee. We deduct a $10 partial withdrawal fee each time you take a partial withdrawal from your policy. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Excess Illustration Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $25 for each illustration of your policy values you request after the first each policy year.
This fee helps offset the costs we incur when processing requests for excess illustrations.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your policy value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the subaccounts and fixed account in the same proportion that your value in each has to your net policy value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for your total insurance coverage (your base insurance coverage plus any Term Insurance Rider coverage). The net amount at risk as calculated on each monthly processing date equals the difference between:
- Your current total death benefit discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date other than cost of insurance charges.

Monthly cost of insurance rates for both the base policy and the optional Term Insurance Rider depend on the type of underwriting used to issue the policy and the insured person's age at issue, gender, risk class, policy duration and amount of insurance coverage on the policy date. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table beginning on page 9 for the minimum and maximum cost of insurance rates and the rates for a representative insured person.** Fully and simplified underwritten policies may have lower current cost of insurance rates than policies issued on a guaranteed issue underwriting basis.

The cost of insurance charges for both the base policy and the optional Term Insurance Rider vary from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:

- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account.

There are no cost of insurance charges after age 100.

The cost of insurance charges compensates us for the ongoing costs of providing insurance coverage under the base policy and the optional Term Insurance Rider, including the expected cost of paying death benefits that may be more than your policy value.

Base Policy Acquisition Charge. Each month we deduct a base policy acquisition charge equal to the monthly base policy acquisition charge rates multiplied by the amount of your initial base insurance coverage divided by 1,000. The rates vary based on the insured person's age at issue. Currently, this charge decreases to zero after the tenth policy year. We reserve the right, however, to assess this charge in all policy years. The rates that apply to you and the duration of this charge will be set forth in your policy. **See the Periodic Fees and Charges table beginning on page 9 for the minimum and maximum base policy acquisition charge rates and the rates for a representative insured person.**

This charge helps offset the costs we incur in selling, issuing and administering the policy, including costs associated with:

- Acquisition costs, including commissions we pay to your agent/registered representative;
- Conducting medical examinations;
- Processing applications;
- Underwriting;
- Billing and collecting premiums; and
- Processing claims and policy transactions.

Mortality and Expense Risk Charge. Each month we deduct from your policy value a mortality and expense risk charge currently equal to 0.00833% (0.10% annually) of the amount invested in the subaccounts. This charge is guaranteed not to exceed 0.02917% (0.35% annually).

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge of $10. This charge helps compensate us for the costs associated with:
- Establishing policy records; and
- Reporting and communicating with policy owners; and
- Overhead and other expenses.

Loan Interest Charge. We charge interest on loans you take. The annual interest rate charged is currently 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged may change at any time but is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. Interest accrues daily but is due in arrears on each policy anniversary. **See the Loan Interest section on page 42 for more information about the loan interest charge.**

Optional Term Insurance Rider Charges

There are separate cost of insurance and acquisition charges for the optional Term Insurance Rider coverage. **See Cost of Insurance on page 27, the Optional Term Insurance Rider Charges table on page 10, and the *Optional Term Insurance Rider* section on page 37 for more information about this optional rider and the applicable charges.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:
- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate purchasers;
- Our policyholders or the policyholders of our affiliated companies; or
- Certain groups or individuals who purchase the policy through investment professionals who charge a fee for their services.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 11 of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds. Affiliated funds are (a) funds managed by Directed Services LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate; and (b) funds managed by a company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds may include:
- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fees has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

Types of Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant. Revenues received by the company from unaffiliated funds and/or their affiliates may include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests and mailing fund prospectuses, periodic reports and proxy materials. These additional payments may be used by us to finance distribution of the policy.

These revenues are received as cash payments, and if the three unaffiliated fund families currently offered through the policy were individually ranked according to the total amount they paid to the company or its affiliates in 2007, that ranking would be as follows:

- American Funds Insurance Series;
- Fidelity® Variable Insurance Product Portfolios; and
- Neuberger Berman AMT Portfolios®.

If the revenues received from affiliated funds were included in this list, payments from Directed Services LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may make fixed dollar payments to help expense offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The "fund of funds" available through the policy are identified in the list of funds available through the variable account on page 16.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. ***See Distribution of the Policy,*** **page 66.**

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $50,000 of base insurance coverage to issue your policy.

You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. The optional Term Insurance Rider provides the term insurance element of your coverage.

It may be to your economic advantage to include part of your insurance coverage under the optional Term Insurance Rider. **See Important Information About the Term Insurance Rider, page 39.**

Changes in the Amount of Your Insurance Coverage

You may not increase the amount of your base insurance coverage (except that increases resulting from a death benefit option change are allowed). You may increase, however, the amount of coverage under the optional Term Insurance Rider after the first policy anniversary, subject to our current underwriting rules.

Subject to certain limitations, you may decrease the amount of your insurance coverage. Changing the amount of your insurance coverage will generally not be allowed until after the first policy year. Any change will be effective on the next monthly processing date after we receive your written request or the next monthly processing date after underwriting approval (if required), whichever is later. A death benefit option change may cause the amount of base insurance coverage to change.

There may be certain requirements that must be met before we will approve a change in the amount of your insurance coverage. After we approve such a request, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

A reduction in the amount of your insurance coverage must be for at least $1,000 and may not result in an amount of base insurance coverage below $25,000.

Decreases in insurance coverage may result in:
- Reduced premium amounts; and
- Reduced cost of insurance charges.

Decreases in the amount of insurance coverage will first reduce the amount of coverage, if any, under your optional Term Insurance Rider. We reduce the amount of your base insurance coverage only after your optional Term Insurance Rider coverage is reduced to zero.

We reserve the right not to approve a requested reduction in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested reduction in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Reducing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 54.**

Insurance Coverage after Age 100

Your insurance coverage under the policy automatically continues in force beyond the policy anniversary nearest the insured person's 100th birthday ("age 100"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:
- The amount of your death benefit equals your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
- The optional Term Insurance Rider is terminated;
- Your net policy value is transferred into the fixed account and subsequent transfers into the subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However, after age 100:

- We accept no further premium payments; and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed after age 100. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding loan amount plus accrued loan interest may become greater than your policy value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest after age 100.

If you wish to stop coverage after age 100, you may surrender your policy and receive the net policy value. All other normal consequences of surrender apply. **See Surrender, page 50.**

Coverage after age 100 is not available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the net policy value. Contact your agent/registered representative or our Customer Service Center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a qualified tax adviser as to those consequences. See Continuation of a Policy, page 57.

Death Benefit Qualification Tests

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the fixed account in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, gender and risk class at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the policy value. We may limit the amount of coverage we will issue on the life of the insured person where the cash value accumulation test has been chosen.

Death Benefit Options

Before age 100, there are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first monthly processing date and before age 100.

Option 1. Under death benefit Option 1, the total death benefit is the greater of:
- The amount of base insurance coverage and Term Insurance Rider coverage in effect on the date of the insured person's death; or
- Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will remain level unless your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor described in Appendix A exceeds the amount of total insurance coverage. In this case, your death benefit will vary as the policy value varies.

With Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Option 2. Under death benefit Option 2, the total death benefit is the greater of:
- The amount of your base insurance coverage and Term Insurance Rider coverage plus your policy value on the date of the insured person's death; or
- Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will vary as the policy value varies and investment performance is reflected in your insurance coverage.

Option 3. Under death benefit Option 3, the total death benefit is the greater of:
- The amount of base insurance coverage and Term Insurance Rider coverage in effect on the date of the insured person's death plus premiums paid minus withdrawals taken and partial withdrawal fees assessed; or
- Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will vary as you pay premiums and take withdrawals or if your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor described in Appendix A exceeds the amount of total insurance coverage plus premiums paid minus withdrawals taken.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your total insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose death benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose death benefit Option 2. If you require a specific death benefit that would include a return of the premium paid, death benefit Option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first monthly processing date and before age 100 you may be able to change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes. You may not change your death benefit option if your death benefit is currently equal to your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Changing your death benefit option may reduce or increase the amount of your total insurance coverage. The following death benefit option changes are allowed, and on the effective date of the change the amount of your base insurance coverage will change as follows:

Change From:	Change To:	Base Insurance Coverage Following the Change:
Option 2	Option 1	• Your base insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	• Your base insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

If we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

Although a death benefit option change may cause the amount of your total insurance coverage to change, it will not affect the amount of coverage you may have under the optional Term Insurance Rider. See *Optional Term Insurance Rider*, page 37.

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:

• The total death benefit provided by your base policy and the Term Insurance Rider, if any, minus
• Any outstanding loan amount and accrued loan interest; minus
• Any outstanding fees and charges incurred before the insured person's death. The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

Optional Term Insurance Rider

Your policy may include an optional Term Insurance Rider. This optional rider has additional charges, but you may cancel it at any time. *Adding or canceling riders may have tax consequences.* **See Modified Endowment Contracts, page 54.**

The following information does not include all of the terms and conditions of the optional Term Insurance Rider, and you should refer to the rider to fully understand its benefits and limitations. This rider may not be available under your policy. Contact your agent/registered representative for availability the availability of this optional rider.

You can increase the amount of your total insurance coverage under the policy by adding coverage under the optional Term Insurance Rider. The optional Term Insurance Rider provides an additional level term insurance benefit if the insured person dies before age 100. The rider effective date is the policy date or, if added later, the monthly processing date on or next following the date your application for this rider is approved by us.

Beginning one year after the policy date, you can increase or decrease the amount of coverage under this rider by sending a written request to our Customer Service Center. Changes in coverage must be at least $1,000 and are subject to the following conditions:

- Any request for increased coverage under this rider must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the insured person is still insurable at the original premium class and risk rating factor according to our normal underwriting rules;
- Any increase in coverage under this rider will be effective on the monthly processing date on or immediately following our approval of the application;
- Any decrease in coverage will be effective on the monthly processing date on or Any decrease in coverage will first reduce the term insurance coverage under this rider before the base insurance coverage under the policy is reduced.

You should consider the following when deciding whether to add optional Term Insurance Rider coverage to your base coverage under the policy:

- There are separate cost of insurance and acquisition charges for coverage under this rider;
- The current cost of insurance and acquisition charge rates for coverage under the Term Insurance Rider are generally less than the current cost of insurance and acquisition charge rates for coverage under the base policy. (**See Cost of Insurance, page 27, and Optional Term Insurance Rider Charges table, page 10**);
- A partial withdrawal may reduce coverage under this rider; and
- This rider has no cash value and provides no growth potential.

Coverage under this rider will terminate on the earliest of the following dates:

- The expiration of the grace period under the policy;
- Termination or surrender of the policy;
- The policy anniversary nearest the insured person's 100th birthday; and
- Receipt by us of a written request to cancel this rider. Cancellation will be effective on the next monthly processing date following our receipt of your written cancellation request.

Important Information about the Term Insurance Rider

It may be to your economic advantage to include part of your insurance coverage under the Term Insurance Rider. Working with your agent/registered representative, consider the following when deciding whether to include coverage under the Term Insurance Rider and in what proportion to the total amount of coverage under your policy:

- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the policy value. Accordingly, please be aware that:
  - ▷ The current cost of insurance rates for coverage under the Term Insurance Rider are generally less than the current cost of insurance rates for coverage under the base policy;
  - ▷ The guaranteed maximum cost of insurance rates for coverage under the Term Insurance Rider are generally more than the guaranteed maximum cost of insurance rates for coverage under the base policy; and
  - ▷ Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Term Insurance Rider.
- **Compensation.** We generally pay more compensation to your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Term Insurance Rider. See *Distribution of the Policy,* **page 66.**

With these factors in mind, you should discuss with your agent/registered representative how the use of the term insurance rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and term insurance rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the term insurance rider, and you should read them carefully to fully understand their benefits and limitations.

Policy Value

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:
- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Fixed Account, page 19.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the subaccounts of the variable account.

Determining Values in the Subaccounts. The value of the amount invested in each subaccount is measured by accumulation units and accumulation unit values. The value of each subaccount is the accumulation unit value for that subaccount multiplied by the number of accumulation units you own in that subaccount. Each subaccount has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each subaccount varies with the investment performance of its underlying fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

We redeem accumulation units:

- When amounts are transferred from a subaccount (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your policy value;
- For policy transaction fees (including fund redemption fees, if any);
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the subaccount calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our Customer Service Center in good order, so long as the date of receipt is a valuation date. We use the accumulation unit value that is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your policy value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the subaccounts goes up or down depending on investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the subaccounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each subaccount on each valuation date.

We generally set the accumulation unit value for a subaccount at $10 when the subaccount is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date, multiplied by
- The subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each subaccount every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we credit interest to the amount held in the loan account. Your loan account value is equal to your outstanding loan amount, including interest that we credit. **See Loans, page 42.**

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

Special Features and Benefits

Refund of Premium Expense and Base Policy Acquisition Charges

If you surrender your policy within the first two policy years and your policy has not lapsed, we will refund the following percentages of the premium expense charge and base policy acquisition charge we deducted from your premium payments and policy value during the first policy year.

Policy Year of Surrender	Percentage of First Policy Year Premium Expense Charge Refund	Percentage of First Policy Year Base Policy Acquisition Charge Refund
1	40%	40%
2	20%	20%

Loans

You may borrow money from us at any time after the first monthly processing date by using your policy as collateral for the loan. Unless state law requires otherwise, the maximum amount you may borrow is limited to your net policy value minus the monthly periodic fees and charges to your next policy anniversary and accrued but unpaid loan interest to your next policy anniversary.

Your loan request must be directed to our Customer Service Center. When you request a loan the loan collateral will be taken from each active investment option you have, including the fixed account, in the same proportion that your value in each bears to your policy value.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest that we credit to the loan account becomes part of your loan account value until the next policy anniversary when it is transferred to the investment options and allocated in the same proportion that your value in each bears to your policy value.

We also charge interest on loans you take. The annual interest rate charged is currently 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your loan amount.

Loan Repayment. You may repay your loan at any time. We generally assume that payments you make are premium payments. You must tell us if you want a payment to be used to repay a loan, however, we reserve the right to treat a payment as a loan repayment.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the subaccounts and fixed account in the same proportion as your current premium allocation.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:

- If you do not make loan repayments your policy could lapse if your loan amount and accrued loan interest is greater than your policy value;
- Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- After age 100 if you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding loan amount and accrued loan interest from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 54.**

Transfers

You currently may make an unlimited number of transfers of your variable account value between the subaccounts and to the fixed account. Transfers are subject to any conditions, limits or charges (including redemption fees) that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends;
- The minimum amount you may transfer is $100;
- If the amount remaining in the investment option after a transfer will be less than $100, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the subaccounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services who violate our excessive trading policy. **See Limits on Frequent and Disruptive Transfers, page 46.**

One transfer from the fixed account to the subaccounts of the variable account may be made only during the first 30 days of each policy year and is limited to the greater of:

- 25% of your fixed account value at the time of the transfer;
- The sum of the amounts transferred and withdrawn from the fixed account during the prior policy year; or
- $100.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000 invested in a subaccount that invests in the ING Liquid Assets Portfolio (the "source subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of subaccount value from the source subaccount to one or more of the other subaccounts. We do not permit transfers to the fixed account or the loan account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:

- The date you specify;
- The date your balance in the source subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source subaccount to the other subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable account values among your chosen subaccounts. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the subaccounts to match the asset allocation percentages you have chosen. This action rebalances the amounts in the subaccounts that do not match your set allocation percentages. This mismatch can happen if a subaccount outperforms another subaccount over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request in good order.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the fixed account or the loan account.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it in good order at our Customer Service Center.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding policy owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or policy value to the fund or all funds within the fund family.

Conversion to a Guaranteed Policy

During the first two policy years you may permanently convert your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the subaccounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the subaccounts of the variable account. We do not charge for this change. Contact our Customer Service Center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

You may withdraw part of your policy's surrender value. A partial withdrawal must be at least $500. The maximum partial withdrawal you may take is your net policy value on the date of the partial withdrawal minus loan interest to the end of the policy year and the partial withdrawal fee. If your withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the withdrawal.

We charge a fee of $10 for each partial withdrawal. **See Partial Withdrawal Fee, page 26.**

We will take partial withdrawals from the fixed account and the subaccounts of the variable account in the same proportion that your value in each has to your net policy value immediately before the withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request.

Unless you request otherwise, proceeds from a partial withdrawal generally will be paid into an interest bearing account that you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 62.**

Effects of a Partial Withdrawal. We will reduce your policy value by the amount of the partial withdrawal plus the partial withdrawal fee.
Under death benefit Option 1, a partial withdrawal will reduce the amount of your insurance coverage by the amount of a partial withdrawal plus the partial withdrawal fee unless the reduction would not affect your total death benefit on the date of the withdrawal.

Under death benefit Option 2, a partial withdrawal will not reduce the amount of your insurance coverage.

Under death benefit Option 3, a partial withdrawal will reduce the amount of your insurance coverage by the amount that the sum of all your partial withdrawals plus the partial withdrawal fees exceeds the total premium we have received from you since the policy date, unless the reduction would not affect your total death benefit on the date of the withdrawal.

Any reduction in insurance coverage will first reduce your Term Insurance Rider coverage, if any, and then your base insurance coverage.

Any reduction in insurance coverage or policy value will occur as of the date that the partial withdrawal is processed.

If a partial withdrawal reduces the amount of insurance coverage, the amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of base insurance coverage after the withdrawal would be less than $25,000.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See *Tax Status of the Policy*, page 53.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its surrender value at any time after the free look period while the insured person is alive. Your surrender value is your policy value plus any refund of premium expense and base policy acquisition charges due minus any outstanding loan amount and accrued loan interest.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request in good order and policy at our Customer Service Center. All insurance coverage ends on the date we receive your surrender request and policy.

Unless you request otherwise, we will deposit your surrender value into an interest bearing account that you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 62.**

If you surrender your policy within the first two policy years, the surrender value may include a refund of a portion of the premium expense and base policy acquisition charges previously deducted. Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits*, page 54.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:

- Your net policy value is enough to pay the periodic fees and charges when due; or
- After age 100, your policy value exceeds your outstanding loan amount plus accrued loan interest.

Grace Period. If on a monthly processing date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges for the optional Term Insurance Rider benefits, if applicable, for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, and then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and the Term Insurance Rider, if applicable, lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we pay death benefit proceeds to your beneficiaries with reductions for your outstanding loan amount, accrued loan interest and periodic fees and charges owed.

If your policy lapses, any distribution of policy value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 54.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and the Term Insurance Rider, if applicable, by written request any time within five years after the beginning of the grace period that ended with the lapse of your policy. A policy that was surrendered may not be reinstated.

To reinstate the policy and the Term Insurance Rider, if applicable, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the 61-day grace period and for at least two months after reinstatement. If you had a loan existing when coverage lapsed, unless directed otherwise we will reinstate it with accrued loan interest to the date of the lapse.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a competent adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 54.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 34.** If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 54.** If we return premium in order to bring your policy into compliance with the requirements of Section 7702, it will be refunded on a last-in, first-out basis and may be taken from the investment options in which your policy is allocated based on your premium allocation in effect when we received the premium to be refunded.

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our variable account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met, your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal, state and local transfer, estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A qualified tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59½; (b) that are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) that are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

If we discover that your policy has inadvertently become a modified endowment contract, we will assume that you do not want it to be classified as a modified endowment contract and attempt to fix this by refunding any excess premium with related interest. The excess gross premium will be refunded on a last-in, first-out basis and may be taken from the investment options in which your policy value is allocated based on your premium allocation in effect when we received the premium to be refunded.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a qualified tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax penalty.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

n general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (a loan where the interest rate charged is less than or equal to the interest rate credited) are uncertain. Before taking out a policy loan, you should consult a qualified tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy, other than a modified endowment contract, is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Continuation of a Policy

The tax consequences of continuing the policy after the insured person reaches age 100 are unclear. For example, in certain situations it is possible that after the insured person reaches age 100 the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after the insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. We accept Section 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your qualified tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements, including:
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) In addition, in certain instances, a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your Term Insurance Rider, if applicable;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person can generally be no younger than age 20 and no older than age 75.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our Customer Service Center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner. If a beneficiary is a minor, the death benefit proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See *Other Tax Matters*, page 56.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See *Other Tax Matters*, page 56.**

Incontestability

After your policy has been in force and the insured person is alive for two years from (1) the policy date, (2) the effective date of an increase in any other benefit or (3) reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount that would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan account value plus accrued loan interest; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for any increase if the insured person commits suicide (while sane or insane), within two years of the effective date of any increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges that were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 51. See also Premium Payments Affect Your Coverage, page 23.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the subaccounts or to determine the value of a subaccount's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.
We execute transfers among the subaccounts as of the valuation date of our receipt of your request at our Customer Service Center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the subaccounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Unless you request otherwise, we generally pay death benefit proceeds, surrender value and partial withdrawals into an interest bearing account that may be accessed by you or the beneficiary, as applicable, through a checkbook feature. This interest bearing account is backed by our general account, and the checkbook feature may be used to access the payment at any time without penalty.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our Customer Service Center. Telephone privileges allow you or your agent/registered representative to call our Customer Service Center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Our Customer Service Center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 46.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent/registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-Participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the subaccounts and funds. Past performance is not indicative of future performance of the subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be at least $2,000.

The following settlement options are available:
- **Option 1** – The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 2** – The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Option 3** – The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 4** – The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid; and
- **Option 5** – Other options we offer at the time we pay the benefit.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account that is backed by our general account and can be accessed by the beneficiary through a checkbook feature. Interest earned on this account may be less than interest paid under other settlement options. **See Transaction Processing, page 62.**

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. We may assess a charge not to exceed $25 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 26.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our Customer Service Center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policy

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with ING America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. ING America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority. Its principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2007, 2006 and 2005, the aggregate amount of underwriting commissions we paid to ING America Equities, Inc. was $34,635,694, $30,168,287 and $35,623,260, respectively.

ING America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy, and part of that payment goes to your agent/registered representative.

The following is a list of broker-dealers affiliated with the company which have selling agreements with ING America Equities, Inc.:

- Bancnorth Investment Group, Inc.
- Financial Network Investment Corporation
- Guaranty Brokerage Services, Inc.
- ING Financial Advisers, LLC
- ING Financial Markets LLC
- ING Financial Partners, Inc.
- Multi-Financial Securities Corporation
- PrimeVest Financial Services, Inc.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions which may include a portion for wholesaling or supplemental commissions. However categorized, commissions paid will not exceed the total of the percentages shown below.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average net policy value. The percentages we pay may vary depending on the particular payment option selected. The option with the largest percentage of first year commission pays up to 35% of target premium received during the first policy year, 2% of premium in excess of target premium and 0.20% of the average net policy value beginning in the eleventh policy year. The percentages reflect the amounts we will pay in the first policy year and the percentages may decrease thereafter.

A portion of the commission may be used to pay supplemental commissions, which are based on a percentage of the cumulative target premium we receive for the policy and certain other designated insurance products issued by the company and/or its affiliates during a calendar year. The maximum percentage of supplemental commissions that we may pay is 13.25%.

Generally, the commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under the Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and Term Insurance Rider coverage for you.

In addition to the sales compensation described above, ING America Equities, Inc. may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2007, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received:

- NFP Securities, Inc.
- ING Financial Partners, Inc.
- LPL Financial Corporation
- Papalia Securities, Inc.
- Ogilvie Security Advisors Corp.
- Multi-Financial Securities Corporation
- Royal Alliance Associates, Inc.
- CPI Capital
- American General Securities Incorporated
- Raymond James Financial Services, Inc.
- Mutual Service Corporation
- Securities America, Inc.
- Associated Securities Corp.
- Park Avenue Securities LLC
- Financial Network Investment Corporation
- First Heartland Capital, Inc.
- M Holdings Securities, Inc.
- Capital Analysts Incorporated
- WS Insurance Services, LLC
- ProEquities, Inc.
- Morgan Stanley & Company, Inc.
- Linsco/Private Ledger Corp.
- Triad Advisors, Inc.
- Jefferson Pilot Securities Corporation
- UBS Financial Services Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

Legal Proceedings

We are not aware of any pending legal proceedings that involve the variable account as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING America Equities, Inc. is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse affect on its ability to distribute the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A
Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 – 99	1.00
45	2.15	54	1.57	63	1.24	72	1.11	100+	1.00
46	2.09	55	1.50	64	1.22	73	1.09		
47	2.03	56	1.46	65	1.20	74	1.07		
48	1.97	57	1.42	66	1.19	75 – 90	1.05		

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the fixed account of the policy and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, risk class and gender (unless unisex rates apply) of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the applicable net single premium per dollar of paid up whole life insurance.

APPENDIX B

Funds Available Through the Variable Account

The following chart lists the funds that are currently available through the subaccounts of the variable account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital by investing primarily in U.S. common stocks.
American Funds – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time by investing primarily in U.S. common stocks and other securities that appear to offer potential for capital appreciation and/or dividends.
American Funds – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time by investing primarily in common stocks of companies based outside the United States.
Fidelity® VIP Contrafund® Portfolio (Service Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Service Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K), Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING AllianceBernstein Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: AllianceBernstein, L.P.	Seeks long-term growth of capital.
ING BlackRock Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Evergreen Health Sciences Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Focus 5 Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return through capital appreciation and dividend income.
ING Franklin Templeton Founding Strategy Portfolio (Class I)	Investment Adviser: Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING Global Real Estate Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Clarion Real Estate Securities L.P.	A *non-diversified* portfolio that seeks high total return, consisting of capital appreciation and current income.
ING Global Resources Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING JPMorgan Value Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks long-term capital appreciation.
ING Julius Baer Foreign Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Julius Baer Investment Management, LLC	Seeks long-term growth of capital.
ING Legg Mason Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Legg Mason Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital.
ING LifeStyle Aggressive Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital.
ING LifeStyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and some current income.
ING LifeStyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and a low to moderate level of current income.
ING LifeStyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and current income.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Marsico Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks total return.
ING Oppenheimer Main Street Portfolio ® (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING PIMCO Core Bond Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Stock Index Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Capital Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term capital appreciation.
ING Van Kampen Growth and Income Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term growth of capital and income.
ING VP Index Plus International Equity Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Advisors, B. V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Wells Fargo Small Cap Disciplined Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Wells Capital Management, Inc.	Seeks long-term capital appreciation.
ING Baron Small Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value II Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Neuberger Berman Partners Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Neuberger Berman Management Inc.	Seeks capital growth.
ING Oppenheimer Global Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Pioneer High Yield Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Balanced Portfolio, Inc (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING VP Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Lehman Brothers Asset Management LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Lehman Brothers U.S. Aggregate Bond Index®.
ING Russell™ Small Cap Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING VP Index Plus LargeCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Index Plus MidCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index) while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600 Index) while maintaining a market level of risk.
ING VP SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	Investment Adviser: Neuberger Berman Management Inc. Subadviser: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

APPENDIX C

INFORMATION REGARDING CLOSED SUBACCOUNTS

The subaccounts that invest in the following funds have been closed to new investment:

- ING PIMCO Total Return Portfolio
- ING VP High Yield Bond Portfolio
- ING VP Real Estate Portfolio

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our:

ING Customer Service Center
McCamish Systems, LLC
P.O. Box 724927
Atlanta, GA 30119
1-866-790-1988

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 51, for more information about how to keep your policy from lapsing. See also Reinstatement, page 51, for more information about how to put your policy back in force if it has lapsed.**

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** – The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** – A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 26.**

   To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

   ING Customer Service Center
   McCamish Systems, LLC
   P.O. Box 724927
   Atlanta, GA 30119
   1-866-790-1988

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (http://www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-120889.

1940 Act File No. 811-08292
1933 Act file No. 333-120889

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY

Statement of Additional Information dated April 28, 2008

ING CORPORATE ADVANTAGE
Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Corporate Advantage VUL prospectus dated April 28, 2008. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company's customer service center at McCamish Systems, LLC, P.O. Box 724927, Atlanta, GA 30119, by calling 1-866-790-1988, or by accessing the SEC's website at http://www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We established the Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available subaccounts of the variable account. Each subaccount invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the subaccounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the subaccounts of the variable account and the funds available for investment through the subaccounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the subaccounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a subaccount commenced operation. We will calculate such performance information based on the assumption that the subaccounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the subaccounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the subaccounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the subaccounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at McCamish Systems, LLC, P.O. Box 724927, Atlanta, GA 30119, by calling 1-866-790-1988.

EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2007, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of Security Life of Denver Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2007, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the Company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The statutory basis financial statements of the Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Security Life of Denver Insurance Company
Security Life Separate Account L1
Year ended December 31, 2007
with Report of Independent Registered Public Accounting Firm

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SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Financial Statements
Year ended December 31, 2007

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") as of December 31, 2007, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth-Income Fund -
    Class 2
  American Funds Insurance Series® International Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Institutional
    Class
  ING BlackRock Large Cap Growth Portfolio - Institutional
    Class
  ING BlackRock Large Cap Value Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Institutional Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class
  ING FMR℠ Large Cap Growth Portfolio - Institutional Class
  ING FMR℠ Mid Cap Growth Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional
    Class
  ING JPMorgan Value Opportunities Portfolio - Institutional
    Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING LifeStyle Aggressive Growth Portfolio - Institutional Class
  ING LifeStyle Growth Portfolio - Institutional Class
  ING LifeStyle Moderate Growth Portfolio - Institutional Class
  ING LifeStyle Moderate Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING MarketPro Portfolio - Institutional Class
  ING MarketStyle Growth Portfolio - Institutional Class
  ING MarketStyle Moderate Growth Portfolio - Institutional
    Class

ING Investors Trust (continued):
  ING MarketStyle Moderate Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities Portfolio - Institutional
    Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional
    Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service
    Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service
    Class
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Initial
    Class
  ING American Century Small-Mid Cap Value Portfolio - Initial
    Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Columbia Small Cap Value II Portfolio - Initial Class
  ING Fundamental Research Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial
    Class
  ING Lord Abbett U.S. Government Securities Portfolio - Initial
    Class
  ING Neuberger Berman Partners Portfolio - Initial Class
  ING Neuberger Berman Regency Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial Class

ING Strategic Allocation Portfolios, Inc.:
   ING VP Strategic Allocation Conservative Portfolio - Class I
   ING VP Strategic Allocation Growth Portfolio - Class I
   ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
   ING VP Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:
   ING VP Index Plus LargeCap Portfolio - Class I
   ING VP Index Plus MidCap Portfolio - Class I
   ING VP Index Plus SmallCap Portfolio - Class I
   ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
   ING VP High Yield Bond Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP Real Estate Portfolio - Class S
   ING VP SmallCap Opportunities Portfolio - Class I

ING VP Balanced Portfolio, Inc.:
   ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class I
M Fund, Inc.:
   Brandes International Equity Fund
   Business Opportunity Value Fund
   Frontier Capital Appreciation Fund
   Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Socially Responsive Portfolio® -
    Class I
Van Eck Worldwide Insurance Trust:
   Van Eck Worldwide Hard Assets Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Security Life of Denver Insurance Company Security Life Separate Account L1 at December 31, 2007, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
March 21, 2008

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Equity-Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 15,770	$ 61,155	$ 31,094	$ 61,314	$ 3,978
Total assets	15,770	61,155	31,094	61,314	3,978
Net assets	$ 15,770	$ 61,155	$ 31,094	$ 61,314	$ 3,978
Total number of mutual fund shares	541,735	916,598	735,787	2,480,344	166,988
Cost of mutual fund shares	$ 13,610	$ 54,434	$ 28,764	$ 50,002	$ 4,465

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 16,998	$ 439	$ 3,252	$ 2,045	$ 20,672
Total assets	16,998	439	3,252	2,045	20,672
Net assets	$ 16,998	$ 439	$ 3,252	$ 2,045	$ 20,672
Total number of mutual fund shares	611,423	34,377	184,476	165,151	1,468,213
Cost of mutual fund shares	$ 19,829	$ 423	$ 3,251	$ 2,059	$ 17,254

The accompanying notes are an integral part of these financial statements.

4

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Large Cap Growth Portfolio - Institutional Class	ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 2,671	$ 32,429	$ 21,328	$ 78,250	$ 2,772
Total assets	2,671	32,429	21,328	78,250	2,772
Net assets	$ 2,671	$ 32,429	$ 21,328	$ 78,250	$ 2,772
Total number of mutual fund shares	209,505	2,517,792	1,391,239	6,937,058	215,708
Cost of mutual fund shares	$ 2,471	$ 28,323	$ 20,097	$ 74,166	$ 2,507

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 17,858	$ 38,928	$ 29,389	$ 8,547	$ 21,963
Total assets	17,858	38,928	29,389	8,547	21,963
Net assets	$ 17,858	$ 38,928	$ 29,389	$ 8,547	$ 21,963
Total number of mutual fund shares	677,454	1,450,389	2,199,808	726,787	1,188,494
Cost of mutual fund shares	$ 15,717	$ 26,613	$ 29,387	$ 8,671	$ 20,664

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class	ING LifeStyle Moderate Growth Portfolio - Institutional Class	ING LifeStyle Moderate Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 8,611	$ 8,505	$ 21,355	$ 10,404	$ 2,944
Total assets	8,611	8,505	21,355	10,404	2,944
Net assets	$ 8,611	$ 8,505	$ 21,355	$ 10,404	$ 2,944
Total number of mutual fund shares	816,959	607,085	1,573,656	801,525	233,660
Cost of mutual fund shares	$ 8,556	$ 8,905	$ 21,130	$ 10,327	$ 2,952

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 24,785	$ 77,520	$ 32,210	$ 302	$ 8,468
Total assets	24,785	77,520	32,210	302	8,468
Net assets	$ 24,785	$ 77,520	$ 32,210	$ 302	$ 8,468
Total number of mutual fund shares	2,228,855	77,519,704	32,210,452	23,820	442,401
Cost of mutual fund shares	$ 24,032	$ 77,520	$ 32,210	$ 301	$ 8,200

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 22,067	$ 6,735	$ 20,837	$ 934	$ 1,580
Total assets	22,067	6,735	20,837	934	1,580
Net assets	$ 22,067	$ 6,735	$ 20,837	$ 934	$ 1,580
Total number of mutual fund shares	1,289,737	368,856	1,168,011	45,606	120,039
Cost of mutual fund shares	$ 19,726	$ 6,776	$ 18,034	$ 924	$ 1,536

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 12,284	$ 202,331	$ 50,881	$ 20,795	$ 115
Total assets	12,284	202,331	50,881	20,795	115
Net assets	$ 12,284	$ 202,331	$ 50,881	$ 20,795	$ 115
Total number of mutual fund shares	993,048	15,636,071	2,056,622	1,362,694	11,376
Cost of mutual fund shares	$ 12,012	$ 167,587	$ 49,255	$ 19,603	$ 120

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 4,189	$ 5,311	$ 44,640	$ 16,153	$ 38
Total assets	4,189	5,311	44,640	16,153	38
Net assets	$ 4,189	$ 5,311	$ 44,640	$ 16,153	$ 38
Total number of mutual fund shares	298,594	197,862	3,161,493	1,472,500	2,599
Cost of mutual fund shares	$ 3,074	$ 5,390	$ 39,189	$ 16,284	$ 38

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 509	$ 11,303	$ 7,200	$ 16,098	$ 190
Total assets	509	11,303	7,200	16,098	190
Net assets	$ 509	$ 11,303	$ 7,200	$ 16,098	$ 190
Total number of mutual fund shares	44,383	572,903	687,003	1,020,820	3,927
Cost of mutual fund shares	$ 560	$ 10,682	$ 7,007	$ 16,102	$ 178

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class		ING Neuberger Berman Partners Portfolio - Initial Class		ING Neuberger Berman Regency Portfolio - Initial Class		ING Oppenheimer Global Portfolio - Initial Class		ING Oppenheimer Strategic Income Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	20,103	$	1,029	$	498	$	6,493	$	9,232
Total assets		20,103		1,029		498		6,493		9,232
Net assets	$	20,103	$	1,029	$	498	$	6,493	$	9,232
Total number of mutual fund shares		1,984,527		91,046		46,071		384,904		823,594
Cost of mutual fund shares	$	19,758	$	1,075	$	507	$	5,809	$	8,675

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 22,375	$ 44,992	$ 2,237	$ 10,999	$ 3,112
Total assets	22,375	44,992	2,237	10,999	3,112
Net assets	$ 22,375	$ 44,992	$ 2,237	$ 10,999	$ 3,112
Total number of mutual fund shares	1,897,815	4,726,024	210,877	876,417	82,413
Cost of mutual fund shares	$ 20,949	$ 39,327	$ 2,199	$ 11,061	$ 3,061

The accompanying notes are an integral part of these financial statements.

14

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 125	$ 1,938	$ 2,064	$ 16	$ 14,041
Total assets	125	1,938	2,064	16	14,041
Net assets	$ 125	$ 1,938	$ 2,064	$ 16	$ 14,041
Total number of mutual fund shares	9,221	116,955	136,116	655	774,464
Cost of mutual fund shares	$ 123	$ 1,855	$ 1,972	$ 16	$ 12,408

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 15,574	$ 13,004	$ 1,748	$ 27,174	$ 2,115
Total assets	15,574	13,004	1,748	27,174	2,115
Net assets	$ 15,574	$ 13,004	$ 1,748	$ 27,174	$ 2,115
Total number of mutual fund shares	849,639	856,103	108,897	9,279,813	206,141
Cost of mutual fund shares	$ 15,661	$ 14,560	$ 1,521	$ 27,511	$ 1,393

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Brandes International Equity Fund
Assets					
Investments in mutual funds at fair value	$ 16,146	$ 4,826	$ 16,904	$ 22,504	$ 21,250
Total assets	16,146	4,826	16,904	22,504	21,250
Net assets	$ 16,146	$ 4,826	$ 16,904	$ 22,504	$ 21,250
Total number of mutual fund shares	1,057,383	219,555	1,169,832	1,700,991	1,151,738
Cost of mutual fund shares	$ 18,392	$ 3,923	$ 16,243	$ 22,523	$ 20,301

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2007
(Dollars in thousands)

	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck Worldwide Hard Assets Fund
Assets					
Investments in mutual funds at fair value	$ 3,134	$ 10,708	$ 3,715	$ 268	$ 12,940
Total assets	3,134	10,708	3,715	268	12,940
Net assets	$ 3,134	$ 10,708	$ 3,715	$ 268	$ 12,940
Total number of mutual fund shares	258,777	432,805	190,337	14,940	314,152
Cost of mutual fund shares	$ 3,175	$ 9,841	$ 3,292	$ 250	$ 8,749

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Fidelity® VIP Equity-Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 178	$ 461	$ 469	$ 858	$ 69
Total investment income	178	461	469	858	69
Expenses:					
Mortality, expense risk and other charges	117	216	115	181	13
Total expenses	117	216	115	181	13
Net investment income (loss)	61	245	354	677	56
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	641	2,428	616	4,240	44
Capital gains distributions	-	3,809	950	2,542	324
Total realized gain (loss) on investments and capital gains distributions	641	6,237	1,566	6,782	368
Net unrealized appreciation (depreciation) of investments	668	(429)	(809)	1,907	(500)
Net realized and unrealized gain (loss) on investments	1,309	5,808	757	8,689	(132)
Net increase (decrease) in net assets resulting from operations	$ 1,370	$ 6,053	$ 1,111	$ 9,366	$ (76)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 131	$ 21	$ 3	$ -	$ 124
Total investment income	131	21	3	-	124
Expenses:					
Mortality, expense risk					
and other charges	52	2	7	11	160
Total expenses	52	2	7	11	160
Net investment income (loss)	79	19	(4)	(11)	(36)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	727	(2)	(149)	61	748
Capital gains distributions	3,888	-	91	-	679
Total realized gain (loss) on investments					
and capital gains distributions	4,615	(2)	(58)	61	1,427
Net unrealized appreciation					
(depreciation) of investments	(2,827)	1	127	(25)	(464)
Net realized and unrealized gain (loss)					
on investments	1,788	(1)	69	36	963
Net increase (decrease) in net assets					
resulting from operations	$ 1,867	$ 18	$ 65	$ 25	$ 927

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Large Cap Growth Portfolio - Institutional Class	ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 9	$ 105	$ 55	$ 183	$ -
Total investment income	9	105	55	183	-
Expenses:					
Mortality, expense risk and other charges	12	208	135	563	12
Total expenses	12	208	135	563	12
Net investment income (loss)	(3)	(103)	(80)	(380)	(12)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	82	1,879	(66)	955	132
Capital gains distributions	94	273	85	-	-
Total realized gain (loss) on investments and capital gains distributions	176	2,152	19	955	132
Net unrealized appreciation (depreciation) of investments	18	1,557	2,676	1,939	(70)
Net realized and unrealized gain (loss) on investments	194	3,709	2,695	2,894	62
Net increase (decrease) in net assets resulting from operations	$ 191	$ 3,606	$ 2,615	$ 2,514	$ 50

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 17	$ 402	$ 107	$ 132	$ 56
Total investment income	17	402	107	132	56
Expenses:					
Mortality, expense risk and other charges	58	176	209	42	81
Total expenses	58	176	209	42	81
Net investment income (loss)	(41)	226	(102)	90	(25)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(111)	2,128	1,812	481	1,113
Capital gains distributions	1,314	79	1,734	484	1,356
Total realized gain (loss) on investments and capital gains distributions	1,203	2,207	3,546	965	2,469
Net unrealized appreciation (depreciation) of investments	2,479	8,678	(4,091)	(1,237)	(9)
Net realized and unrealized gain (loss) on investments	3,682	10,885	(545)	(272)	2,460
Net increase (decrease) in net assets resulting from operations	$ 3,641	$ 11,111	$ (647)	$ (182)	$ 2,435

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class	ING LifeStyle Moderate Growth Portfolio - Institutional Class	ING LifeStyle Moderate Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 47	$ 154	$ 92	$ 21
Total investment income	-	47	154	92	21
Expenses:					
Mortality, expense risk and other charges	30	18	60	33	1
Total expenses	30	18	60	33	1
Net investment income (loss)	(30)	29	94	59	20
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	128	392	213	26	15
Capital gains distributions	113	236	359	154	23
Total realized gain (loss) on investments and capital gains distributions	241	628	572	180	38
Net unrealized appreciation (depreciation) of investments	(758)	(740)	(411)	(9)	(19)
Net realized and unrealized gain (loss) on investments	(517)	(112)	161	171	19
Net increase (decrease) in net assets resulting from operations	$ (547)	$ (83)	$ 255	$ 230	$ 39

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING MarketPro Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 506	$ 3,832	$ 1,322	$ 6	$ 2
Total investment income	506	3,832	1,322	6	2
Expenses:					
Mortality, expense risk and other charges	123	564	-	1	-
Total expenses	123	564	-	1	-
Net investment income (loss)	383	3,268	1,322	5	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	44	-	-	1	(6)
Capital gains distributions	-	-	-	7	13
Total realized gain (loss) on investments and capital gains distributions	44	-	-	8	7
Net unrealized appreciation (depreciation) of investments	853	-	-	-	(3)
Net realized and unrealized gain (loss) on investments	897	-	-	8	4
Net increase (decrease) in net assets resulting from operations	$ 1,280	$ 3,268	$ 1,322	$ 13	$ 6

The accompanying notes are an integral part of these financial statements.

24

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING MarketStyle Growth Portfolio - Institutional Class	ING MarketStyle Moderate Growth Portfolio - Institutional Class	ING MarketStyle Moderate Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 53	$ 32	$ 23	$ 1	$ 212
Total investment income	53	32	23	1	212
Expenses:					
Mortality, expense risk and other charges	2	3	-	28	62
Total expenses	2	3	-	28	62
Net investment income (loss)	51	29	23	(27)	150
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(122)	(107)	(49)	1,260	687
Capital gains distributions	278	144	64	-	1,091
Total realized gain (loss) on investments and capital gains distributions	156	37	15	1,260	1,778
Net unrealized appreciation (depreciation) of investments	(118)	(35)	(3)	(282)	1,008
Net realized and unrealized gain (loss) on investments	38	2	12	978	2,786
Net increase (decrease) in net assets resulting from operations	$ 89	$ 31	$ 35	$ 951	$ 2,936

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 200	$ 132	$ 6	$ 17	$ 147
Total investment income	200	132	6	17	147
Expenses:					
Mortality, expense risk					
and other charges	27	86	2	9	96
Total expenses	27	86	2	9	96
Net investment income (loss)	173	46	4	8	51
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	28	2,967	57	19	1,659
Capital gains distributions	343	587	-	32	1,003
Total realized gain (loss) on investments					
and capital gains distributions	371	3,554	57	51	2,662
Net unrealized appreciation					
(depreciation) of investments	(304)	15	(45)	(4)	(1,656)
Net realized and unrealized gain (loss)					
on investments	67	3,569	12	47	1,006
Net increase (decrease) in net assets					
resulting from operations	$ 240	$ 3,615	$ 16	$ 55	$ 1,057

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 3,633	$ 990	$ 325	$ 1	$ -
Total investment income	3,633	990	325	1	-
Expenses:					
Mortality, expense risk and other charges	1,388	211	93	-	23
Total expenses	1,388	211	93	-	23
Net investment income (loss)	2,245	779	232	1	(23)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8,761	2,183	586	23	263
Capital gains distributions	6,370	4,816	739	5	141
Total realized gain (loss) on investments and capital gains distributions	15,131	6,999	1,325	28	404
Net unrealized appreciation (depreciation) of investments	(6,889)	(5,724)	(1,031)	(26)	440
Net realized and unrealized gain (loss) on investments	8,242	1,275	294	2	844
Net increase (decrease) in net assets resulting from operations	$ 10,487	$ 2,054	$ 526	$ 3	$ 821

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 68	$ -	$ -	$ 1	$ 4
Total investment income	68	-	-	1	4
Expenses:					
Mortality, expense risk and other charges	17	307	90	-	3
Total expenses	17	307	90	-	3
Net investment income (loss)	51	(307)	(90)	1	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	15	725	178	7	15
Capital gains distributions	295	133	-	3	76
Total realized gain (loss) on investments and capital gains distributions	310	858	178	10	91
Net unrealized appreciation (depreciation) of investments	(310)	2,776	(745)	(9)	(102)
Net realized and unrealized gain (loss) on investments	-	3,634	(567)	1	(11)
Net increase (decrease) in net assets resulting from operations	$ 51	$ 3,327	$ (657)	$ 2	$ (10)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class	ING Fundamental Research Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 11	$ -	$ 117	$ -
Total investment income	-	11	-	117	-
Expenses:					
Mortality, expense risk and other charges	37	32	-	60	1
Total expenses	37	32	-	60	1
Net investment income (loss)	(37)	(21)	-	57	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	82	138	-	821	7
Capital gains distributions	-	-	2	755	-
Total realized gain (loss) on investments and capital gains distributions	82	138	2	1,576	7
Net unrealized appreciation (depreciation) of investments	331	62	(1)	(1,344)	(10)
Net realized and unrealized gain (loss) on investments	413	200	1	232	(3)
Net increase (decrease) in net assets resulting from operations	$ 376	$ 179	$ 1	$ 289	$ (4)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Regency Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,001	$ 5	$ 5	$ 67	$ 347
Total investment income	1,001	5	5	67	347
Expenses:					
Mortality, expense risk and other charges	112	4	1	26	43
Total expenses	112	4	1	26	43
Net investment income (loss)	889	1	4	41	304
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	69	19	19	397	85
Capital gains distributions	-	74	1	251	-
Total realized gain (loss) on investments and capital gains distributions	69	93	20	648	85
Net unrealized appreciation (depreciation) of investments	308	(98)	(28)	(375)	207
Net realized and unrealized gain (loss) on investments	377	(5)	(8)	273	292
Net increase (decrease) in net assets resulting from operations	$ 1,266	$ (4)	$ (4)	$ 314	$ 596

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 712	$ 85	$ 18	$ 178	$ 75
Total investment income	712	85	18	178	75
Expenses:					
Mortality, expense risk and other charges	92	266	11	46	7
Total expenses	92	266	11	46	7
Net investment income (loss)	620	(181)	7	132	68
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	92	987	466	309	46
Capital gains distributions	-	3,935	-	315	85
Total realized gain (loss) on investments and capital gains distributions	92	4,922	466	624	131
Net unrealized appreciation (depreciation) of investments	1,086	645	(341)	(968)	(107)
Net realized and unrealized gain (loss) on investments	1,178	5,567	125	(344)	24
Net increase (decrease) in net assets resulting from operations	$ 1,798	$ 5,386	$ 132	$ (212)	$ 92

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 34	$ 72	$ -	$ 168
Total investment income	4	34	72	-	168
Expenses:					
Mortality, expense risk and other charges	1	5	4	-	68
Total expenses	1	5	4	-	68
Net investment income (loss)	3	29	68	-	100
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	12	129	-	390
Capital gains distributions	3	115	121	-	-
Total realized gain (loss) on investments and capital gains distributions	6	127	250	-	390
Net unrealized appreciation (depreciation) of investments	(3)	(62)	(133)	-	122
Net realized and unrealized gain (loss) on investments	3	65	117	-	512
Net increase (decrease) in net assets resulting from operations	$ 6	$ 94	$ 185	$ -	$ 612

The accompanying notes are an integral part of these financial statements.

32

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 115	$ 59	$ 32	$ 1,952	$ -
Total investment income	115	59	32	1,952	-
Expenses:					
Mortality, expense risk and other charges	70	54	10	151	8
Total expenses	70	54	10	151	8
Net investment income (loss)	45	5	22	1,801	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	123	171	45	399	321
Capital gains distributions	1,110	1,299	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1,233	1,470	45	399	321
Net unrealized appreciation (depreciation) of investments	(587)	(2,395)	(14)	(1,599)	262
Net realized and unrealized gain (loss) on investments	646	(925)	31	(1,200)	583
Net increase (decrease) in net assets resulting from operations	$ 691	$ (920)	$ 53	$ 601	$ 575

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Brandes International Equity Fund
Net investment income (loss)					
Income:					
Dividends	$ 472	$ -	$ 512	$ 837	$ 432
Total investment income	472	-	512	837	432
Expenses:					
Mortality, expense risk and other charges	86	19	121	68	153
Total expenses	86	19	121	68	153
Net investment income (loss)	386	(19)	391	769	279
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,736	213	190	(43)	1,534
Capital gains distributions	680	-	757	-	2,890
Total realized gain (loss) on investments and capital gains distributions	2,416	213	947	(43)	4,424
Net unrealized appreciation (depreciation) of investments	(5,857)	178	(419)	467	(3,240)
Net realized and unrealized gain (loss) on investments	(3,441)	391	528	424	1,184
Net increase (decrease) in net assets resulting from operations	$ (3,055)	$ 372	$ 919	$ 1,193	$ 1,463

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2007
(Dollars in thousands)

	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Van Eck Worldwide Hard Assets Fund
Net investment income (loss)					
Income:					
Dividends	$ 20	$ -	$ 13	$ -	$ 15
Total investment income	20	-	13	-	15
Expenses:					
Mortality, expense risk					
and other charges	20	75	23	1	73
Total expenses	20	75	23	1	73
Net investment income (loss)	-	(75)	(10)	(1)	(58)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	102	270	212	3	1,442
Capital gains distributions	254	966	270	1	1,506
Total realized gain (loss) on investments					
and capital gains distributions	356	1,236	482	4	2,948
Net unrealized appreciation					
(depreciation) of investments	(210)	(70)	264	7	1,472
Net realized and unrealized gain (loss)					
on investments	146	1,166	746	11	4,420
Net increase (decrease) in net assets					
resulting from operations	$ 146	$ 1,091	$ 736	$ 10	$ 4,362

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth Fund - Class 2	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net Assets at January 1, 2006	$ -	$ 33,471	$ 18,342	$ 25,807
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	193	274	539
Total realized gain (loss) on investments and capital gains distributions	50	1,715	818	1,285
Net unrealized appreciation (depreciation) of investments	1,492	1,851	1,863	4,321
Net increase (decrease) in net assets from operations	1,557	3,759	2,955	6,145
Changes from principal transactions:				
Premiums	-	6,935	3,537	5,416
Surrenders and withdrawals	(908)	(1,672)	(841)	(1,331)
Cost of insurance and administrative charges	(731)	(1,750)	(977)	(1,343)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	18,961	7,006	2,060	10,033
Increase (decrease) in net assets derived from principal transactions	17,322	10,519	3,779	12,775
Total increase (decrease) in net assets	18,879	14,278	6,734	18,920
Net assets at December 31, 2006	18,879	47,749	25,076	44,727
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	245	354	677
Total realized gain (loss) on investments and capital gains distributions	641	6,237	1,566	6,782
Net unrealized appreciation (depreciation) of investments	668	(429)	(809)	1,907
Net increase (decrease) in net assets from operations	1,370	6,053	1,111	9,366
Changes from principal transactions:				
Premiums	-	8,441	4,816	6,375
Surrenders and withdrawals	(809)	(1,745)	(1,113)	(1,297)
Cost of insurance and administrative charges	(929)	(2,222)	(1,294)	(1,909)
Benefit payments	-	(26)	-	-
Transfers between Divisions (including fixed account), net	(2,741)	2,905	2,498	4,052
Increase (decrease) in net assets derived from principal transactions	(4,479)	7,353	4,907	7,221
Total increase (decrease) in net assets	(3,109)	13,406	6,018	16,587
Net assets at December 31, 2007	$ 15,770	$ 61,155	$ 31,094	$ 61,314

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class
Net Assets at January 1, 2006	$ 108	$ 2,048	$ 448	$ 4,083
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	42	17	(17)
Total realized gain (loss) on investments and capital gains distributions	119	735	(9)	329
Net unrealized appreciation (depreciation) of investments	10	(123)	13	(241)
Net increase (decrease) in net assets from operations	152	654	21	71
Changes from principal transactions:				
Premiums	137	1,337	48	323
Surrenders and withdrawals	-	(171)	(5)	(123)
Cost of insurance and administrative charges	(24)	(239)	(25)	(104)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,267	4,779	31	(1,798)
Increase (decrease) in net assets derived from principal transactions	1,380	5,706	49	(1,702)
Total increase (decrease) in net assets	1,532	6,360	70	(1,631)
Net assets at December 31, 2006	1,640	8,408	518	2,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	56	79	19	(4)
Total realized gain (loss) on investments and capital gains distributions	368	4,615	(2)	(58)
Net unrealized appreciation (depreciation) of investments	(500)	(2,827)	1	127
Net increase (decrease) in net assets from operations	(76)	1,867	18	65
Changes from principal transactions:				
Premiums	702	2,747	-	403
Surrenders and withdrawals	-	(264)	(5)	(17)
Cost of insurance and administrative charges	(91)	(521)	(16)	(116)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,803	4,761	(76)	465
Increase (decrease) in net assets derived from principal transactions	2,414	6,723	(97)	735
Total increase (decrease) in net assets	2,338	8,590	(79)	800
Net assets at December 31, 2007	$ 3,978	$ 16,998	$ 439	$ 3,252

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Value Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class
Net Assets at January 1, 2006	$ -	$ 25,828	$ -	$ 33,687
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	15	(324)	(201)
Total realized gain (loss) on investments and capital gains distributions	90	1,381	9	217
Net unrealized appreciation (depreciation) of investments	11	2,168	182	1,615
Net increase (decrease) in net assets from operations	97	3,564	(133)	1,631
Changes from principal transactions:				
Premiums	-	572	-	2,943
Surrenders and withdrawals	-	(1,979)	-	(2,287)
Cost of insurance and administrative charges	-	(1,084)	-	(1,559)
Benefit payments	-	(49)	-	(2)
Transfers between Divisions (including fixed account), net	811	(3,617)	2,583	(2,744)
Increase (decrease) in net assets derived from principal transactions	811	(6,157)	2,583	(3,649)
Total increase (decrease) in net assets	908	(2,593)	2,450	(2,018)
Net assets at December 31, 2006	908	23,235	2,450	31,669
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	(36)	(3)	(103)
Total realized gain (loss) on investments and capital gains distributions	61	1,427	176	2,152
Net unrealized appreciation (depreciation) of investments	(25)	(464)	18	1,557
Net increase (decrease) in net assets from operations	25	927	191	3,606
Changes from principal transactions:				
Premiums	-	-	-	2,647
Surrenders and withdrawals	-	(1,036)	-	(1,631)
Cost of insurance and administrative charges	-	(855)	-	(1,555)
Benefit payments	-	(17)	-	(21)
Transfers between Divisions (including fixed account), net	1,112	(1,582)	30	(2,286)
Increase (decrease) in net assets derived from principal transactions	1,112	(3,490)	30	(2,846)
Total increase (decrease) in net assets	1,137	(2,563)	221	760
Net assets at December 31, 2007	$ 2,045	$ 20,672	$ 2,671	$ 32,429

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class	ING FMR^{SM} Mid Cap Growth Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class
Net Assets at January 1, 2006	$ -	$ 42,816	$ 5,377	$ 3,423
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(81)	(471)	(15)	(7)
Total realized gain (loss) on investments and capital gains distributions	1,450	70	388	1,316
Net unrealized appreciation (depreciation) of investments	(1,445)	1,122	(172)	(798)
Net increase (decrease) in net assets from operations	(76)	721	201	511
Changes from principal transactions:				
Premiums	1,410	6,346	130	1,454
Surrenders and withdrawals	(622)	(3,209)	(323)	(191)
Cost of insurance and administrative charges	(459)	(3,198)	(168)	(350)
Benefit payments	-	(11)	-	-
Transfers between Divisions (including fixed account), net	18,750	39,999	(1,787)	2,801
Increase (decrease) in net assets derived from principal transactions	19,079	39,927	(2,148)	3,714
Total increase (decrease) in net assets	19,003	40,648	(1,947)	4,225
Net assets at December 31, 2006	19,003	83,464	3,430	7,648
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(80)	(380)	(12)	(41)
Total realized gain (loss) on investments and capital gains distributions	19	955	132	1,203
Net unrealized appreciation (depreciation) of investments	2,676	1,939	(70)	2,479
Net increase (decrease) in net assets from operations	2,615	2,514	50	3,641
Changes from principal transactions:				
Premiums	2,315	6,685	-	1,598
Surrenders and withdrawals	(1,536)	(3,491)	(159)	(446)
Cost of insurance and administrative charges	(674)	(3,534)	(129)	(583)
Benefit payments	-	(24)	(5)	-
Transfers between Divisions (including fixed account), net	(395)	(7,364)	(415)	6,000
Increase (decrease) in net assets derived from principal transactions	(290)	(7,728)	(708)	6,569
Total increase (decrease) in net assets	2,325	(5,214)	(658)	10,210
Net assets at December 31, 2007	$ 21,328	$ 78,250	$ 2,772	$ 17,858

The accompanying notes are an integral part of these financial statements.

39

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING Julius Baer Foreign Portfolio - Institutional Class
Net Assets at January 1, 2006	$ -	$ 33,048	$ -	$ 2,341
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	62	(191)	25	(30)
Total realized gain (loss) on investments and capital gains distributions	(36)	1,949	89	455
Net unrealized appreciation (depreciation) of investments	3,637	3,251	1,113	1,284
Net increase (decrease) in net assets from operations	3,663	5,009	1,227	1,709
Changes from principal transactions:				
Premiums	1,573	3,424	-	1,855
Surrenders and withdrawals	(423)	(2,335)	-	(39)
Cost of insurance and administrative charges	(564)	(1,750)	-	(285)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	26,437	(3,247)	11,024	8,224
Increase (decrease) in net assets derived from principal transactions	27,023	(3,908)	11,024	9,755
Total increase (decrease) in net assets	30,686	1,101	12,251	11,464
Net assets at December 31, 2006	30,686	34,149	12,251	13,805
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	226	(102)	90	(25)
Total realized gain (loss) on investments and capital gains distributions	2,207	3,546	965	2,469
Net unrealized appreciation (depreciation) of investments	8,678	(4,091)	(1,237)	(9)
Net increase (decrease) in net assets from operations	11,111	(647)	(182)	2,435
Changes from principal transactions:				
Premiums	2,606	3,297	-	3,845
Surrenders and withdrawals	(1,430)	(1,748)	-	(548)
Cost of insurance and administrative charges	(1,048)	(1,661)	-	(782)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(2,997)	(4,001)	(3,522)	3,208
Increase (decrease) in net assets derived from principal transactions	(2,869)	(4,113)	(3,522)	5,723
Total increase (decrease) in net assets	8,242	(4,760)	(3,704)	8,158
Net assets at December 31, 2007	$ 38,928	$ 29,389	$ 8,547	$ 21,963

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Institutional Class	ING LifeStyle Aggressive Growth Portfolio - Institutional Class	ING LifeStyle Growth Portfolio - Institutional Class	ING LifeStyle Moderate Growth Portfolio - Institutional Class
Net Assets at January 1, 2006	$ 2,157	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	(1)	-	1
Total realized gain (loss) on investments and capital gains distributions	158	8	32	10
Net unrealized appreciation (depreciation) of investments	599	340	636	86
Net increase (decrease) in net assets from operations	738	347	668	97
Changes from principal transactions:				
Premiums	888	611	682	311
Surrenders and withdrawals	(349)	(36)	(29)	(33)
Cost of insurance and administrative charges	(208)	(78)	(137)	(29)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	5,456	3,048	7,328	2,617
Increase (decrease) in net assets derived from principal transactions	5,787	3,545	7,844	2,866
Total increase (decrease) in net assets	6,525	3,892	8,512	2,963
Net assets at December 31, 2006	8,682	3,892	8,512	2,963
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	29	94	59
Total realized gain (loss) on investments and capital gains distributions	241	628	572	180
Net unrealized appreciation (depreciation) of investments	(758)	(740)	(411)	(9)
Net increase (decrease) in net assets from operations	(547)	(83)	255	230
Changes from principal transactions:				
Premiums	649	2,650	4,137	2,428
Surrenders and withdrawals	(222)	(1,215)	(1,144)	(168)
Cost of insurance and administrative charges	(310)	(365)	(637)	(404)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	359	3,626	10,232	5,355
Increase (decrease) in net assets derived from principal transactions	476	4,696	12,588	7,211
Total increase (decrease) in net assets	(71)	4,613	12,843	7,441
Net assets at December 31, 2007	$ 8,611	$ 8,505	$ 21,355	$ 10,404

The accompanying notes are an integral part of these financial statements.

41

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class
Net Assets at January 1, 2006	$ -	$ 2,943	$ 62,163	$ 35,249
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	835	2,703	1,291
Total realized gain (loss) on investments and capital gains distributions	3	(139)	-	-
Net unrealized appreciation (depreciation) of investments	11	(1)	-	-
Net increase (decrease) in net assets from operations	16	695	2,703	1,291
Changes from principal transactions:				
Premiums	99	1,980	11,139	28,360
Surrenders and withdrawals	-	(622)	(3,547)	(2,321)
Cost of insurance and administrative charges	(5)	(786)	(3,333)	(2,209)
Benefit payments	-	-	(5,591)	(647)
Transfers between Divisions (including fixed account), net	242	20,942	(1,576)	(34,179)
Increase (decrease) in net assets derived from principal transactions	336	21,514	(2,908)	(10,996)
Total increase (decrease) in net assets	352	22,209	(205)	(9,705)
Net assets at December 31, 2006	352	25,152	61,958	25,544
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	383	3,268	1,322
Total realized gain (loss) on investments and capital gains distributions	38	44	-	-
Net unrealized appreciation (depreciation) of investments	(19)	853	-	-
Net increase (decrease) in net assets from operations	39	1,280	3,268	1,322
Changes from principal transactions:				
Premiums	790	2,057	14,532	29,993
Surrenders and withdrawals	(31)	(1,604)	(6,862)	(5,632)
Cost of insurance and administrative charges	(93)	(1,033)	(3,658)	(2,234)
Benefit payments	-	-	(4,039)	(497)
Transfers between Divisions (including fixed account), net	1,887	(1,067)	12,321	(16,286)
Increase (decrease) in net assets derived from principal transactions	2,553	(1,647)	12,294	5,344
Total increase (decrease) in net assets	2,592	(367)	15,562	6,666
Net assets at December 31, 2007	$ 2,944	$ 24,785	$ 77,520	$ 32,210

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING MarketPro Portfolio - Institutional Class	ING MarketStyle Growth Portfolio - Institutional Class	ING MarketStyle Moderate Growth Portfolio - Institutional Class
Net Assets at January 1, 2006	$ 974	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	181	-	(7)	1
Net unrealized appreciation (depreciation) of investments	(70)	3	118	35
Net increase (decrease) in net assets from operations	112	3	111	36
Changes from principal transactions:				
Premiums	196	9	144	141
Surrenders and withdrawals	(24)	-	-	(1)
Cost of insurance and administrative charges	(15)	(1)	(31)	(38)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(938)	108	1,745	620
Increase (decrease) in net assets derived from principal transactions	(781)	116	1,858	722
Total increase (decrease) in net assets	(669)	119	1,969	758
Net assets at December 31, 2006	305	119	1,969	758
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	2	51	29
Total realized gain (loss) on investments and capital gains distributions	8	7	156	37
Net unrealized appreciation (depreciation) of investments	-	(3)	(118)	(35)
Net increase (decrease) in net assets from operations	13	6	89	31
Changes from principal transactions:				
Premiums	-	1	212	263
Surrenders and withdrawals	(4)	-	(42)	(5)
Cost of insurance and administrative charges	(10)	(2)	(62)	(74)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(2)	(124)	(2,166)	(973)
Increase (decrease) in net assets derived from principal transactions	(16)	(125)	(2,058)	(789)
Total increase (decrease) in net assets	(3)	(119)	(1,969)	(758)
Net assets at December 31, 2007	$ 302	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING MarketStyle Moderate Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico International Opportunities Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class
Net Assets at January 1, 2006	$ -	$ 4,748	$ -	$ 5,384
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(23)	(26)	129
Total realized gain (loss) on investments and capital gains distributions	-	106	(311)	276
Net unrealized appreciation (depreciation) of investments	3	154	1,333	256
Net increase (decrease) in net assets from operations	3	237	996	661
Changes from principal transactions:				
Premiums	204	1,138	-	690
Surrenders and withdrawals	(1)	(322)	-	(93)
Cost of insurance and administrative charges	(2)	(227)	-	(257)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	2	638	15,846	40
Increase (decrease) in net assets derived from principal transactions	203	1,227	15,846	380
Total increase (decrease) in net assets	206	1,464	16,842	1,041
Net assets at December 31, 2006	206	6,212	16,842	6,425
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(27)	150	173
Total realized gain (loss) on investments and capital gains distributions	15	1,260	1,778	371
Net unrealized appreciation (depreciation) of investments	(3)	(282)	1,008	(304)
Net increase (decrease) in net assets from operations	35	951	2,936	240
Changes from principal transactions:				
Premiums	142	994	-	734
Surrenders and withdrawals	(24)	(202)	-	(38)
Cost of insurance and administrative charges	(32)	(322)	-	(242)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(327)	835	2,289	(384)
Increase (decrease) in net assets derived from principal transactions	(241)	1,305	2,289	70
Total increase (decrease) in net assets	(206)	2,256	5,225	310
Net assets at December 31, 2007	$ -	$ 8,468	$ 22,067	$ 6,735

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net Assets at January 1, 2006	$ 11,302	$ 55	$ -	$ 15,715
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(52)	3	(2)	(45)
Total realized gain (loss) on investments and capital gains distributions	322	5	-	306
Net unrealized appreciation (depreciation) of investments	3,061	53	48	1,444
Net increase (decrease) in net assets from operations	3,331	61	46	1,705
Changes from principal transactions:				
Premiums	1,118	185	-	1,260
Surrenders and withdrawals	(1,317)	(8)	-	(1,721)
Cost of insurance and administrative charges	(503)	(21)	-	(684)
Benefit payments	-	-	-	(11)
Transfers between Divisions (including fixed account), net	1,136	482	1,169	1,597
Increase (decrease) in net assets derived from principal transactions	434	638	1,169	441
Total increase (decrease) in net assets	3,765	699	1,215	2,146
Net assets at December 31, 2006	15,067	754	1,215	17,861
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	4	8	51
Total realized gain (loss) on investments and capital gains distributions	3,554	57	51	2,662
Net unrealized appreciation (depreciation) of investments	15	(45)	(4)	(1,656)
Net increase (decrease) in net assets from operations	3,615	16	55	1,057
Changes from principal transactions:				
Premiums	1,512	264	-	1,594
Surrenders and withdrawals	(918)	(58)	-	(3,941)
Cost of insurance and administrative charges	(646)	(40)	-	(774)
Benefit payments	(32)	-	-	(26)
Transfers between Divisions (including fixed account), net	2,239	(2)	310	(3,487)
Increase (decrease) in net assets derived from principal transactions	2,155	164	310	(6,634)
Total increase (decrease) in net assets	5,770	180	365	(5,577)
Net assets at December 31, 2007	$ 20,837	$ 934	$ 1,580	$ 12,284

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class
Net Assets at January 1, 2006	$ 219,406	$ 38,330	$ 13,295	$ 16
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,026	445	163	-
Total realized gain (loss) on investments and capital gains distributions	6,771	4,210	1,043	1
Net unrealized appreciation (depreciation) of investments	20,731	1,131	1,574	20
Net increase (decrease) in net assets from operations	29,528	5,786	2,780	21
Changes from principal transactions:				
Premiums	16,283	5,883	2,142	53
Surrenders and withdrawals	(9,213)	(3,065)	(1,130)	(1)
Cost of insurance and administrative charges	(9,375)	(1,985)	(575)	(7)
Benefit payments	(90)	-	-	-
Transfers between Divisions (including fixed account), net	(25,164)	2,889	1,692	195
Increase (decrease) in net assets derived from principal transactions	(27,559)	3,722	2,129	240
Total increase (decrease) in net assets	1,969	9,508	4,909	261
Net assets at December 31, 2006	221,375	47,838	18,204	277
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,245	779	232	1
Total realized gain (loss) on investments and capital gains distributions	15,131	6,999	1,325	28
Net unrealized appreciation (depreciation) of investments	(6,889)	(5,724)	(1,031)	(26)
Net increase (decrease) in net assets from operations	10,487	2,054	526	3
Changes from principal transactions:				
Premiums	14,731	6,226	2,561	54
Surrenders and withdrawals	(27,513)	(2,149)	(235)	-
Cost of insurance and administrative charges	(9,180)	(2,350)	(768)	(9)
Benefit payments	-	(89)	-	-
Transfers between Divisions (including fixed account), net	(7,569)	(649)	507	(210)
Increase (decrease) in net assets derived from principal transactions	(29,531)	989	2,065	(165)
Total increase (decrease) in net assets	(19,044)	3,043	2,591	(162)
Net assets at December 31, 2007	$ 202,331	$ 50,881	$ 20,795	$ 115

The accompanying notes are an integral part of these financial statements.

46

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net Assets at January 1, 2006	$ 4,803	$ 1,028	$ 7	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	15	243	(21)
Total realized gain (loss) on investments and capital gains distributions	283	189	951	347
Net unrealized appreciation (depreciation) of investments	(101)	200	2,676	614
Net increase (decrease) in net assets from operations	158	404	3,870	940
Changes from principal transactions:				
Premiums	217	530	1,934	1,219
Surrenders and withdrawals	(95)	(11)	(1,027)	(651)
Cost of insurance and administrative charges	(203)	(111)	(1,236)	(621)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(491)	1,855	41,657	18,416
Increase (decrease) in net assets derived from principal transactions	(572)	2,263	41,328	18,363
Total increase (decrease) in net assets	(414)	2,667	45,198	19,303
Net assets at December 31, 2006	4,389	3,695	45,205	19,303
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	51	(307)	(90)
Total realized gain (loss) on investments and capital gains distributions	404	310	858	178
Net unrealized appreciation (depreciation) of investments	440	(310)	2,776	(745)
Net increase (decrease) in net assets from operations	821	51	3,327	(657)
Changes from principal transactions:				
Premiums	-	908	2,659	1,481
Surrenders and withdrawals	(399)	(73)	(2,087)	(730)
Cost of insurance and administrative charges	(174)	(202)	(1,826)	(753)
Benefit payments	-	-	(18)	-
Transfers between Divisions (including fixed account), net	(448)	932	(2,620)	(2,491)
Increase (decrease) in net assets derived from principal transactions	(1,021)	1,565	(3,892)	(2,493)
Total increase (decrease) in net assets	(200)	1,616	(565)	(3,150)
Net assets at December 31, 2007	$ 4,189	$ 5,311	$ 44,640	$ 16,153

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING Columbia Small Cap Value II Portfolio - Initial Class
Net Assets at January 1, 2006	$ 33	$ 888	$ 2,330	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(5)	(20)	(22)
Total realized gain (loss) on investments and capital gains distributions	3	(41)	324	(61)
Net unrealized appreciation (depreciation) of investments	8	122	245	131
Net increase (decrease) in net assets from operations	12	76	549	48
Changes from principal transactions:				
Premiums	6	90	1,161	406
Surrenders and withdrawals	(7)	(46)	(372)	(226)
Cost of insurance and administrative charges	(3)	(55)	(197)	(155)
Benefit payments	-	-	(8)	-
Transfers between Divisions (including fixed account), net	35	(254)	2,660	6,434
Increase (decrease) in net assets derived from principal transactions	31	(265)	3,244	6,459
Total increase (decrease) in net assets	43	(189)	3,793	6,507
Net assets at December 31, 2006	76	699	6,123	6,507
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	(37)	(21)
Total realized gain (loss) on investments and capital gains distributions	10	91	82	138
Net unrealized appreciation (depreciation) of investments	(9)	(102)	331	62
Net increase (decrease) in net assets from operations	2	(10)	376	179
Changes from principal transactions:				
Premiums	-	-	1,754	1,017
Surrenders and withdrawals	-	(14)	(222)	(233)
Cost of insurance and administrative charges	(2)	(27)	(344)	(263)
Benefit payments	-	-	-	(7)
Transfers between Divisions (including fixed account), net	(38)	(139)	3,616	-
Increase (decrease) in net assets derived from principal transactions	(40)	(180)	4,804	514
Total increase (decrease) in net assets	(38)	(190)	5,180	693
Net assets at December 31, 2007	$ 38	$ 509	$ 11,303	$ 7,200

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING Fundamental Research Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
Net Assets at January 1, 2006	$ -	$ 10,114	$ 711	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(50)	(2)	716
Total realized gain (loss) on investments and capital gains distributions	-	895	20	69
Net unrealized appreciation (depreciation) of investments	1	1,248	6	37
Net increase (decrease) in net assets from operations	1	2,093	24	822
Changes from principal transactions:				
Premiums	-	2,363	39	1,135
Surrenders and withdrawals	-	(874)	(11)	(758)
Cost of insurance and administrative charges	(1)	(616)	(37)	(601)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	16	1,676	(470)	17,823
Increase (decrease) in net assets derived from principal transactions	15	2,549	(479)	17,599
Total increase (decrease) in net assets	16	4,642	(455)	18,421
Net assets at December 31, 2006	16	14,756	256	18,421
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	57	(1)	889
Total realized gain (loss) on investments and capital gains distributions	2	1,576	7	69
Net unrealized appreciation (depreciation) of investments	(1)	(1,344)	(10)	308
Net increase (decrease) in net assets from operations	1	289	(4)	1,266
Changes from principal transactions:				
Premiums	-	2,374	6	1,227
Surrenders and withdrawals	-	(516)	(9)	(713)
Cost of insurance and administrative charges	(1)	(726)	(18)	(840)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(16)	(79)	(41)	742
Increase (decrease) in net assets derived from principal transactions	(17)	1,053	(62)	416
Total increase (decrease) in net assets	(16)	1,342	(66)	1,682
Net assets at December 31, 2007	$ -	$ 16,098	$ 190	$ 20,103

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Regency Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class
Net Assets at January 1, 2006	$ -	$ -	$ 4,031	$ 6,094
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	(20)	(29)
Total realized gain (loss) on investments and capital gains distributions	-	1	276	10
Net unrealized appreciation (depreciation) of investments	52	19	528	467
Net increase (decrease) in net assets from operations	51	21	784	448
Changes from principal transactions:				
Premiums	93	46	801	646
Surrenders and withdrawals	-	-	(400)	(262)
Cost of insurance and administrative charges	(7)	(3)	(243)	(265)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	387	168	370	(342)
Increase (decrease) in net assets derived from principal transactions	473	211	528	(223)
Total increase (decrease) in net assets	524	232	1,312	225
Net assets at December 31, 2006	524	232	5,343	6,319
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	4	41	304
Total realized gain (loss) on investments and capital gains distributions	93	20	648	85
Net unrealized appreciation (depreciation) of investments	(98)	(28)	(375)	207
Net increase (decrease) in net assets from operations	(4)	(4)	314	596
Changes from principal transactions:				
Premiums	320	198	960	1,139
Surrenders and withdrawals	-	-	(337)	(253)
Cost of insurance and administrative charges	(26)	(13)	(306)	(352)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	215	85	519	1,783
Increase (decrease) in net assets derived from principal transactions	509	270	836	2,317
Total increase (decrease) in net assets	505	266	1,150	2,913
Net assets at December 31, 2007	$ 1,029	$ 498	$ 6,493	$ 9,232

The accompanying notes are an integral part of these financial statements.

50

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class
Net Assets at January 1, 2006	$ 9,777	$ 45,813	$ 72	$ 9,919
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	232	(268)	9	71
Total realized gain (loss) on investments				
and capital gains distributions	28	1,708	40	1,621
Net unrealized appreciation (depreciation)				
of investments	357	2,192	378	231
Net increase (decrease) in net assets from operations	617	3,632	427	1,923
Changes from principal transactions:				
Premiums	1,590	3,671	108	1,771
Surrenders and withdrawals	(423)	(2,740)	(7)	(648)
Cost of insurance and administrative charges	(551)	(2,004)	(49)	(463)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	7,073	(4,954)	5,838	(372)
Increase (decrease) in net assets derived from				
principal transactions	7,689	(6,027)	5,890	288
Total increase (decrease) in net assets	8,306	(2,395)	6,317	2,211
Net assets at December 31, 2006	18,083	43,418	6,389	12,130
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	620	(181)	7	132
Total realized gain (loss) on investments				
and capital gains distributions	92	4,922	466	624
Net unrealized appreciation (depreciation)				
of investments	1,086	645	(341)	(968)
Net increase (decrease) in net assets from operations	1,798	5,386	132	(212)
Changes from principal transactions:				
Premiums	1,995	3,288	334	1,263
Surrenders and withdrawals	(768)	(1,942)	(17)	(697)
Cost of insurance and administrative charges	(725)	(1,990)	(77)	(506)
Benefit payments	-	-	-	-
Transfers between Divisions				
(including fixed account), net	1,992	(3,168)	(4,524)	(979)
Increase (decrease) in net assets derived from				
principal transactions	2,494	(3,812)	(4,284)	(919)
Total increase (decrease) in net assets	4,292	1,574	(4,152)	(1,131)
Net assets at December 31, 2007	$ 22,375	$ 44,992	$ 2,237	$ 10,999

The accompanying notes are an integral part of these financial statements.

51

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
Net Assets at January 1, 2006	$ 1,152	$ 132	$ 4,128	$ 4,436
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	44	4	66	81
Total realized gain (loss) on investments and capital gains distributions	162	6	315	169
Net unrealized appreciation (depreciation) of investments	37	2	13	168
Net increase (decrease) in net assets from operations	243	12	394	418
Changes from principal transactions:				
Premiums	121	7	729	278
Surrenders and withdrawals	(112)	-	(12)	(41)
Cost of insurance and administrative charges	(108)	(9)	(122)	(146)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,305	39	(3,123)	(1,300)
Increase (decrease) in net assets derived from principal transactions	1,206	37	(2,528)	(1,209)
Total increase (decrease) in net assets	1,449	49	(2,134)	(791)
Net assets at December 31, 2006	2,601	181	1,994	3,645
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	68	3	29	68
Total realized gain (loss) on investments and capital gains distributions	131	6	127	250
Net unrealized appreciation (depreciation) of investments	(107)	(3)	(62)	(133)
Net increase (decrease) in net assets from operations	92	6	94	185
Changes from principal transactions:				
Premiums	268	-	-	-
Surrenders and withdrawals	(8)	-	-	(80)
Cost of insurance and administrative charges	(145)	(6)	(91)	(87)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	304	(56)	(59)	(1,599)
Increase (decrease) in net assets derived from principal transactions	419	(62)	(150)	(1,766)
Total increase (decrease) in net assets	511	(56)	(56)	(1,581)
Net assets at December 31, 2007	$ 3,112	$ 125	$ 1,938	$ 2,064

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
Net Assets at January 1, 2006	$ -	$ 4,953	$ 18,684	$ 10,591
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	4	16	(19)
Total realized gain (loss) on investments and capital gains distributions	-	323	2,492	1,212
Net unrealized appreciation (depreciation) of investments	-	1,018	(1,079)	164
Net increase (decrease) in net assets from operations	-	1,345	1,429	1,357
Changes from principal transactions:				
Premiums	-	623	1,755	1,272
Surrenders and withdrawals	-	(232)	(540)	(387)
Cost of insurance and administrative charges	-	(354)	(606)	(412)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	7,094	(6,252)	2,141
Increase (decrease) in net assets derived from principal transactions	-	7,131	(5,643)	2,614
Total increase (decrease) in net assets	-	8,476	(4,214)	3,971
Net assets at December 31, 2006	-	13,429	14,470	14,562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	100	45	5
Total realized gain (loss) on investments and capital gains distributions	-	390	1,233	1,470
Net unrealized appreciation (depreciation) of investments	-	122	(587)	(2,395)
Net increase (decrease) in net assets from operations	-	612	691	(920)
Changes from principal transactions:				
Premiums	-	1,154	2,047	1,040
Surrenders and withdrawals	-	(366)	(476)	(516)
Cost of insurance and administrative charges	-	(393)	(666)	(470)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	16	(395)	(492)	(692)
Increase (decrease) in net assets derived from principal transactions	16	-	413	(638)
Total increase (decrease) in net assets	16	612	1,104	(1,558)
Net assets at December 31, 2007	$ 16	$ 14,041	$ 15,574	$ 13,004

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING VP Value Opportunity Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S
Net Assets at January 1, 2006	$ 1,911	$ 14,762	$ 2,709	$ 14,140
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	1,403	(8)	325
Total realized gain (loss) on investments and capital gains distributions	13	(237)	99	2,182
Net unrealized appreciation (depreciation) of investments	249	856	105	3,002
Net increase (decrease) in net assets from operations	279	2,022	196	5,509
Changes from principal transactions:				
Premiums	57	1,510	83	2,103
Surrenders and withdrawals	(56)	(901)	(52)	(982)
Cost of insurance and administrative charges	(69)	(1,154)	(165)	(794)
Benefit payments	-	-	-	(12)
Transfers between Divisions (including fixed account), net	(128)	11,453	(245)	1,815
Increase (decrease) in net assets derived from principal transactions	(196)	10,908	(379)	2,130
Total increase (decrease) in net assets	83	12,930	(183)	7,639
Net assets at December 31, 2006	1,994	27,692	2,526	21,779
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	1,801	(8)	386
Total realized gain (loss) on investments and capital gains distributions	45	399	321	2,416
Net unrealized appreciation (depreciation) of investments	(14)	(1,599)	262	(5,857)
Net increase (decrease) in net assets from operations	53	601	575	(3,055)
Changes from principal transactions:				
Premiums	-	1,806	-	2,000
Surrenders and withdrawals	(61)	(817)	(39)	(786)
Cost of insurance and administrative charges	(56)	(1,279)	(149)	(831)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(182)	(829)	(798)	(2,961)
Increase (decrease) in net assets derived from principal transactions	(299)	(1,119)	(986)	(2,578)
Total increase (decrease) in net assets	(246)	(518)	(411)	(5,633)
Net assets at December 31, 2007	$ 1,748	$ 27,174	$ 2,115	$ 16,146

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	Brandes International Equity Fund
Net Assets at January 1, 2006	$ 3,627	$ -	$ 16,251	$ 14,898
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(17)	(87)	725	132
Total realized gain (loss) on investments and capital gains distributions	291	(3)	(252)	2,855
Net unrealized appreciation (depreciation) of investments	182	1,080	177	1,099
Net increase (decrease) in net assets from operations	456	990	650	4,086
Changes from principal transactions:				
Premiums	473	1,059	3,560	1,033
Surrenders and withdrawals	(122)	(911)	(819)	(766)
Cost of insurance and administrative charges	(190)	(620)	(779)	(607)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(363)	18,762	945	1,605
Increase (decrease) in net assets derived from principal transactions	(202)	18,290	2,907	1,265
Total increase (decrease) in net assets	254	19,280	3,557	5,351
Net assets at December 31, 2006	3,881	19,280	19,808	20,249
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	391	769	279
Total realized gain (loss) on investments and capital gains distributions	213	947	(43)	4,424
Net unrealized appreciation (depreciation) of investments	178	(419)	467	(3,240)
Net increase (decrease) in net assets from operations	372	919	1,193	1,463
Changes from principal transactions:				
Premiums	607	1,398	2,845	965
Surrenders and withdrawals	(154)	(997)	(591)	(799)
Cost of insurance and administrative charges	(212)	(844)	(935)	(640)
Benefit payments	(8)	(9)	(12)	-
Transfers between Divisions (including fixed account), net	340	(2,843)	196	12
Increase (decrease) in net assets derived from principal transactions	573	(3,295)	1,503	(462)
Total increase (decrease) in net assets	945	(2,376)	2,696	1,001
Net assets at December 31, 2007	$ 4,826	$ 16,904	$ 22,504	$ 21,250

The accompanying notes are an integral part of these financial statements.

55

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund	Neuberger Berman AMT Socially Responsive Portfolio® - Class I
Net Assets at January 1, 2006	$ 2,907	$ 7,615	$ 3,106	$ 47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(61)	-	-
Total realized gain (loss) on investments and capital gains distributions	408	1,512	459	2
Net unrealized appreciation (depreciation) of investments	(41)	(173)	(204)	8
Net increase (decrease) in net assets from operations	363	1,278	255	10
Changes from principal transactions:				
Premiums	235	566	228	11
Surrenders and withdrawals	(96)	(212)	(401)	-
Cost of insurance and administrative charges	(135)	(279)	(174)	(5)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(156)	956	601	26
Increase (decrease) in net assets derived from principal transactions	(152)	1,031	254	32
Total increase (decrease) in net assets	211	2,309	509	42
Net assets at December 31, 2006	3,118	9,924	3,615	89
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(75)	(10)	(1)
Total realized gain (loss) on investments and capital gains distributions	356	1,236	482	4
Net unrealized appreciation (depreciation) of investments	(210)	(70)	264	7
Net increase (decrease) in net assets from operations	146	1,091	736	10
Changes from principal transactions:				
Premiums	239	478	270	60
Surrenders and withdrawals	(79)	(111)	(109)	(2)
Cost of insurance and administrative charges	(147)	(269)	(162)	(13)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(143)	(405)	(635)	124
Increase (decrease) in net assets derived from principal transactions	(130)	(307)	(636)	169
Total increase (decrease) in net assets	16	784	100	179
Net assets at December 31, 2007	$ 3,134	$ 10,708	$ 3,715	$ 268

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2007 and 2006
(Dollars in thousands)

	Van Eck Worldwide Hard Assets Fund
Net Assets at January 1, 2006	$ 13,798
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(67)
Total realized gain (loss) on investments	
and capital gains distributions	3,946
Net unrealized appreciation (depreciation)	
of investments	(998)
Net increase (decrease) in net assets from operations	2,881
Changes from principal transactions:	
Premiums	261
Surrenders and withdrawals	(736)
Cost of insurance and administrative charges	(436)
Benefit payments	-
Transfers between Divisions	
(including fixed account), net	(3,175)
Increase (decrease) in net assets derived from	
principal transactions	(4,086)
Total increase (decrease) in net assets	(1,205)
Net assets at December 31, 2006	12,593
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(58)
Total realized gain (loss) on investments	
and capital gains distributions	2,948
Net unrealized appreciation (depreciation)	
of investments	1,472
Net increase (decrease) in net assets from operations	4,362
Changes from principal transactions:	
Premiums	-
Surrenders and withdrawals	(536)
Cost of insurance and administrative charges	(347)
Benefit payments	-
Transfers between Divisions	
(including fixed account), net	(3,132)
Increase (decrease) in net assets derived from	
principal transactions	(4,015)
Total increase (decrease) in net assets	347
Net assets at December 31, 2007	$ 12,940

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Investor Variable Universal Life, Asset Portfolio Manager Variable Universal Life, Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, ING Corporate Advantage Variable Universal Life, and ING Corporate Variable Universal Life policies (collectively, "Policies") offered by the Company.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. SLD provides for variable accumulation and benefits under the Policies by crediting annuity considerations to one or more divisions within the Account or the SLD fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2007, the Account had 80 investment divisions (the "Divisions"), 13 of which invest in an independently managed mutual fund portfolio and 67 of which invest in a mutual fund portfolio managed by an affiliate, either Directed Services LLC ("DSL"), formerly Directed Services, Inc., or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions with asset balances at December 31, 2007, and related Trusts are as follows:

AIM Variable Insurance Funds:
   AIM V.I. Core Equity Fund - Series I Shares*
American Funds Insurance Series:
   American Funds Insurance Series® Growth Fund - Class 2
   American Funds Insurance Series® Growth-Income Fund - Class 2
   American Funds Insurance Series® International Fund - Class 2
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Service Class
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Service Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class
   ING BlackRock Large Cap Growth Portfolio - Institutional Class*
   ING BlackRock Large Cap Value Portfolio - Institutional Class
   ING Evergreen Health Sciences Portfolio - Institutional Class*
   ING Evergreen Omega Portfolio - Institutional Class
   ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class*
   ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class
   ING FMR^{SM} Mid Cap Growth Portfolio - Institutional Class
   ING Global Resources Portfolio - Institutional Class
   ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class*
   ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
   ING JPMorgan Value Opportunities Portfolio - Institutional Class*
   ING Julius Baer Foreign Portfolio - Institutional Class
   ING Legg Mason Value Portfolio - Institutional Class
   ING LifeStyle Aggressive Growth Portfolio - Institutional Class*
   ING LifeStyle Growth Portfolio - Institutional Class*
   ING LifeStyle Moderate Growth Portfolio - Institutional Class*
   ING LifeStyle Moderate Portfolio - Institutional Class*
   ING Limited Maturity Bond Portfolio - Service Class
   ING Liquid Assets Portfolio - Institutional Class
   ING Liquid Assets Portfolio - Service Class
   ING Lord Abbett Affiliated Portfolio - Institutional Class
   ING Marsico Growth Portfolio - Institutional Class
   ING Marsico International Opportunities Portfolio - Institutional Class*
   ING MFS Total Return Portfolio - Institutional Class

ING Investors Trust (continued):
   ING MFS Utilities Portfolio - Service Class
   ING Oppenheimer Main Street Portfolio® - Institutional Class
   ING Pioneer Fund Portfolio - Institutional Class*
   ING Pioneer Mid Cap Value Portfolio - Institutional Class
   ING Stock Index Portfolio - Institutional Class
   ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
   ING T. Rowe Price Equity Income Portfolio - Institutional Class
   ING UBS U.S. Allocation Portfolio - Service Class
   ING Van Kampen Capital Growth Portfolio - Institutional Class
   ING Van Kampen Growth and Income Portfolio - Service Class
   ING VP Index Plus International Equity Portfolio - Service Class
   ING Wells Fargo Small Cap Disciplined Portfolio - Service Class*
ING Partners, Inc.:
   ING American Century Large Company Value Portfolio - Initial Class
   ING American Century Small-Mid Cap Value Portfolio - Initial Class
   ING Baron Small Cap Growth Portfolio - Initial Class
   ING Columbia Small Cap Value II Portfolio - Initial Class*
   ING JPMorgan Mid Cap Value Portfolio - Initial Class
   ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
   ING Lord Abbett U.S. Government Securities Portfolio - Initial Class*
   ING Neuberger Berman Partners Portfolio - Initial Class*
   ING Neuberger Berman Regency Portfolio - Initial Class*
   ING Oppenheimer Global Portfolio - Initial Class
   ING Oppenheimer Strategic Income Portfolio - Service Class
   ING PIMCO Total Return Portfolio - Initial Class
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
   ING UBS U.S. Large Cap Equity Portfolio - Initial Class
   ING Van Kampen Comstock Portfolio - Initial Class
   ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
   ING VP Strategic Allocation Conservative Portfolio - Class I
   ING VP Strategic Allocation Growth Portfolio - Class I
   ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
   ING VP Growth and Income Portfolio - Class I**

ING Variable Portfolios, Inc.:
   ING VP Index Plus LargeCap Portfolio - Class I
   ING VP Index Plus MidCap Portfolio - Class I
   ING VP Index Plus SmallCap Portfolio - Class I
   ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
   ING VP High Yield Bond Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP Real Estate Portfolio - Class S
   ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
   ING VP Balanced Portfolio - Class I*
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class I

M Fund, Inc.:
   Brandes International Equity Fund
   Business Opportunity Value Fund
   Frontier Capital Appreciation Fund
   Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Socially Responsive
      Portfolio® - Class I
Van Eck Worldwide Insurance Trust:
   Van Eck Worldwide Hard Assets Fund

*   Division added in 2006
**   Division added in 2007

The names of certain Divisions were changed during 2007. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Equity Growth Portfolio - Institutional Class

During 2007, the following Divisions were closed to contractowners:

ING MarketPro Portfolio - Institutional Class
ING MarketStyle Growth Portfolio - Institutional Class
ING MarketStyle Moderate Growth Portfolio - Institutional Class
ING MarketStyle Moderate Portfolio - Institutional Class
ING Fundamental Research Portfolio - Initial Class

There were no Divisions offered during 2007 that did not have any activity as of December 31, 2007.

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the date the order to buy or sell is confirmed. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of SLD.

Contractowner Reserves

Contractowner reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions.   To the extent that benefits to be paid to the contractowners exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

3.   **New Accounting Pronouncements**

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level

within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The provisions of FAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of determining the impact of adoption of FAS No. 157 on the Account.

4.   Charges and Fees

Under the terms of the Policies, certain charges are allocated to the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Premium Expense Charge

SLD deducts a premium charge for certain Policies ranging from 0.50% to 11.00% of each premium payment as defined in the Policies.

Mortality, Expense Risk, and Other Charges

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship, Estate Designer Policies, and Strategic Investor (Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the average daily net asset value of each Division of the Account, is charged to cover these risks, as specified in the Policies.

For the Corporate Benefits, ING Corporate Advantage, Asset Portfolio Manager, Asset Accumulator, and ING Corporate Policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

- For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the contractowner account value, is charged.
- For ING Corporate Advantage Policies, a monthly deduction, at an annual rate of 0.10% of the contractowner account value, is charged.
- For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.45% of the contractowner account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies.
- For Asset Accumulator Policies, a monthly deduction, at an annual rate of 0.45% and 0.30% of the contractowner account value, is charged during policy years 1 through 5 and 6 through 10, respectively. There is no mortality and expense charge after year 10 for Asset Accumulator Policies.

- For ING Corporate Policies, a monthly deduction is charged to the contractowner account value at an annual rate ranging from 0.55% to 0.60% for policy years 1 through 10, 0.35% to 0.60% for policy years 11 through 20, and 0.20% to 0.60% for policy years after year 20.

The monthly cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of policies.

The monthly administrative charge is based on an established amount per $1,000 of base insurance coverage or an established per month charge, as defined in the Policies.

The monthly amount charged for optional insurance benefits varies based on a number of factors and is defined in the Policies.

Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the contractowners and for surrender charges and taxes from amounts paid to contractowners. Such deductions are taken after the redemption of units in the Account and are not included in the Account financial statements.

Premium Taxes

Premiums are subject to a charge for premium and other state and local taxes. The amount and timing of the payment by SLD depends on the state of residence and currently is up to 4.00% of premiums.

5. **Related Party Transactions**

During the year ended December 31, 2007, management and service fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were paid to IIL, an affiliate of the Company, in its capacity as investment advisor to ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING VP Balanced Portfolio, Inc., ING Variable Portfolios, Inc., and ING Variable Funds. The Trusts' advisory agreement provides for fees at annual rates ranging from 0.35% to 0.77% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year Ended December 31			
	2007		2006	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Core Equity Fund - Series I Shares	$ 178	$ 4,597	$ 22,096	$ 4,759
American Funds Insurance Series:				
American Funds Insurance Series® Growth Fund - Class 2	19,120	7,713	17,259	6,285
American Funds Insurance Series® Growth-Income Fund - Class 2	9,141	2,931	7,105	2,556
American Funds Insurance Series® International Fund - Class 2	20,446	10,007	16,523	2,862
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class	3,313	520	1,614	95
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class	17,276	6,586	7,447	1,081
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	25	103	316	249
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	2,647	1,824	4,375	5,738
ING BlackRock Large Cap Growth Portfolio - Institutional Class	4,152	3,051	1,773	909
ING BlackRock Large Cap Value Portfolio - Institutional Class	803	3,650	1,038	6,589
ING Evergreen Health Sciences Portfolio - Institutional Class	982	860	3,089	829
ING Evergreen Omega Portfolio - Institutional Class	8,827	11,504	1,744	5,595
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	3,263	3,550	22,208	1,508
ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class	4,709	12,821	52,076	12,556
ING FMR^{SM} Mid Cap Growth Portfolio - Institutional Class	15	735	160	2,324
ING Global Resources Portfolio - Institutional Class	13,441	5,599	8,148	3,492
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	6,085	8,650	33,419	6,055
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	9,947	12,428	7,947	11,197
ING JPMorgan Value Opportunities Portfolio - Institutional Class	2,354	5,302	11,670	541
ING Julius Baer Foreign Portfolio - Institutional Class	15,453	8,398	14,653	4,927
ING Legg Mason Value Portfolio - Institutional Class	1,612	1,054	6,975	1,187
ING LifeStyle Aggressive Growth Portfolio - Institutional Class	9,703	4,743	3,598	44
ING LifeStyle Growth Portfolio - Institutional Class	14,923	1,882	8,215	329
ING LifeStyle Moderate Growth Portfolio - Institutional Class	7,759	336	2,981	106
ING LifeStyle Moderate Portfolio - Institutional Class	3,102	505	344	4
ING Limited Maturity Bond Portfolio - Service Class	3,147	4,412	26,940	4,589
ING Liquid Assets Portfolio - Institutional Class	94,299	78,741	58,188	58,391
ING Liquid Assets Portfolio - Service Class	45,799	39,132	31,335	41,040
ING Lord Abbett Affiliated Portfolio - Institutional Class	13	17	454	1,206
ING MarketPro Portfolio - Institutional Class	78	187	116	-
ING MarketStyle Growth Portfolio - Institutional Class	1,072	2,801	2,286	425
ING MarketStyle Moderate Growth Portfolio - Institutional Class	784	1,401	751	28
ING MarketStyle Moderate Portfolio - Institutional Class	682	836	205	1
ING Marsico Growth Portfolio - Institutional Class	7,427	6,149	2,434	1,229

	Year Ended December 31			
	2007		2006	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Marsico International Opportunities Portfolio - Institutional Class	$ 10,818	$ 7,288	$ 23,397	$ 7,539
ING MFS Total Return Portfolio - Institutional Class	1,669	1,083	1,656	881
ING MFS Utilities Portfolio - Service Class	12,930	10,142	6,294	5,846
ING Oppenheimer Main Street Portfolio® - Institutional Class	679	511	679	37
ING Pioneer Fund Portfolio - Institutional Class	514	165	1,496	329
ING Pioneer Mid Cap Value Portfolio - Institutional Class	4,723	10,305	4,342	3,908
ING Stock Index Portfolio - Institutional Class	18,740	39,665	14,765	38,631
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	12,666	6,083	11,646	4,836
ING T. Rowe Price Equity Income Portfolio - Institutional Class	6,060	3,025	5,622	2,694
ING UBS U.S. Allocation Portfolio - Service Class	107	266	249	9
ING Van Kampen Capital Growth Portfolio - Institutional Class	168	1,071	371	813
ING Van Kampen Growth and Income Portfolio - Service Class	3,221	1,310	2,617	159
ING VP Index Plus International Equity Portfolio - Service Class	1,957	6,024	47,788	5,242
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	1,631	4,214	22,327	3,617
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Initial Class	3	40	43	8
ING American Century Small-Mid Cap Value Portfolio - Initial Class	91	193	604	873
ING Baron Small Cap Growth Portfolio - Initial Class	5,651	883	7,172	3,908
ING Columbia Small Cap Value II Portfolio - Initial Class	2,243	1,749	7,668	1,231
ING Fundamental Research Portfolio - Initial Class	2	17	15	1
ING JPMorgan Mid Cap Value Portfolio - Initial Class	7,851	5,985	8,633	6,023
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	6	70	56	537
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	4,021	2,717	21,547	3,231
ING Neuberger Berman Partners Portfolio - Initial Class	1,385	801	480	7
ING Neuberger Berman Regency Portfolio - Initial Class	444	170	217	4
ING Oppenheimer Global Portfolio - Initial Class	2,460	1,333	1,698	1,183
ING Oppenheimer Strategic Income Portfolio - Service Class	3,681	1,058	1,016	1,269
ING PIMCO Total Return Portfolio - Initial Class	5,722	2,610	10,354	2,432
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	6,057	6,117	2,733	8,079
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	689	4,966	6,368	469
ING Van Kampen Comstock Portfolio - Initial Class	2,144	2,616	9,143	8,185
ING Van Kampen Equity and Income Portfolio - Initial Class	793	221	1,790	456
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class I	9	65	85	39
ING VP Strategic Allocation Growth Portfolio - Class I	150	156	1,354	3,747
ING VP Strategic Allocation Moderate Portfolio - Class I	196	1,774	856	1,880
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	16	-	-	-

	Year Ended December 31			
	2007		**2006**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Variable Portfolios, Inc.:				
ING VP Index Plus LargeCap Portfolio - Class I	$ 1,792	$ 1,692	$ 8,865	$ 1,730
ING VP Index Plus MidCap Portfolio - Class I	4,279	2,710	4,632	9,306
ING VP Index Plus SmallCap Portfolio - Class I	3,143	2,477	8,532	5,467
ING VP Value Opportunity Portfolio - Class I	33	311	74	253
ING Variable Products Trust:				
ING VP High Yield Bond Portfolio - Class I	36,319	35,685	25,987	13,935
ING VP MidCap Opportunities Portfolio - Class I	1	995	124	512
ING VP Real Estate Portfolio - Class S	6,276	7,790	12,726	9,940
ING VP SmallCap Opportunities Portfolio - Class I	1,214	661	992	1,210
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class I	2,658	4,805	19,993	1,788
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	4,863	2,591	7,328	3,696
M Fund, Inc.:				
Brandes International Equity Fund	5,681	2,977	5,720	2,787
Business Opportunity Value Fund	725	601	655	568
Frontier Capital Appreciation Fund	1,643	1,059	3,547	1,678
Turner Core Growth Fund	849	1,225	2,314	1,920
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	188	20	55	22
Van Eck Worldwide Insurance Trust:				
Van Eck Worldwide Hard Assets Fund	1,530	4,097	4,660	7,907

7.   Changes in Units

The changes in units outstanding were as follows:

| | Year Ending December 31 | | | | | |
| | 2007 | | | 2006 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Core Equity Fund - Series I Shares	65	384,909	(384,844)	2,211,419	482,028	1,729,391
American Funds Insurance Series:						
American Funds Insurance Series® Growth Fund - Class 2	823,721	447,177	376,544	1,226,438	628,207	598,231
American Funds Insurance Series® Growth-Income Fund - Class 2	469,498	199,862	269,636	521,384	287,385	233,999
American Funds Insurance Series® International Fund - Class 2	684,893	409,403	275,490	889,967	296,096	593,871
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class	212,094	39,392	172,702	125,074	11,354	113,720
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class	915,522	460,583	454,939	586,722	129,716	457,006
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	402	9,442	(9,040)	31,176	26,065	5,111
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	182,976	145,732	37,244	326,171	456,474	(130,303)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	310,449	229,182	81,267	148,812	75,730	73,082
ING BlackRock Large Cap Value Portfolio - Institutional Class	141	248,732	(248,591)	61,970	563,359	(501,389)
ING Evergreen Health Sciences Portfolio - Institutional Class	71,067	69,455	1,612	485,119	288,158	196,961
ING Evergreen Omega Portfolio - Institutional Class	674,617	885,539	(210,922)	382,451	695,650	(313,199)
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	314,285	345,085	(30,800)	2,139,665	221,214	1,918,451
ING FMR[SM] Large Cap Growth Portfolio - Institutional Class	459,799	1,161,781	(701,982)	5,413,878	1,735,020	3,678,858
ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class	1,875	72,155	(70,280)	28,295	277,252	(248,957)
ING Global Resources Portfolio - Institutional Class	440,667	212,991	227,676	332,446	195,093	137,353
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	469,709	689,519	(219,810)	3,424,112	745,146	2,678,966
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	570,692	855,381	(284,689)	781,325	1,077,674	(296,349)
ING JPMorgan Value Opportunities Portfolio - Institutional Class	142,667	421,621	(278,954)	1,084,251	129,860	954,391
ING Julius Baer Foreign Portfolio - Institutional Class	876,192	543,125	333,067	1,132,071	427,208	704,863

| | Year Ending December 31 | | | | | |
| | 2007 | | | 2006 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Legg Mason Value Portfolio - Institutional Class	127,152	89,251	37,901	616,470	119,004	497,466
ING LifeStyle Aggressive Growth Portfolio - Institutional Class	623,046	322,028	301,018	278,333	9,061	269,272
ING LifeStyle Growth Portfolio - Institutional Class	1,021,658	146,152	875,506	657,860	40,220	617,640
ING LifeStyle Moderate Growth Portfolio - Institutional Class	571,444	38,331	533,113	238,921	13,044	225,877
ING LifeStyle Moderate Portfolio - Institutional Class	232,766	39,870	192,896	28,342	558	27,784
ING Limited Maturity Bond Portfolio - Service Class	261,166	410,387	(149,221)	2,521,642	543,831	1,977,811
ING Liquid Assets Portfolio - Institutional Class	8,309,371	7,159,369	1,150,002	6,183,664	6,446,342	(262,678)
ING Liquid Assets Portfolio - Service Class	3,473,450	3,060,713	412,737	3,669,840	4,576,966	(907,126)
ING Lord Abbett Affiliated Portfolio - Institutional Class	2	820	(818)	26,735	74,430	(47,695)
ING MarketPro Portfolio - Institutional Class	5,661	16,462	(10,801)	10,882	81	10,801
ING MarketStyle Growth Portfolio - Institutional Class	62,914	236,279	(173,365)	217,867	44,502	173,365
ING MarketStyle Moderate Growth Portfolio - Institutional Class	52,522	120,593	(68,071)	71,836	3,765	68,071
ING MarketStyle Moderate Portfolio - Institutional Class	53,588	72,287	(18,699)	18,894	195	18,699
ING Marsico Growth Portfolio - Institutional Class	543,333	441,375	101,958	252,023	129,266	122,757
ING Marsico International Opportunities Portfolio - Institutional Class	550,061	456,480	93,581	2,088,230	998,916	1,089,314
ING MFS Total Return Portfolio - Institutional Class	75,667	72,554	3,113	100,829	73,303	27,526
ING MFS Utilities Portfolio - Service Class	693,297	601,637	91,660	570,990	547,090	23,900
ING Oppenheimer Main Street Portfolio® - Institutional Class	54,112	42,156	11,956	63,698	5,685	58,013
ING Pioneer Fund Portfolio - Institutional Class	35,004	12,109	22,895	122,761	27,902	94,859
ING Pioneer Mid Cap Value Portfolio - Institutional Class	293,814	796,438	(502,624)	438,542	419,903	18,639
ING Stock Index Portfolio - Institutional Class	812,406	2,957,229	(2,144,823)	1,944,126	4,278,229	(2,334,103)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	389,328	343,180	46,148	701,306	494,366	206,940
ING T. Rowe Price Equity Income Portfolio - Institutional Class	304,486	184,337	120,149	411,522	270,465	141,057
ING UBS U.S. Allocation Portfolio - Service Class	8,246	21,744	(13,498)	22,273	798	21,475
ING Van Kampen Capital Growth Portfolio - Institutional Class	2,121	74,599	(72,478)	24,198	70,547	(46,349)
ING Van Kampen Growth and Income Portfolio - Service Class	217,690	102,366	115,324	220,213	26,455	193,758
ING VP Index Plus International Equity Portfolio - Service Class	175,384	458,177	(282,793)	4,113,249	607,122	3,506,127
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	178,195	411,775	(233,580)	2,305,762	468,574	1,837,188

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Year Ending December 31					
	2007			2006		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Initial Class	-	2,954	(2,954)	3,789	947	2,842
ING American Century Small-Mid Cap Value Portfolio - Initial Class	822	13,996	(13,174)	50,996	75,679	(24,683)
ING Baron Small Cap Growth Portfolio - Initial Class	432,438	76,577	355,861	663,209	394,221	268,988
ING Columbia Small Cap Value II Portfolio - Initial Class	226,895	177,687	49,208	804,997	163,160	641,837
ING Fundamental Research Portfolio - Initial Class	-	1,279	(1,279)	1,330	51	1,279
ING JPMorgan Mid Cap Value Portfolio - Initial Class	367,421	315,938	51,483	575,233	421,093	154,140
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	352	4,021	(3,669)	4,132	35,135	(31,003)
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	321,096	279,998	41,098	2,157,951	401,980	1,755,971
ING Neuberger Berman Partners Portfolio - Initial Class	116,596	75,518	41,078	51,190	831	50,359
ING Neuberger Berman Regency Portfolio - Initial Class	41,103	16,008	25,095	23,246	432	22,814
ING Oppenheimer Global Portfolio - Initial Class	154,555	99,952	54,603	163,460	120,634	42,826
ING Oppenheimer Strategic Income Portfolio - Service Class	308,132	104,481	203,651	134,587	156,381	(21,794)
ING PIMCO Total Return Portfolio - Initial Class	455,518	241,936	213,582	1,008,434	302,837	705,597
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	196,107	470,561	(274,454)	441,943	936,122	(494,179)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	52,044	375,193	(323,149)	527,947	39,167	488,780
ING Van Kampen Comstock Portfolio - Initial Class	119,522	176,595	(57,073)	678,603	636,803	41,800
ING Van Kampen Equity and Income Portfolio - Initial Class	49,391	18,232	31,159	138,479	40,731	97,748
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Conservative Portfolio - Class I	117	5,458	(5,341)	7,017	3,738	3,279
ING VP Strategic Allocation Growth Portfolio - Class I	-	10,923	(10,923)	109,776	312,034	(202,258)
ING VP Strategic Allocation Moderate Portfolio - Class I	188	134,753	(134,565)	59,991	162,562	(102,571)
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	1,637	11	1,626	-	-	-
ING Variable Portfolios, Inc.:						
ING VP Index Plus LargeCap Portfolio - Class I	131,103	131,501	(398)	772,110	179,314	592,796
ING VP Index Plus MidCap Portfolio - Class I	206,760	183,730	23,030	306,430	685,143	(378,713)
ING VP Index Plus SmallCap Portfolio - Class I	130,225	171,333	(41,108)	568,816	415,565	153,251
ING VP Value Opportunity Portfolio - Class I	89	25,266	(25,177)	7,460	25,870	(18,410)

	Year Ending December 31					
	2007			**2006**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Products Trust:						
ING VP High Yield Bond Portfolio - Class I	3,053,468	3,130,036	(76,568)	2,469,077	1,441,595	1,027,482
ING VP MidCap Opportunities Portfolio - Class I	75	69,596	(69,521)	12,637	44,750	(32,113)
ING VP Real Estate Portfolio - Class S	379,486	531,430	(151,944)	1,010,461	841,621	168,840
ING VP SmallCap Opportunities Portfolio - Class I	119,255	68,360	50,895	135,210	154,193	(18,983)
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class I	142,631	443,524	(300,893)	2,076,838	250,249	1,826,589
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	345,830	229,827	116,003	670,763	435,872	234,891
M Fund, Inc.:						
Brandes International Equity Fund	118,928	140,820	(21,892)	259,978	184,687	75,291
Business Opportunity Value Fund	31,790	40,796	(9,006)	37,942	49,900	(11,958)
Frontier Capital Appreciation Fund	39,627	56,285	(16,658)	184,119	118,765	65,354
Turner Core Growth Fund	43,872	89,240	(45,368)	204,241	183,200	21,041
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	14,188	1,702	12,486	4,942	1,702	2,805
Van Eck Worldwide Insurance Trust:						
Van Eck Worldwide Hard Assets Fund	239	120,934	(120,695)	155,449	304,471	(149,022)

8. Unit Summary

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity Fund - Series I Shares			
Contracts in accumulation period:			
Class A	1,164,082.573	$ 11.71	$ 13,631,407
Class B	180,464.309	11.85	2,138,502
	1,344,546.882		$ 15,769,909
American Funds Insurance Series® Growth Fund - Class 2			
Contracts in accumulation period:			
Class A	1,550,283.712	$ 20.23	$ 31,362,239
Class B	1,415,671.548	20.95	29,658,319
ING Corporate Advantage VUL	9,113.616	14.80	134,882
	2,975,068.876		$ 61,155,440
American Funds Insurance Series® Growth-Income Fund - Class 2			
Contracts in accumulation period:			
Class A	903,573.928	$ 17.71	$ 16,002,294
Class B	820,170.999	18.35	15,050,138
ING Corporate Advantage VUL	3,170.792	13.22	41,918
	1,726,915.719		$ 31,094,350
American Funds Insurance Series® International Fund - Class 2			
Contracts in accumulation period:			
Class A	981,406.939	$ 27.84	$ 27,322,369
Class B	1,176,462.895	28.84	33,929,190
ING Corporate Advantage VUL	3,544.172	17.65	62,555
	2,161,414.006		$ 61,314,114
Fidelity® VIP Equity-Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	167,959.272	$ 13.32	$ 2,237,218
Class B	125,255.720	13.59	1,702,225
ING Corporate Advantage VUL	2,872.420	13.30	38,203
	296,087.412		$ 3,977,646
Fidelity® VIP Contrafund® Portfolio - Service Class			
Contracts in accumulation period:			
Class A	580,603.469	$ 15.57	$ 9,039,996
Class B	496,784.713	15.89	7,893,909
ING Corporate Advantage VUL	4,107.218	15.50	63,662
	1,081,495.400		$ 16,997,567
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	26,325.634	$ 10.88	$ 286,423
Class B	13,702.262	11.11	152,232
	40,027.896		$ 438,655

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio - **Institutional Class**			
Contracts in accumulation period:			
Class A	143,405.192	$ 14.29	$ 2,049,260
Class B	82,046.340	14.58	1,196,236
ING Corporate Advantage VUL	315.841	21.60	6,822
	225,767.373		$ 3,252,318
ING BlackRock Large Cap Growth Portfolio - Institutional **Class**			
Contracts in accumulation period:			
Class A	110,654.714	$ 13.17	$ 1,457,323
Class B	43,694.182	13.44	587,250
	154,348.896		$ 2,044,573
ING BlackRock Large Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,410,385.562	$ 13.83	$ 19,505,632
Class B	82,054.286	14.22	1,166,812
	1,492,439.848		$ 20,672,444
ING Evergreen Health Sciences Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	123,379.292	$ 13.38	$ 1,650,815
Class B	71,427.214	13.66	975,696
ING Corporate Advantage VUL	3,766.861	11.86	44,675
	198,573.367		$ 2,671,186
ING Evergreen Omega Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,974,217.236	$ 13.36	$ 26,375,542
Class B	444,139.419	13.63	6,053,620
	2,418,356.655		$ 32,429,162
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,658,598.719	$ 11.28	$ 18,708,994
Class B	228,674.870	11.43	2,613,754
ING Corporate Advantage VUL	377.482	13.10	4,945
	1,887,651.071		$ 21,327,693
ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	6,423,487.781	$ 11.13	$ 71,493,419
Class B	594,770.454	11.36	6,756,592
	7,018,258.235		$ 78,250,011
ING FMR^{SM} Mid Cap Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	172,491.251	$ 8.36	$ 1,442,027
Class B	112,601.808	11.81	1,329,827
	285,093.059		$ 2,771,854

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	293,431.690	$ 35.91	$ 10,537,132
Class B	233,013.561	31.40	7,316,626
ING Corporate Advantage VUL	183.738	21.32	3,917
	526,628.989		$ 17,857,675
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,599,092.670	$ 15.76	$ 25,201,700
Class B	858,495.033	15.96	13,701,581
ING Corporate Advantage VUL	1,568.443	16.04	25,158
	2,459,156.146		$ 38,928,439
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,719,704.516	$ 14.08	$ 24,213,440
Class B	357,359.417	14.47	5,170,991
ING Corporate Advantage VUL	389.115	12.86	5,004
	2,077,453.048		$ 29,389,435
ING JPMorgan Value Opportunities Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	394,351.029	$ 12.55	$ 4,949,105
Class B	280,316.241	12.80	3,588,048
ING Corporate Advantage VUL	770.174	12.80	9,858
	675,437.444		$ 8,547,011
ING Julius Baer Foreign Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	703,772.684	$ 17.62	$ 12,400,475
Class B	529,301.135	17.98	9,516,834
ING Corporate Advantage VUL	2,572.780	17.90	46,053
	1,235,646.599		$ 21,963,362
ING Legg Mason Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	325,507.472	$ 11.87	$ 3,863,774
Class B	388,447.262	12.20	4,739,057
ING Corporate Advantage VUL	689.340	11.48	7,914
	714,644.074		$ 8,610,745
ING LifeStyle Aggressive Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	198,341.414	$ 14.79	$ 2,933,470
Class B	371,782.541	14.98	5,569,302
ING Corporate Advantage VUL	166.439	14.98	2,493
	570,290.394		$ 8,505,265
ING LifeStyle Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	732,532.012	$ 14.21	$ 10,409,280
Class B	756,936.311	14.39	10,892,314
ING Corporate Advantage VUL	3,677.255	14.39	52,916
	1,493,145.578		$ 21,354,510

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Moderate Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	413,367.104	$ 13.63	$ 5,634,194
Class B	342,062.229	13.80	4,720,459
ING Corporate Advantage VUL	3,560.802	13.80	49,139
	758,990.135		$ 10,403,792
ING LifeStyle Moderate Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	24,492.153	$ 13.19	$ 323,051
Class B	194,829.634	13.36	2,602,924
ING Corporate Advantage VUL	1,358.086	13.36	18,144
	220,679.873		$ 2,944,119
ING Limited Maturity Bond Portfolio - Service Class			
Contracts in accumulation period:			
Class A	1,462,644.541	$ 10.90	$ 15,942,825
Class B	596,454.783	14.80	8,827,531
ING Corporate Advantage VUL	1,296.334	11.19	14,506
	2,060,395.658		$ 24,784,862
ING Liquid Assets Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	6,946,210.007	$ 11.16	$ 77,519,704
	6,946,210.007		$ 77,519,704
ING Liquid Assets Portfolio - Service Class			
Contracts in accumulation period:			
Class B	2,448,258.179	$ 13.09	$ 32,047,700
ING Corporate Advantage VUL	14,479.793	11.24	162,753
	2,462,737.972		$ 32,210,453
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	10,569.504	$ 18.12	$ 191,519
Class B	5,888.006	18.77	110,518
	16,457.510		$ 302,037
ING Marsico Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	220,704.512	$ 18.39	$ 4,058,756
Class B	382,827.629	11.51	4,406,346
ING Corporate Advantage VUL	177.480	13.81	2,451
	603,709.621		$ 8,467,553
ING Marsico International Opportunities Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	494,207.657	$ 18.44	$ 9,113,189
Class B	687,045.715	18.81	12,923,330
ING Corporate Advantage VUL	1,641.482	18.81	30,876
	1,182,894.854		$ 22,067,395

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	240,769.441	$ 15.10	$ 3,635,619
Class B	178,013.780	17.40	3,097,440
ING Corporate Advantage VUL	182.993	12.30	2,251
	418,966.214		$ 6,735,310
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
Class A	751,186.147	$ 18.79	$ 14,114,788
Class B	350,276.407	19.17	6,714,799
ING Corporate Advantage VUL	403.292	19.17	7,731
	1,101,865.846		$ 20,837,318
ING Oppenheimer Main Street Portfolio® - Institutional Class			
Contracts in accumulation period:			
Class A	28,948.901	$ 13.21	$ 382,415
Class B	46,431.443	11.88	551,606
	75,380.344		$ 934,021
ING Pioneer Fund Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	97,973.795	$ 13.37	$ 1,309,910
Class B	19,780.261	13.64	269,803
	117,754.056		$ 1,579,713
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	645,029.124	$ 12.87	$ 8,301,525
Class B	302,717.590	13.13	3,974,682
ING Corporate Advantage VUL	593.586	13.13	7,794
	948,340.300		$ 12,284,001
ING Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	12,008,940.480	$ 13.68	$ 164,282,306
Class B	2,703,649.526	14.06	38,013,312
ING Corporate Advantage VUL	2,666.376	13.18	35,143
	14,715,256.382		$ 202,330,761
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	1,421,159.299	$ 19.40	$ 27,570,490
Class B	1,141,089.291	20.41	23,289,632
ING Corporate Advantage VUL	1,571.659	13.18	20,714
	2,563,820.249		$ 50,880,836
ING T. Rowe Price Equity Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	668,912.898	$ 18.22	$ 12,187,593
Class B	492,775.237	17.32	8,534,867
ING Corporate Advantage VUL	5,510.540	13.11	72,243
	1,167,198.675		$ 20,794,703

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Allocation Portfolio - Service Class			
Contracts in accumulation period:			
Class A	3,962.298	$ 12.12	$ 48,023
Class B	5,443.225	12.37	67,333
	9,405.523		$ 115,356
ING Van Kampen Capital Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
Class A	195,746.240	$ 15.28	$ 2,991,003
Class B	76,274.616	15.71	1,198,274
	272,020.856		$ 4,189,277
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	176,583.793	$ 13.10	$ 2,313,248
Class B	223,953.957	13.37	2,994,264
ING Corporate Advantage VUL	232.973	13.30	3,099
	400,770.723		$ 5,310,611
ING VP Index Plus International Equity Portfolio - Service Class			
Contracts in accumulation period:			
Class A	2,839,786.538	$ 13.82	$ 39,245,850
Class B	384,218.312	14.04	5,394,425
	3,224,004.850		$ 44,640,275
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class			
Contracts in accumulation period:			
Class A	1,027,595.402	$ 10.03	$ 10,306,782
Class B	575,845.759	10.15	5,844,834
ING Corporate Advantage VUL	166.882	10.21	1,704
	1,603,608.043		$ 16,153,320
ING American Century Large Company Value Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	1,796.008	$ 12.36	$ 22,199
Class B	1,215.972	12.61	15,333
	3,011.980		$ 37,532
ING American Century Small-Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	24,280.046	$ 12.66	$ 307,385
Class B	15,575.919	12.92	201,241
	39,855.965		$ 508,626

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	452,203.005	$ 13.42	$ 6,068,564
Class B	378,192.098	13.70	5,181,232
ING Corporate Advantage VUL	4,047.524	13.24	53,589
	834,442.627		$ 11,303,385
ING Columbia Small Cap Value II Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	401,244.916	$ 10.36	$ 4,156,897
Class B	287,018.190	10.50	3,013,691
ING Corporate Advantage VUL	2,781.495	10.50	29,206
	691,044.601		$ 7,199,794
ING JPMorgan Mid Cap Value Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	378,279.901	$ 19.46	$ 7,361,327
Class B	429,498.615	20.16	8,658,692
ING Corporate Advantage VUL	6,000.662	13.05	78,309
	813,779.178		$ 16,098,328
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	5,008.743	$ 16.44	$ 82,344
Class B	6,303.747	17.03	107,353
	11,312.490		$ 189,697
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	1,454,421.666	$ 11.16	$ 16,231,346
Class B	342,646.922	11.30	3,871,910
	1,797,068.588		$ 20,103,256
ING Neuberger Berman Partners Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	64,522.740	$ 11.21	$ 723,300
Class B	26,692.851	11.35	302,964
ING Corporate Advantage VUL	221.436	11.52	2,551
	91,437.027		$ 1,028,815
ING Neuberger Berman Regency Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	20,199.852	$ 10.32	$ 208,462
Class B	27,709.207	10.45	289,561
	47,909.059		$ 498,023
ING Oppenheimer Global Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	245,911.290	$ 14.90	$ 3,664,078
Class B	185,462.504	15.21	2,820,885
ING Corporate Advantage VUL	557.612	15.02	8,375
	431,931.406		$ 6,493,338

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Service Class			
Contracts in accumulation period:			
Class A	581,690.360	$ 11.74	$ 6,829,045
Class B	199,796.442	11.98	2,393,561
ING Corporate Advantage VUL	820.480	12.05	9,887
	782,307.282		$ 9,232,493
ING PIMCO Total Return Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	1,112,551.054	$ 12.12	$ 13,484,119
Class B	695,949.308	12.55	8,734,164
ING Corporate Advantage VUL	13,300.931	11.80	156,951
	1,821,801.293		$ 22,375,234
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	2,440,712.857	$ 14.31	$ 34,926,601
Class B	689,248.426	14.60	10,063,027
ING Corporate Advantage VUL	149.949	14.17	2,125
	3,130,111.232		$ 44,991,753
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	89,910.844	$ 12.88	$ 1,158,052
Class B	82,079.734	13.15	1,079,349
	171,990.578		$ 2,237,401
ING Van Kampen Comstock Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	373,518.004	$ 14.44	$ 5,393,600
Class B	370,044.001	15.06	5,572,863
ING Corporate Advantage VUL	2,681.119	12.15	32,576
	746,243.124		$ 10,999,039
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Class A	72,520.536	$ 13.35	$ 968,149
Class B	152,956.288	13.94	2,132,211
ING Corporate Advantage VUL	902.402	12.80	11,551
	226,379.226		$ 3,111,911
ING VP Strategic Allocation Conservative Portfolio - Class I			
Contracts in accumulation period:			
Class A	8,217.600	$ 12.20	$ 100,255
Class B	1,946.118	12.50	24,326
	10,163.718		$ 124,581
ING VP Strategic Allocation Growth Portfolio - Class I			
Contracts in accumulation period:			
Class A	51,695.982	$ 13.55	$ 700,481
Class B	89,090.652	13.89	1,237,469
	140,786.634		$ 1,937,950

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Moderate Portfolio - Class I			
Contracts in accumulation period:			
Class A	39,866.924	$ 12.90	$ 514,283
Class B	117,188.254	13.22	1,549,229
	157,055.178		$ 2,063,512
ING VP Growth and Income Portfolio - Class I			
Contracts in accumulation period:			
Class A	27.092	$ 9.97	$ 270
Class B	1,598.602	9.98	15,954
	1,625.694		$ 16,224
ING VP Index Plus LargeCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	664,343.386	$ 13.54	$ 8,995,209
Class B	356,828.949	14.14	5,045,561
ING Corporate Advantage VUL	20.290	13.04	265
	1,021,192.625		$ 14,041,035
ING VP Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	574,579.284	$ 15.77	$ 9,061,115
Class B	394,678.814	16.47	6,500,360
ING Corporate Advantage VUL	945.998	13.12	12,411
	970,204.096		$ 15,573,886
ING VP Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Class A	434,410.886	$ 15.04	$ 6,533,540
Class B	412,144.534	15.70	6,470,669
	846,555.420		$ 13,004,209
ING VP Value Opportunity Portfolio - Class I			
Contracts in accumulation period:			
Class A	102,739.268	$ 11.69	$ 1,201,022
Class B	46,063.607	11.87	546,775
	148,802.875		$ 1,747,797
ING VP High Yield Bond Portfolio - Class I			
Contracts in accumulation period:			
Class A	1,895,866.115	$ 11.37	$ 21,555,998
Class B	483,169.435	11.61	5,609,597
ING Corporate Advantage VUL	759.313	11.53	8,755
	2,379,794.863		$ 27,174,350
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Class A	44,012.780	$ 14.76	$ 649,629
Class B	94,418.640	15.52	1,465,377
	138,431.420		$ 2,115,006

Division/Contract	Units	Unit Value		Extended Value	
ING VP Real Estate Portfolio - Class S					
Contracts in accumulation period:					
Class A	781,795.830	$	12.98	$	10,147,710
Class B	452,043.156		13.24		5,985,051
ING Corporate Advantage VUL	1,017.338		13.24		13,470
	1,234,856.324			$	16,146,231
ING VP SmallCap Opportunities Portfolio - Class I					
Contracts in accumulation period:					
Class A	238,513.272	$	10.78	$	2,571,173
Class B	198,547.167		11.34		2,251,525
ING Corporate Advantage VUL	216.191		14.48		3,130
	437,276.630			$	4,825,828
ING VP Balanced Portfolio - Class I					
Contracts in accumulation period:					
Class A	1,312,271.367	$	11.06	$	14,513,721
Class B	213,424.629		11.20		2,390,356
	1,525,695.996			$	16,904,077
ING VP Intermediate Bond Portfolio - Class I					
Contracts in accumulation period:					
Class A	707,102.630	$	13.17	$	9,312,542
Class B	947,208.387		13.76		13,033,587
ING Corporate Advantage VUL	13,809.122		11.44		157,976
	1,668,120.139			$	22,504,105
Brandes International Equity Fund					
Contracts in accumulation period:					
Class A	938,463.618	$	21.25	$	19,942,352
Class B	58,462.387		22.36		1,307,219
	996,926.005			$	21,249,571
Business Opportunity Value Fund					
Contracts in accumulation period:					
Class A	168,606.471	$	15.05	$	2,537,527
Class B	37,954.040		15.71		596,258
	206,560.511			$	3,133,785
Frontier Capital Appreciation Fund					
Contracts in accumulation period:					
Class A	527,130.980	$	19.16	$	10,099,830
Class B	30,147.499		20.16		607,774
	557,278.479			$	10,707,604
Turner Core Growth Fund					
Contracts in accumulation period:					
Class A	196,313.317	$	15.10	$	2,964,331
Class B	47,265.033		15.89		751,041
	243,578.350			$	3,715,372

Division/Contract	Units	Unit Value	Extended Value
Neuberger Berman AMT Socially Responsive Portfolio® - Class I			
Contracts in accumulation period:			
Class A	12,816.007	$ 13.71	$ 175,707
Class B	6,168.256	14.00	86,356
ING Corporate Advantage VUL	405.010	13.62	5,516
	19,389.273		$ 267,579
Van Eck Worldwide Hard Assets Fund			
Contracts in accumulation period:			
Class A	232,235.018	$ 43.86	$ 10,185,828
Class B	64,393.061	42.77	2,754,091
	296,628.079		$ 12,939,919

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

9. Financial Highlights

A summary of unit values, units outstanding and net assets for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, follows:

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Core Equity Fund - Series I Shares						
2007	1,345	$11.71 to $11.85	$15,770	1.03%	0.00% to 0.75%	7.33% to 8.12%
2006	1,729	$10.91 to $10.96	$18,879	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
American Funds Insurance Series® Growth Fund - Class 2						
2007	2,975	$14.80 to $20.95	$61,155	0.85%	0.00% to 0.75%	11.52% to 12.38%
2006	2,599	$13.17 to $18.65	$47,749	0.88%	0.00% to 0.75%	9.41% to 10.22%
2005	2,000	$16.58 to $16.92	$33,471	0.77%	0.00% to 0.75%	15.30% to 16.21%
2004	1,361	$14.38 to $14.56	$19,658	0.24%	0.00% to 0.75%	11.65% to 12.43%
2003	305	$12.88 to $12.95	$3,929	(a)	0.00% to 0.75%	(a)
American Funds Insurance Series® Growth-Income Fund - Class 2						
2007	1,727	$13.22 to $18.35	$31,094	1.67%	0.00% to 0.75%	4.24% to 5.10%
2006	1,457	$12.58 to $17.46	$25,076	1.66%	0.00% to 0.75%	14.33% to 15.17%
2005	1,223	$14.86 to $15.16	$18,342	1.45%	0.00% to 0.75%	5.09% to 5.87%
2004	947	$14.14 to $14.32	$13,451	1.19%	0.00% to 0.75%	9.53% to 10.32%
2003	268	$12.91 to $12.98	$3,463	(a)	0.00% to 0.75%	(a)
American Funds Insurance Series® International Fund - Class 2						
2007	2,161	$17.65 to $28.84	$61,314	1.62%	0.00% to 0.75%	19.13% to 20.02%
2006	1,886	$14.71 to $24.03	$44,727	1.91%	0.00% to 0.75%	18.09% to 19.02%
2005	1,292	$19.79 to $20.19	$25,807	1.72%	0.00% to 0.75%	20.60% to 21.48%
2004	828	$16.41 to $16.62	$13,661	1.90%	0.00% to 0.75%	18.40% to 19.31%
2003	174	$13.86 to $13.93	$2,412	(a)	0.00% to 0.75%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Equity-Income Portfolio - Service Class						
2007	296	$13.30 to $13.59	$3,978	2.46%	0.00% to 0.75%	0.68% to 1.45%
2006	123	$13.11 to $13.40	$1,640	3.02%	0.00% to 0.75%	19.19% to 20.07%
2005	10	$11.10 to $11.16	$108	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
Fidelity® VIP Contrafund® Portfolio - Service Class						
2007	1,081	$15.50 to $15.89	$16,998	1.03%	0.00% to 0.75%	16.63% to 17.53%
2006	627	$13.19 to $13.52	$8,408	1.29%	0.00% to 0.75%	10.70% to 11.55%
2005	170	$12.06 to $12.12	$2,048	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class						
2007	40	$10.88 to $11.11	$439	4.39%	0.00% to 0.75%	3.52% to 4.42%
2006	49	$10.51 to $10.64	$518	3.88%	0.00% to 0.75%	3.55% to 4.31%
2005	44	$10.15 to $10.20	$448	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class						
2007	226	$14.29 to $21.60	$3,252	0.11%	0.00% to 0.75%	10.26% to 11.13%
2006	189	$12.96 to $19.44	$2,452	-	0.00% to 0.75%	1.25% to 1.94%
2005	319	$12.80 to $12.87	$4,083	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING BlackRock Large Cap Growth Portfolio - Institutional Class						
2007	154	$13.17 to $13.44	$2,045	-	0.00% to 0.75%	6.30% to 7.09%
2006	73	$12.39 to $12.55	$908	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING BlackRock Large Cap Value Portfolio - Institutional Class						
2007	1,492	$13.83 to $14.22	$20,672	0.56%	0.00% to 0.75%	3.75% to 4.56%
2006	1,741	$13.33 to $13.60	$23,235	0.76%	0.00% to 0.75%	15.81% to 16.64%
2005	2,242	$11.51 to $11.66	$25,828	-	0.00% to 0.75%	4.73% to 5.62%
2004	2,532	$10.99 to $11.04	$27,830	(b)	0.00% to 0.75%	(b)
2003	(b)	(b)	(b)	(b)	(b)	(b)
ING Evergreen Health Sciences Portfolio - Institutional Class						
2007	199	$11.86 to $13.66	$2,671	0.35%	0.00% to 0.75%	7.90% to 8.76%
2006	197	$10.91 to $12.56	$2,450	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING Evergreen Omega Portfolio - Institutional Class						
2007	2,418	$13.36 to $13.63	$32,429	0.33%	0.00% to 0.75%	11.15% to 11.90%
2006	2,629	$12.02 to $12.18	$31,669	-	0.00% to 0.75%	5.07% to 5.91%
2005	2,942	$11.44 to $11.50	$33,687	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class						
2007	1,888	$11.28 to $13.10	$21,328	0.27%	0.00% to 0.75%	13.94% to 14.87%
2006	1,918	$9.90 to $11.41	$19,003	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING FMR[SM] Large Cap Growth Portfolio - Institutional Class						
2007	7,018	$11.13 to $11.36	$78,250	0.23%	0.00% to 0.75%	3.06% to 3.84%
2006	7,720	$10.80 to $10.94	$83,464	-	0.00% to 0.75%	1.98% to 2.82%
2005	4,041	$10.59 to $10.64	$42,816	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class						
2007	285	$8.36 to $11.81	$2,772	-	0.00% to 0.75%	0.84% to 1.55%
2006	355	$8.29 to $11.63	$3,430	-	0.00% to 0.75%	4.02% to 4.77%
2005	604	$7.97 to $11.10	$5,377	-	0.00% to 0.75%	2.57% to 3.35%
2004	482	$7.77 to $10.74	$4,257	-	0.00% to 0.75%	14.43% to 15.36%
2003	381	$6.79 to $9.31	$2,923	-	0.00% to 0.75%	38.57% to 39.58%
ING Global Resources Portfolio - Institutional Class						
2007	527	$21.32 to $35.91	$17,858	0.13%	0.00% to 0.75%	32.61% to 33.58%
2006	299	$15.96 to $27.08	$7,648	0.43%	0.00% to 0.75%	20.79% to 21.75%
2005	162	$19.31 to $22.42	$3,423	0.88%	0.00% to 0.75%	37.04% to 38.03%
2004	96	$13.99 to $16.36	$1,428	1.75%	0.00% to 0.75%	5.89% to 6.71%
2003	4	$13.11 to $15.45	$61	(a)	0.00% to 0.75%	(a)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class						
2007	2,459	$15.76 to $16.04	$38,928	1.15%	0.00% to 0.75%	37.76% to 38.90%
2006	2,679	$11.44 to $11.55	$30,686	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class						
2007	2,077	$12.86 to $14.47	$29,389	0.34%	0.00% to 0.75%	-2.29% to -1.53%
2006	2,362	$13.06 to $14.70	$34,149	0.07%	0.00% to 0.75%	16.12% to 16.95%
2005	2,658	$12.41 to $12.57	$33,048	-	0.00% to 0.75%	3.16% to 3.97%
2004	1,842	$12.03 to $12.09	$22,159	(b)	0.00% to 0.75%	(b)
2003	(b)	(b)	(b)	(b)	(b)	(b)
ING JPMorgan Value Opportunities Portfolio - Institutional Class						
2007	675	$12.55 to $12.80	$8,547	1.27%	0.00% to 0.75%	-1.72% to -1.01%
2006	954	$12.77 to $12.93	$12,251	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Julius Baer Foreign Portfolio - Institutional Class						
2007	1,236	$17.62 to $17.98	$21,963	0.31%	0.00% to 0.75%	15.84% to 16.75%
2006	903	$15.21 to $15.40	$13,805	-	0.00% to 0.75%	28.68% to 29.63%
2005	198	$11.82 to $11.88	$2,341	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING Legg Mason Value Portfolio - Institutional Class						
2007	715	$11.48 to $12.20	$8,611	-	0.00% to 0.75%	-6.46% to -5.67%
2006	677	$12.17 to $12.94	$8,682	-	0.00% to 0.75%	6.02% to 6.77%
2005	179	$11.97 to $12.12	$2,157	-	0.00% to 0.75%	5.37% to 6.13%
2004	146	$11.36 to $11.42	$1,660	(b)	0.00% to 0.75%	(b)
2003	(b)	(b)	(b)	(b)	(b)	(b)
ING LifeStyle Aggressive Growth Portfolio - Institutional Class						
2007	570	$14.79 to $14.98	$8,505	0.76%	0.00% to 0.75%	2.78% to 3.52%
2006	269	$14.39 to $14.47	$3,892	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING LifeStyle Growth Portfolio - Institutional Class						
2007	1,493	$14.21 to $14.39	$21,355	1.03%	0.00% to 0.75%	3.35% to 4.12%
2006	618	$13.75 to $13.82	$8,512	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING LifeStyle Moderate Growth Portfolio - Institutional Class						
2007	759	$13.63 to $13.80	$10,404	1.38%	0.00% to 0.75%	4.05% to 4.78%
2006	226	$13.10 to $13.17	$2,963	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING LifeStyle Moderate Portfolio - Institutional Class						
2007	221	$13.19 to $13.36	$2,944	1.27%	0.00% to 0.75%	4.52% to 5.28%
2006	28	$12.62 to $12.69	$352	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING Limited Maturity Bond Portfolio - Service Class						
2007	2,060	$10.90 to $14.80	$24,785	2.03%	0.00% to 0.75%	5.01% to 5.79%
2006	2,210	$10.38 to $13.99	$25,152	6.59%	0.00% to 0.75%	3.08% to 3.86%
2005	232	$10.07 to $13.47	$2,943	3.50%	0.00% to 0.75%	1.58% to 1.58%
2004	103	$13.26	$1,365	7.76%	0.00%	1.38%
2003	36	$13.08	$465	1.26%	0.00%	2.83%
ING Liquid Assets Portfolio - Institutional Class						
2007	6,946	$11.16	$77,520	5.49%	0.75%	4.40%
2006	5,796	$10.69	$61,958	5.16%	0.75%	4.19%
2005	6,059	$10.26	$62,163	3.32%	0.75%	2.19%
2004	1,794	$11.60	$20,814	(b)	0.00%	(b)
2003	(b)	(b)	(b)	(b)	(b)	(b)
ING Liquid Assets Portfolio - Service Class						
2007	2,463	$11.24 to $13.09	$32,210	4.58%	0.00%	4.89% to 4.95%
2006	2,050	$10.71 to $12.48	$25,544	4.25%	0.00%	4.70%
2005	2,957	$11.92	$35,249	2.53%	0.00%	2.76%
2004	5,783	$10.04	$58,056	1.79%	0.75%	0.00%
2003	1,827	$11.49	$20,993	0.78%	0.00%	0.70%
ING Lord Abbett Affiliated Portfolio - Institutional Class						
2007	16	$18.12 to $18.77	$302	1.98%	0.00% to 0.75%	3.54% to 4.34%
2006	17	$17.50 to $17.99	$305	0.57%	0.00% to 0.75%	17.06% to 17.89%
2005	65	$14.95 to $15.26	$974	1.67%	0.00% to 0.75%	4.91% to 5.75%
2004	66	$14.25 to $14.43	$942	1.27%	0.00% to 0.75%	9.45% to 10.24%
2003	12	$13.02 to $13.09	$161	(a)	0.00% to 0.75%	(a)

87

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Marsico Growth Portfolio - Institutional Class						
2007	604	$11.51 to $18.39	$8,468	0.01%	0.00% to 0.75%	13.59% to 14.53%
2006	502	$10.05 to $16.19	$6,212	-	0.00% to 0.75%	4.45% to 5.13%
2005	379	$9.56 to $15.50	$4,748	-	0.00% to 0.75%	8.32% to 9.13%
2004	283	$8.76 to $14.31	$3,205	-	0.00% to 0.75%	11.97% to 12.89%
2003	182	$7.76 to $12.78	$1,870	-	0.00% to 0.75%	32.88%
ING Marsico International Opportunities Portfolio - Institutional Class						
2007	1,183	$18.44 to $18.81	$22,067	1.09%	0.00% to 0.75%	19.97% to 20.89%
2006	1,089	$15.37 to $15.56	$16,842	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING MFS Total Return Portfolio - Institutional Class						
2007	419	$12.30 to $17.40	$6,735	3.04%	0.00% to 0.75%	3.42% to 4.32%
2006	416	$14.60 to $16.68	$6,425	2.59%	0.00% to 0.75%	11.45% to 12.17%
2005	388	$13.10 to $14.87	$5,384	2.32%	0.00% to 0.75%	2.34% to 3.19%
2004	223	$12.80 to $14.41	$3,023	2.53%	0.00% to 0.75%	10.63% to 11.45%
2003	99	$11.57 to $12.93	$1,246	1.00%	0.00% to 0.75%	16.91%
ING MFS Utilities Portfolio - Service Class						
2007	1,102	$18.79 to $19.17	$20,837	0.74%	0.00% to 0.75%	26.45% to 27.38%
2006	1,010	$14.86 to $15.05	$15,067	0.11%	0.00% to 0.75%	29.78% to 30.87%
2005	986	$11.45 to $11.50	$11,302	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING Oppenheimer Main Street Portfolio® - Institutional Class						
2007	75	$11.88 to $13.21	$934	0.71%	0.00% to 0.75%	3.77% to 4.49%
2006	63	$11.37 to $12.73	$754	0.95%	0.00% to 0.75%	14.38% to 15.31%
2005	5	$9.86 to $11.13	$55	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Pioneer Fund Portfolio - Institutional Class						
2007	118	$13.37 to $13.64	$1,580	1.22%	0.00% to 0.75%	4.53% to 5.33%
2006	95	$12.79 to $12.95	$1,215	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING Pioneer Mid Cap Value Portfolio - Institutional Class						
2007	948	$12.87 to $13.13	$12,284	0.98%	0.00% to 0.75%	4.89% to 5.72%
2006	1,451	$12.27 to $12.42	$17,861	0.25%	0.00% to 0.75%	11.95% to 12.70%
2005	1,432	$10.96 to $11.02	$15,714	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING Stock Index Portfolio - Institutional Class						
2007	14,715	$13.18 to $14.06	$202,331	1.71%	0.00% to 0.75%	4.51% to 5.32%
2006	16,860	$13.09 to $13.35	$221,375	1.54%	0.00% to 0.75%	14.72% to 15.48%
2005	19,194	$11.41 to $11.56	$219,406	-	0.00% to 0.75%	3.73% to 4.62%
2004	20,039	$11.00 to $11.05	$220,550	(b)	0.00% to 0.75%	(b)
2003	(b)	(b)	(b)	(b)	(b)	(b)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class						
2007	2,564	$13.18 to $20.41	$50,881	2.01%	0.00% to 0.75%	3.91% to 4.69%
2006	2,518	$12.59 to $19.50	$47,838	1.47%	0.00% to 0.75%	14.05% to 14.91%
2005	2,311	$16.37 to $16.97	$38,330	1.54%	0.00% to 0.75%	7.20% to 8.02%
2004	2,142	$15.27 to $15.71	$33,001	1.32%	0.00% to 0.75%	16.03% to 16.98%
2003	1,686	$13.16 to $13.43	$22,308	0.73%	0.00% to 0.75%	24.39% to 25.28%
ING T. Rowe Price Equity Income Portfolio - Institutional Class						
2007	1,167	$13.11 to $18.22	$20,795	1.67%	0.00% to 0.75%	2.53% to 3.39%
2006	1,047	$12.68 to $17.77	$18,204	1.52%	0.00% to 0.75%	18.55% to 19.37%
2005	906	$14.04 to $14.99	$13,295	1.43%	0.00% to 0.75%	3.38% to 4.15%
2004	735	$13.48 to $14.50	$10,480	1.45%	0.00% to 0.75%	14.17% to 15.12%
2003	220	$11.71 to $12.70	$2,734	0.85%	0.00% to 0.75%	25.37%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING UBS U.S. Allocation Portfolio - Service Class						
2007	9	$12.12 to $12.37	$115	0.51%	0.00% to 0.75%	1.08% to 1.89%
2006	23	$11.99 to $12.14	$277	0.21%	0.00% to 0.75%	10.20% to 10.97%
2005	1	$10.88 to $10.94	$16	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING Van Kampen Capital Growth Portfolio - Institutional Class						
2007	272	$15.28 to $15.71	$4,189	-	0.00% to 0.75%	20.60% to 21.50%
2006	344	$12.67 to $12.93	$4,389	-	0.00% to 0.75%	3.51% to 4.36%
2005	391	$12.24 to $12.39	$4,803	0.49%	0.00% to 0.75%	14.61% to 15.47%
2004	440	$10.68 to $10.73	$4,704	(b)	0.00% to 0.75%	(b)
2003	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Growth and Income Portfolio - Service Class						
2007	401	$13.10 to $13.37	$5,311	1.51%	0.00% to 0.75%	1.79% to 2.61%
2006	285	$12.87 to $13.03	$3,695	1.02%	0.00% to 0.75%	15.12% to 15.93%
2005	92	$11.18 to $11.24	$1,028	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Index Plus International Equity Portfolio - Service Class						
2007	3,224	$13.82 to $14.04	$44,640	-	0.00% to 0.75%	7.30% to 8.17%
2006	3,507	$12.88 to $12.98	$45,205	1.93%	0.00% to 0.75%	24.08%
2005	1	$10.38 to $10.38	$7	(c)	0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class						
2007	1,604	$10.03 to $10.21	$16,153	-	0.00% to 0.75%	-4.39% to -3.68%
2006	1,837	$10.49 to $10.60	$19,303	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Large Company Value Portfolio - Initial Class						
2007	3	$12.36 to $12.61	$38	1.75%	0.00% to 0.75%	-2.45% to -1.71%
2006	6	$12.67 to $12.83	$76	1.12%	0.00% to 0.75%	18.63% to 19.57%
2005	3	$10.68 to $10.73	$33	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING American Century Small-Mid Cap Value Portfolio - Initial Class						
2007	40	$12.66 to $12.92	$509	0.66%	0.00% to 0.75%	-3.43% to -2.71%
2006	53	$13.11 to $13.28	$699	0.02%	0.00% to 0.75%	14.90% to 15.78%
2005	78	$11.41 to $11.47	$888	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING Baron Small Cap Growth Portfolio - Initial Class						
2007	834	$13.24 to $13.70	$11,303	-	0.00% to 0.75%	5.50% to 6.37%
2006	479	$12.45 to $12.88	$6,123	-	0.00% to 0.75%	14.70% to 15.52%
2005	210	$11.09 to $11.15	$2,330	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING Columbia Small Cap Value II Portfolio - Initial Class						
2007	691	$10.36 to $10.50	$7,200	0.16%	0.00% to 0.75%	2.37% to 3.24%
2006	642	$10.12 to $10.17	$6,507	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Mid Cap Value Portfolio - Initial Class						
2007	814	$13.05 to $20.16	$16,098	0.76%	0.00% to 0.75%	1.83% to 2.60%
2006	762	$12.72 to $19.65	$14,756	0.02%	0.00% to 0.75%	15.96% to 16.89%
2005	608	$16.48 to $16.81	$10,114	0.62%	0.00% to 0.75%	7.92% to 8.66%
2004	402	$15.27 to $15.47	$6,176	0.46%	0.00% to 0.75%	19.95% to 20.86%
2003	89	$12.73 to $12.80	$1,139	(a)	0.00% to 0.75%	(a)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class						
2007	11	$16.44 to $17.03	$190	-	0.00% to 0.75%	-2.32% to -1.62%
2006	15	$16.83 to $17.31	$256	-	0.00% to 0.75%	9.43% to 10.33%
2005	46	$15.38 to $15.69	$711	-	0.00% to 0.75%	10.65% to 11.43%
2004	16	$13.90 to $14.08	$226	-	0.00% to 0.75%	8.85% to 9.74%
2003	10	$12.77 to $12.83	$123	(a)	0.00% to 0.75%	(a)
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class						
2007	1,797	$11.16 to $11.30	$20,103	5.20%	0.00% to 0.75%	6.49% to 7.31%
2006	1,756	$10.48 to $10.53	$18,421	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING Neuberger Berman Partners Portfolio - Initial Class						
2007	91	$11.21 to $11.52	$1,029	0.64%	0.00% to 0.75%	8.00% to 8.82%
2006	50	$10.38 to $10.43	$524	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING Neuberger Berman Regency Portfolio - Initial Class						
2007	48	$10.32 to $10.45	$498	1.37%	0.00% to 0.75%	1.78% to 2.55%
2006	23	$10.14 to $10.19	$232	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING Oppenheimer Global Portfolio - Initial Class						
2007	432	$14.90 to $15.21	$6,493	1.13%	0.00% to 0.75%	5.75% to 6.59%
2006	377	$14.09 to $14.27	$5,343	0.07%	0.00% to 0.75%	17.12% to 18.03%
2005	335	$12.03 to $12.09	$4,031	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Strategic Income Portfolio - Service Class						
2007	782	$11.74 to $12.05	$9,232	4.46%	0.00% to 0.75%	7.81% to 8.61%
2006	579	$10.89 to $11.10	$6,319	0.11%	0.00% to 0.75%	7.40% to 8.24%
2005	600	$10.14 to $10.19	$6,094	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING PIMCO Total Return Portfolio - Initial Class						
2007	1,822	$11.80 to $12.55	$22,375	3.52%	0.00% to 0.75%	8.80% to 9.61%
2006	1,608	$10.77 to $11.45	$18,083	2.17%	0.00% to 0.75%	3.44% to 4.19%
2005	903	$10.77 to $10.99	$9,777	2.18%	0.00% to 0.75%	1.60% to 2.42%
2004	588	$10.60 to $10.73	$6,250	-	0.00% to 0.75%	3.82% to 4.58%
2003	576	$10.21 to $10.26	$5,884	(a)	0.00% to 0.75%	(a)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2007	3,130	$14.17 to $14.60	$44,992	0.19%	0.00% to 0.75%	12.50% to 13.35%
2006	3,405	$12.72 to $12.88	$43,418	-	0.00% to 0.75%	8.35% to 9.15%
2005	3,899	$11.74 to $11.80	$45,813	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2007	172	$12.88 to $13.15	$2,237	0.42%	0.00% to 0.75%	0.39% to 1.23%
2006	495	$12.83 to $12.99	$6,389	0.52%	0.00% to 0.75%	13.64% to 14.45%
2005	6	$11.29 to $11.35	$72	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING Van Kampen Comstock Portfolio - Initial Class						
2007	746	$12.15 to $15.06	$10,999	1.54%	0.00% to 0.75%	-2.76% to -2.08%
2006	803	$12.41 to $15.38	$12,130	1.10%	0.00% to 0.75%	15.38% to 16.25%
2005	762	$12.87 to $13.23	$9,919	0.67%	0.00% to 0.75%	2.96% to 3.68%
2004	653	$12.50 to $12.76	$8,237	-	0.00% to 0.75%	15.96% to 16.96%
2003	372	$10.78 to $10.91	$4,034	3.47%	0.00% to 0.75%	28.95% to 29.88%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2007	226	$12.80 to $13.94	$3,112	2.63%	0.00% to 0.75%	2.77% to 3.57%
2006	195	$12.36 to $13.46	$2,601	2.54%	0.00% to 0.75%	11.79% to 12.64%
2005	97	$11.62 to $11.95	$1,152	0.09%	0.00% to 0.75%	7.29% to 8.05%
2004	80	$10.83 to $11.06	$877	0.78%	0.00% to 0.75%	9.95% to 10.93%
2003	14	$9.85 to $9.97	$143	-	0.00% to 0.75%	26.44% to 27.33%
ING VP Strategic Allocation Conservative Portfolio - Class I						
2007	10	$12.20 to $12.50	$125	2.61%	0.00% to 0.75%	4.99% to 5.84%
2006	16	$11.62 to $11.81	$181	3.36%	0.00% to 0.75%	7.59% to 8.35%
2005	12	$10.80 to $10.90	$132	2.14%	0.00% to 0.75%	3.05% to 3.81%
2004	5	$10.48 to $10.50	$52	(b)	0.00% to 0.75%	(b)
2003	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Strategic Allocation Growth Portfolio - Class I						
2007	141	$13.55 to $13.89	$1,938	1.73%	0.00% to 0.75%	4.23% to 5.07%
2006	152	$13.00 to $13.22	$1,994	2.32%	0.00% to 0.75%	12.36% to 13.18%
2005	354	$11.57 to $11.68	$4,128	0.86%	0.00% to 0.75%	5.37% to 6.18%
2004	4	$10.98 to $11.00	$42	(b)	0.00% to 0.75%	(b)
2003	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Strategic Allocation Moderate Portfolio - Class I						
2007	157	$12.90 to $13.22	$2,064	2.52%	0.00% to 0.75%	4.71% to 5.51%
2006	292	$12.32 to $12.53	$3,645	2.14%	0.00% to 0.75%	10.30% to 11.18%
2005	394	$11.17 to $11.27	$4,436	0.52%	0.00% to 0.75%	3.91% to 4.64%
2004	3	$10.75 to $10.77	$31	(b)	0.00% to 0.75%	(b)
2003	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Growth and Income Portfolio - Class I						
2007	2	$9.97 to $9.98	$16	(e)	0.00% to 0.75%	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus LargeCap Portfolio - Class I						
2007	1,021	$13.04 to $14.14	$14,041	1.22%	0.00% to 0.75%	4.23% to 5.05%
2006	1,022	$12.99 to $13.46	$13,429	0.60%	0.00% to 0.75%	13.75% to 14.55%
2005	429	$11.42 to $11.75	$4,953	1.23%	0.00% to 0.75%	4.58% to 5.38%
2004	491	$10.92 to $11.15	$5,418	1.00%	0.00% to 0.75%	9.75% to 10.62%
2003	422	$9.95 to $10.08	$4,224	1.39%	0.00% to 0.75%	25.16% to 26.16%
ING VP Index Plus MidCap Portfolio - Class I						
2007	970	$13.12 to $16.47	$15,574	0.77%	0.00% to 0.75%	4.64% to 5.51%
2006	947	$12.44 to $15.61	$14,470	0.47%	0.00% to 0.75%	8.65% to 9.47%
2005	1,326	$13.87 to $14.26	$18,684	0.46%	0.00% to 0.75%	10.34% to 11.15%
2004	1,067	$12.57 to $12.83	$13,569	0.44%	0.00% to 0.75%	15.64% to 16.53%
2003	712	$10.87 to $11.01	$7,802	0.40%	0.00% to 0.75%	31.44% to 32.49%
ING VP Index Plus SmallCap Portfolio - Class I						
2007	847	$15.04 to $15.70	$13,004	0.43%	0.00% to 0.75%	-6.93% to -6.27%
2006	888	$12.68 to $16.75	$14,562	0.29%	0.00% to 0.75%	12.93% to 13.87%
2005	734	$14.31 to $14.71	$10,591	0.32%	0.00% to 0.75%	6.87% to 7.61%
2004	485	$13.39 to $13.67	$6,535	0.13%	0.00% to 0.75%	21.18% to 22.05%
2003	261	$11.05 to $11.20	$2,906	0.17%	0.00% to 0.75%	35.09% to 36.09%
ING VP Value Opportunity Portfolio - Class I						
2007	149	$11.69 to $11.87	$1,748	1.71%	0.00% to 0.75%	2.27% to 2.95%
2006	174	$11.43 to $11.53	$1,994	1.40%	0.00% to 0.75%	15.11% to 16.00%
2005	192	$9.93 to $9.94	$1,911	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING VP High Yield Bond Portfolio - Class I						
2007	2,380	$11.37 to $11.61	$27,174	7.12%	0.00% to 0.75%	1.07% to 1.93%
2006	2,456	$11.25 to $11.39	$27,692	7.25%	0.00% to 0.75%	9.01% to 9.73%
2005	1,429	$10.32 to $10.38	$14,762	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP MidCap Opportunities Portfolio - Class I						
2007	138	$14.76 to $15.52	$2,115	-	0.00% to 0.75%	24.77% to 25.67%
2006	208	$11.83 to $12.35	$2,526	-	0.00% to 0.75%	7.06% to 7.86%
2005	240	$11.05 to $11.45	$2,709	-	0.00% to 0.75%	9.51% to 10.31%
2004	242	$10.09 to $10.38	$2,482	-	0.00% to 0.75%	10.64% to 11.49%
2003	152	$9.12 to $9.31	$1,404	-	0.00% to 0.75%	35.71% to 36.71%
ING VP Real Estate Portfolio - Class S						
2007	1,235	$12.98 to $13.24	$16,146	2.49%	0.00% to 0.75%	-16.95% to -16.36%
2006	1,387	$15.63 to $15.83	$21,779	2.32%	0.00% to 0.75%	34.86% to 35.88%
2005	1,218	$11.59 to $11.65	$14,140	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)
ING VP SmallCap Opportunities Portfolio - Class I						
2007	437	$10.78 to $14.48	$4,826	-	0.00% to 0.75%	9.22% to 10.10%
2006	386	$9.87 to $13.16	$3,881	-	0.00% to 0.75%	11.78% to 12.57%
2005	405	$8.83 to $9.15	$3,627	-	0.00% to 0.75%	8.21% to 9.06%
2004	447	$8.16 to $8.39	$3,678	-	0.00% to 0.75%	9.38% to 10.10%
2003	365	$7.46 to $7.62	$2,743	-	0.00% to 0.75%	37.64% to 38.80%
ING VP Balanced Portfolio - Class I						
2007	1,526	$11.06 to $11.20	$16,904	2.83%	0.00% to 0.75%	4.83% to 5.56%
2006	1,827	$10.55 to $10.61	$19,280	(d)	0.00% to 0.75%	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
2004	(d)	(d)	(d)	(d)	(d)	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Intermediate Bond Portfolio - Class I						
2007	1,668	$11.44 to $13.76	$22,504	3.96%	0.00% to 0.75%	5.19% to 6.09%
2006	1,552	$10.79 to $12.97	$19,808	4.33%	0.00% to 0.75%	3.30% to 4.01%
2005	1,317	$12.12 to $12.47	$16,251	4.84%	0.00% to 0.75%	2.36% to 3.14%
2004	727	$11.84 to $12.09	$8,705	8.27%	0.00% to 0.75%	4.04% to 4.95%
2003	505	$11.38 to $11.52	$5,775	1.88%	0.00% to 0.75%	5.57% to 6.27%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Brandes International Equity Fund						
2007	997	$21.25 to $22.36	$21,250	2.08%	0.00% to 0.75%	7.16% to 8.02%
2006	1,019	$19.83 to $20.70	$20,249	1.45%	0.00% to 0.75%	25.82% to 26.76%
2005	944	$15.76 to $16.33	$14,898	1.52%	0.00% to 0.75%	9.75% to 10.56%
2004	806	$14.36 to $14.77	$11,581	1.20%	0.00% to 0.75%	23.05% to 24.01%
2003	713	$11.67 to $11.91	$8,330	1.05%	0.00% to 0.75%	46.42% to 47.40%
Business Opportunity Value Fund						
2007	207	$15.05 to $15.71	$3,134	0.64%	0.00% to 0.75%	4.66% to 5.44%
2006	216	$14.38 to $14.90	$3,118	0.49%	0.00% to 0.75%	13.05% to 13.91%
2005	228	$12.72 to $13.08	$2,907	0.73%	0.00% to 0.75%	6.98% to 7.74%
2004	163	$11.89 to $12.14	$1,943	0.66%	0.00% to 0.75%	21.70% to 22.63%
2003	113	$9.77 to $9.90	$1,103	1.07%	0.00% to 0.75%	28.72% to 29.58%
Frontier Capital Appreciation Fund						
2007	557	$19.16 to $20.16	$10,708	-	0.00% to 0.75%	11.07% to 11.94%
2006	574	$17.25 to $18.01	$9,924	-	0.00% to 0.75%	15.46% to 16.34%
2005	509	$14.94 to $15.48	$7,615	-	0.00% to 0.75%	14.13% to 14.92%
2004	521	$13.09 to $13.47	$6,826	-	0.00% to 0.75%	8.54% to 9.33%
2003	491	$12.06 to $12.32	$5,926	-	0.00% to 0.75%	54.62% to 55.95%
Turner Core Growth Fund						
2007	244	$15.10 to $15.89	$3,715	0.35%	0.00% to 0.75%	21.48% to 22.42%
2006	289	$12.43 to $12.98	$3,615	0.63%	0.00% to 0.75%	7.71% to 8.53%
2005	268	$11.54 to $11.96	$3,106	0.43%	0.00% to 0.75%	13.03% to 13.90%
2004	259	$10.21 to $10.50	$2,652	0.29%	0.00% to 0.75%	10.38% to 11.23%
2003	166	$9.25 to $9.44	$1,538	0.28%	0.00% to 0.75%	33.67% to 34.47%
Neuberger Berman AMT Socially Responsive Portfolio® - Class I						
2007	19	$13.62 to $14.00	$268	-	0.00% to 0.75%	6.78% to 7.61%
2006	7	$12.84 to $13.01	$89	0.13%	0.00% to 0.75%	12.83% to 13.72%
2005	4	$11.38 to $11.44	$47	(c)	0.00% to 0.75%	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
2003	(c)	(c)	(c)	(c)	(c)	(c)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Van Eck Worldwide Hard Assets Fund						
2007	297	$42.77 to $43.86	$12,940	0.12%	0.00% to 0.75%	44.28% to 45.38%
2006	417	$29.42 to $30.40	$12,593	0.08%	0.00% to 0.75%	23.58% to 24.50%
2005	566	$23.63 to $24.60	$13,798	0.29%	0.00% to 0.75%	50.55% to 51.67%
2004	514	$15.58 to $16.34	$8,359	0.39%	0.00% to 0.75%	23.04% to 23.95%
2003	545	$12.57 to $13.28	$7,224	0.34%	0.00% to 0.75%	44.03% to 45.15%

(a) As investment Division had no investments until 2003, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2004, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2005, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2006, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 4. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

FINANCIAL STATEMENTS — STATUTORY BASIS
Security Life of Denver Insurance Company
For the years ended December 31, 2007, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

SECURITY LIFE OF DENVER INSURANCE COMPANY
Financial Statements – Statutory Basis

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company (the "Company," a wholly owned direct subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2007 and 2006, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from United States generally accepted accounting principles. The variances between such practices and United States generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with United States generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2007 and 2006, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2007.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

Ernst & Young LLP

Atlanta, Georgia
March 31, 2008

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2007	**2006**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 17,412,903	$ 17,240,297
Preferred stocks	100,531	107,043
Common stocks	210,467	132,689
Subsidiaries	98,029	96,090
Mortgage loans	1,994,384	2,463,432
Contract loans	1,346,724	1,263,422
Other invested assets	541,629	321,017
Cash and short term investments	454,074	273,362
Total cash and invested assets	22,158,741	21,897,352
Deferred and uncollected premiums, less loading (2007-$1,724; 2006-$1,729)	(19,137)	(25,773)
Accrued investment income	147,927	184,726
Reinsurance balances recoverable	96,754	76,797
Indebtedness from related parties	7,409	31,097
Net deferred tax asset	56,360	57,722
Separate account assets	1,641,507	1,515,627
Other assets	26,601	24,281
Total admitted assets	$ 24,116,162	$ 23,761,829

The accompanying notes are an integral part of these financial statements.

3

SECURITY LIFE OF DENVER INSURANCE COMPANY
Balance Sheets - Statutory Basis

| | December 31 | |
	2007	2006
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 11,294,516	$ 11,961,260
Deposit type contracts	8,206,189	7,040,385
Policy and contract claims	25,236	16,738
Total policy and contract liabilities	19,525,941	19,018,383
Interest maintenance reserve	57,979	68,201
Accounts payable and accrued expenses	66,063	63,392
Reinsurance balances	407,077	389,221
Current federal income taxes payable (including $(14,712) and ($20,344) on realized capital losses at December 31, 2007 and 2006, respectively)	20,928	43,972
Indebtedness to related parties	78,173	53,847
Asset valuation reserve	135,380	146,357
Borrowed money	769,673	791,398
Net transfers to separate accounts	(70,446)	(85,770)
Other liabilities	167,837	161,857
Separate account liabilities	1,641,507	1,515,627
Total liabilities	22,800,112	22,166,485
Capital and surplus:		
Common stock: authorized 149 shares of $20,000 par value; 144 shares issued and outstanding	2,880	2,880
Surplus note	165,032	165,032
Paid-in and contributed surplus	1,237,778	1,237,778
Unassigned (deficit) surplus	(89,640)	189,654
Total capital and surplus	1,316,050	1,595,344
Total liabilities and capital and surplus	$ 24,116,162	$ 23,761,829

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Operations – Statutory Basis

	Year ended December 31		
	2007	**2006**	**2005**
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	$ 607,919	$ 658,072	$ 3,548,992
Net investment income	1,215,525	1,166,735	1,022,338
Amortization of interest maintenance reserve	(16,847)	(13,906)	(12,732)
Commissions, expense allowances and reserve adjustments			
on reinsurance ceded	331,904	62,524	296,839
Other revenue	85,593	90,827	83,488
Total premiums and other revenues	2,224,094	1,964,252	4,938,925
Benefits paid or provided:			
Death benefits	162,641	123,174	110,562
Annuity benefits	76,686	77,057	69,878
Surrender benefits and withdrawals	1,496,996	1,669,487	972,390
Interest on policy or contract funds	567,458	455,851	210,745
Other benefits	1,048	1,285	319
(Decrease) increase in life and annuity reserves	(749,628)	(1,063,635)	2,842,329
Net transfers from separate accounts	97,679	66,823	65,804
Total benefits paid or provided	1,652,880	1,330,042	4,272,027
Insurance expenses and other deductions:			
Commissions	362,467	298,083	244,190
General expenses	125,767	110,599	98,030
Insurance taxes, licenses and fees	17,579	19,919	27,005
Other deductions	576	36,052	10,259
Total insurance expenses and other deductions	506,389	464,653	379,484
Gain from operations before policyholder dividends, federal income			
taxes and net realized capital (losses) gains	64,825	169,557	287,414
Dividends to policyholders	3,326	9,503	(904)
Gain from operations before federal income taxes			
and net realized capital (losses) gains	61,499	160,054	288,318
Federal income tax expense	23,795	29,952	165,325
Gain from operations before net realized capital (losses) gains	37,704	130,102	122,993
Net realized capital (losses) gains	(7,101)	5,341	16,435
Net income	$ 30,603	$ 135,443	$ 139,428

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Changes in Capital and Surplus—Statutory Basis

| | Year ended December 31 | | |
	2007	2006	2005
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	$ 2,880	$ 2,880	$ 2,880
Surplus note:			
Balance at beginning and end of year	165,032	165,032	165,032
Paid-in and contributed surplus:			
Balance at beginning of year	1,237,778	1,237,778	934,778
Capital contributions	-	-	303,000
Balance at end of year	1,237,778	1,237,778	1,237,778
Unassigned surplus:			
Balance at beginning of year	189,654	124,172	(32,944)
Net income	30,603	135,443	139,428
Change in net unrealized capital gains (losses)	(101,184)	13,826	10,882
Change in nonadmitted assets	(86,307)	47,657	(59,741)
Change in liability for reinsurance in unauthorized companies	1,766	(773)	598
Change in asset valuation reserve	10,977	5,847	(11,932)
Change in net deferred income tax	49,894	(44,150)	43,661
Change in surplus as a result of reinsurance	33,236	33,562	106,961
Dividends to stockholder	(100,000)	(115,000)	-
Amortization of deferred gain on reinsurance transaction	(35,911)	(10,075)	(73,020)
Change in reserve on account of change in valuation basis	(82,910)	-	-
Additional minimum pension liability	542	(855)	279
Balance at end of year	(89,640)	189,654	124,172
Total capital and surplus	$ 1,316,050	$ 1,595,344	$ 1,529,862

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Statements of Cash Flows—Statutory Basis

| | Year ended December 31 | | |
	2007	2006	2005
	(In Thousands)		
Operations			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 511,209	$ 693,428	$ 3,306,366
Net investment income received	1,302,995	1,270,640	1,093,462
Commissions and expenses paid	(576,492)	(364,176)	(522,189)
Benefits paid	(2,332,436)	(2,296,427)	(1,462,450)
Net transfers from separate accounts	(82,400)	(68,654)	(68,885)
Dividends paid to policyholders	(4,096)	(4,106)	(5,071)
Federal income taxes paid	(33,502)	26,110	(98,240)
Miscellaneous income	441,819	329,884	778,443
Net cash (used in) provided by operations	(772,903)	(413,301)	3,021,436
Investment activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	8,180,183	8,766,315	10,211,616
Stocks	60,527	15,577	315
Mortgage loans	524,062	682,059	730,953
Real estate	708	249	36,482
Other invested assets	7,417,681	10,055,172	11,431,659
Net loss on cash and short term investments	(565)	(10,922)	(35,258)
Miscellaneous proceeds	58,867	68,032	12,088
Total investment proceeds	16,241,463	19,576,482	22,387,855
Cost of investments acquired:			
Bonds	8,453,766	9,691,158	13,699,458
Stocks	132,191	54,394	9,458
Mortgage loans	55,915	174,736	420,908
Real estate	-	-	868
Other invested assets	7,668,975	10,205,260	11,291,526
Miscellaneous applications	86,353	26,832	7,214
Total cost of investments acquired	16,397,200	20,152,380	25,429,432
Net increase in contract loans	(83,302)	(59,241)	(48,543)
Net cash used in investment activities	(239,039)	(635,139)	(3,090,120)
Financing and miscellaneous activities			
Other cash provided (applied):			
Capital and surplus paid-in	-	-	303,000
Borrowed money	(22,890)	68,208	166,948
Net deposits (withdrawals) on deposit type contracts	1,165,804	1,424,625	(720,971)
Dividends paid to stockholder	(100,000)	(115,000)	-
Change in cash due to reinsurance	-	(501,696)	77,549
Other cash provided (applied)	149,740	(63,636)	(90,570)
Net cash provided by (used in) financing and miscellaneous activities	1,192,654	812,501	(264,044)
Net increase (decrease) in cash and short term investments	180,712	(235,939)	(332,728)
Cash and short term investments:			
Beginning of year	273,362	509,301	842,029
End of year	$ 454,074	$ 273,362	$ 509,301

7

(Dollar amounts in millions, unless otherwise stated)

1.   **Nature of Operations and Significant Accounting Policies**

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware domiciled non-insurance holding company. The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in the Netherlands.

The Company focuses on two markets: the advanced market and the investment products market. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include traditional life, interest sensitive life, universal life, and variable life. The Company also offers guaranteed investment contracts and funding agreements, collectively referred to as "GICs," marketed by direct sale by home office personnel or through specialty insurance brokers. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, the U.S. Virgin Islands, and Puerto Rico (approved for reinsurance only). In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

Basis of Presentation: The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from United States generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale. Held to maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities, management compares the undiscounted projected future cash flows to the carrying

8

(Dollar amounts in millions, unless otherwise stated)

value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted projected future cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted projected future cash flows. For GAAP, assets are re-evaluated based on the discounted projected future cash flows using a current market rate. Impairments are recognized when the fair value is less than book value and there has been an adverse change in projected future cash flows. When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments* applies to derivative transactions entered into prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP 86, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

Valuation Reserves: The asset valuation reserve ("AVR") is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a component of other liabilities in the accompanying Balance Sheets.

(Dollar amounts in millions, unless otherwise stated)

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold. Realized losses due to impairment are recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and

(Dollar amounts in millions, unless otherwise stated)

interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes. For statutory, losses are recognized immediately in income, with gains reported as a separate component of surplus.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non operating software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited GAAP statements are not available or expected to be available are nonadmitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated Balance Sheets.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

11

(Dollar amounts in millions, unless otherwise stated)

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the notes.

Statements of Cash Flows: Cash and short term investments in the Statements of Cash Flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Reconciliation to GAAP: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments: Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Single class and multi class mortgage backed/asset backed securities are valued at amortized cost using the effective interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are

12

(Dollar amounts in millions, unless otherwise stated)

based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to not sell the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred. The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other than temporary impairment testing. As part of this testing, the Company determines whether or not it has the intent to sell investments. If a decision to sell has been made, an other than temporary impairment is considered to have occurred.

The Company uses derivatives such as interest rate swaps, caps and floors, forwards and options as part of its overall interest rate risk management strategy for certain life insurance and annuity products. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as an unrealized gain or loss.

(Dollar amounts in millions, unless otherwise stated)

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86. permissible investments using the derivative in conjunction with other investments.

Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are received as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

All effective derivatives are reported at amortized cost. S&P options are reported at fair value since they do not meet the hedge requirement of SSAP No. 86. The unrealized gains or losses from the S&P options are reported as unrealized gains or losses in surplus.

SSAP No. 97, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP 97"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's non-insurance subsidiaries are reported at the GAAP basis of their net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited US GAAP statements are not available or expected to be available are nonadmitted.

Mortgage loans are reported at amortized cost, less writedown for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost, and other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight line basis over the estimated useful lives of the properties.

14

(Dollar amounts in millions, unless otherwise stated)

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities sold under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short term investments are reported at amortized cost which approximates market value. Short term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Residual collateralized mortgage obligations, which are included in other invested assets on the Balance Sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less.

Aggregate Reserve for Life Policies and Contracts: Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 1.5% to 11.3%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

(Dollar amounts in millions, unless otherwise stated)

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $11.0 billion and $8.1 billion at December 31, 2007 and 2006, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $287.7 and $251.8 at December 31, 2007 and 2006, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Electronic Data Processing Equipment: Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

Participating Insurance: Participating business approximates less than 1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by

(Dollar amounts in millions, unless otherwise stated)

the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $3.3, $9.5 and $(.9) was incurred in 2007, 2006 and 2005, respectively.

Benefit Plans: The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets: Nonadmitted assets are summarized as follows:

	December 31		
	2007		2006
	(In Thousands)		
Other invested assets	$ 1	$	2,447
Net deferred tax asset	258,334		173,265
Agents' debit balances	3,616		1,970
Furniture and equipment	33		63
Deferred and uncollected premium	644		507
Receivables from parent, subsidiaries and affiliates	90		-
Other	12,905		11,064
Total nonadmitted assets	$ 275,623	$	189,316

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses: Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2007. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2007.

Guaranteed Benefits: For the Guaranteed Minimum Death Benefit ("GMDB"), Actuarial Guideline 34 ("AG34") is followed. All the methodology and assumptions (mortality and interest) are contained in the guideline. AG34 interprets the standards for applying CARVM to GMDBs in variable annuity contracts where GMDBs are integrated with other benefits such as surrenders and annuitizations. This guideline requires that GMDBs be projected assuming an immediate drop in the value of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return. The immediate drops and assumed returns used in the projections are provided in AG34 and vary by five asset classes in order to reflect the risk/return differential inherent in each class. Contract specific asset based charges are deducted to obtain the net assumed returns. This guideline interprets mortality standards to be applied to projected GMDBs in the reserve calculation. In addition, this guideline clarifies standards for reinsurance

17

(Dollar amounts in millions, unless otherwise stated)

transactions involving GMDBs with integrated benefit streams modified to reflect both the payment of future reinsurance premiums and the recovery of future reinsured death benefits.

Cash Flow Information: Cash and short term investments include cash on hand, demand deposits and short term fixed maturity instruments with a maturity of less than one year at date of acquisition. Other invested assets include cash loaned through the Company's reciprocal loan program.

Reclassifications: Certain amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2007 financial statement presentation.

Separate Accounts: Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company.

Certain other separate accounts relate to experience rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is reestablished each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $21.9 and $25.0 at December 31, 2007 and 2006, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

2. **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Colorado Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

(Dollar amounts in millions, unless otherwise stated)

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance. As of December 31, 2007, 2006, and 2005, the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

3.   Investments

The cost or amortized cost and fair value of bonds and equity securities are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2007:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 44,636	$ 7,593	$ 60	$ 52,169
States, municipalities, and political subdivisions	39,779	427	839	39,367
Foreign other (par value - $2,138,412)	2,130,171	55,362	39,213	2,146,320
Foreign government (par value - $270,099)	278,787	15,162	4,793	289,156
Public utilities securities	215,425	5,092	1,826	218,691
Corporate securities	5,092,579	90,058	90,381	5,092,256
Residential backed securities	4,462,748	149,556	108,201	4,504,103
Commercial mortgage backed securities	2,704,454	23,619	39,292	2,688,781
Other asset backed securities	2,444,559	1,128	204,043	2,241,644
Total fixed maturities	17,413,138	347,997	488,648	17,272,487
Preferred stocks	100,531	200	7,639	93,092
Common stocks	205,642	7,120	2,295	210,467
Total equity securities	306,173	7,320	9,934	303,559
Total	$ 17,719,311	$ 355,317	$ 498,582	$ 17,576,046
At December 31, 2006:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 134,410	$ 1,604	$ 648	$ 135,366
States, municipalities, and political subdivisions	26,699	259	759	26,199
Foreign other (par value - $2,060,782)	2,060,102	50,730	33,945	2,076,887
Foreign government (par value - $277,258)	291,278	19,883	2,795	308,366
Public utilities securities	357,031	5,973	3,931	359,073
Corporate securities	5,510,497	97,028	62,990	5,544,535
Residential backed securities	4,794,611	30,932	97,271	4,728,272
Commercial mortgage backed securities	1,680,044	14,289	13,829	1,680,504
Other asset backed securities	2,385,745	4,287	7,149	2,382,883
Total fixed maturities	17,240,417	224,985	223,317	17,242,085
Preferred stocks	107,043	2,358	904	108,497
Common stocks	129,873	3,141	325	132,689
Total equity securities	236,916	5,499	1,229	241,186
Total	$ 17,477,333	$ 230,484	$ 224,546	$ 17,483,271

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

	December 31			
	2007		**2006**	
	(In Thousands)			
Amortized cost	$	17,413,138	$	17,240,417
Adjustment for below investment grade bonds		(235)		(120)
Carrying value	$	17,412,903	$	17,240,297

The aggregate market value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost		**More than 6 months and less than 12 months below cost**		**More than 12 months below cost**		**Total**	
	(In Thousands)							
At December 31, 2007:								
Fair value	$	2,448,889	$	3,573,635	$	3,699,545	$	9,722,069
Unrealized loss		83,502		241,945		163,201		488,648
At December 31, 2006:								
Fair value	$	2,426,969	$	715,820	$	5,082,949	$	8,225,738
Unrealized loss		38,484		17,172		167,661		223,317

The amortized cost and fair value of investments in bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		**Fair Value**	
	(In Thousands)			
Maturity:				
Due in 1 year or less	$	391,072	$	390,951
Due after 1 year through 5 years		2,465,060		2,504,154
Due after 5 years through 10 years		2,750,244		2,745,764
Due after 10 years		2,195,001		2,197,090
		7,801,377		7,837,959
Residential backed securities		4,462,748		4,504,103
Commercial mortgage backed securities		2,704,454		2,688,781
Other asset backed securities		2,444,559		2,241,644
Total	$	17,413,138	$	17,272,487

At December 31, 2007 and 2006, investments in certificates of deposit and bonds with an admitted asset value of $26.4 and $26.2, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

(Dollar amounts in millions, unless otherwise stated)

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a market value of approximately $156.5 and $183.4 at December 31, 2007 and 2006, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $3.4 billion, $4.2 billion and $4.4 billion in 2007, 2006 and 2005, respectively. Gross gains of $31.5, $55.6, and $83.9 and gross losses of $43.3, $71.3, and $48.6 during 2007, 2006 and 2005, respectively, were realized on those sales. A portion of the gains and losses realized in 2007, 2006, and 2005 has been deferred to future periods in the IMR.

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

| | December 31 | | |
	2007	2006	2005
	(In Thousands)		
Realized capital losses	$ (48,881)	$ (56,039)	$ (5,404)
Amount transferred to IMR (net of related taxes of $(14,576) in 2007, $(22,096) in 2006 and $(8,147) in 2005	27,069	41,036	15,130
Federal income tax benefit	14,711	20,344	6,709
Net realized capital (losses) gains	$ (7,101)	$ 5,341	$ 16,435

Realized capital losses include losses of $27.5, $33.2, and $19.0 related to securities that have experienced an other-than-temporary decline in value in 2007, 2006, and 2005, respectively.

Major categories of net investment income are summarized as follows:

| | Year ended December 31 | | |
	2007	2006	2005
	(In Thousands)		
Income:			
Equity securities	18,835	9,902	4,938
Bonds	1,039,867	949,283	875,980
Mortgage loans	149,437	191,631	220,709
Derivatives	23,293	24,837	(69,392)
Contract loans	72,989	67,920	65,118
Real estate	66	131	2,079
Other	14,991	21,564	(2,682)
Total investment income	1,319,478	1,265,268	1,096,750
Investment expenses	(103,953)	(98,533)	(74,412)
Net investment income	$ 1,215,525	$ 1,166,735	$ 1,022,338

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of

(Dollar amounts in millions, unless otherwise stated)

securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money on the Balance Sheets. The repurchase obligation totaled $250.3 and $246.2 at December 31, 2007 and 2006, respectively. The securities underlying these agreements are mortgage backed securities with a book value of $254.8 and $248.7 and fair value of $254.3 and $244.1 at December 31, 2007 and 2006, respectively. The securities had a weighted average coupon rate of 5.6% with various maturity dates ending in December 2037. The primary risk associated with short term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short term investments, which was not material at December 31, 2007. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. As of December 31, 2007 and 2006, the amount outstanding on these agreements was $515.6 and $542.5, respectively, and was included in borrowed money on the balance sheets. The securities underlying these agreements are mortgage backed securities with a book value of $547.2 and $569.6 and fair value of $545.3 and $563.4 at December 31, 2007 and 2006, respectively. The securities have a weighted average coupon rate of 5.4% with various maturity dates ending in July 2043.

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). As a member of the FHLB, the Company has issued nonputable funding agreements with the FHLB. Assets with a book value of $4.0 billion collateralize these agreements and reserves on these agreements were $3.1 billion at December 31, 2007, respectively.

The maximum and minimum lending rates for long term mortgage loans during 2007 were 6.1% and 5.4%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings. Generally all risk coverage at replacement cost is required for a property securing real estate finance investments.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 67.5% on commercial properties. As of December 31, 2007 and 2006, the Company held no mortgages with interest more than 180 days overdue. Minimal interest was past due as of December 31, 2007 and 2006.

The Company had no impaired mortgage loans for 2007 or 2006.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis
December 31, 2007

(Dollar amounts in millions, unless otherwise stated)

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk. The table below summarizes the number of transactions, book value, and gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date:

	NAIC Rating	Number of Transactions	Book Value (in thousands)	Cost of Securities Repurchased (in thousands)	Gain (in thousands)
2007	-	-	$ -	$ -	$ -
2006	3	2	$ 684	$ 704	$ 22
2005	3	14	$ 6,068	$ 7,471	$ 1,383
	4	4	3,005	3,244	238
		18	$ 9,073	$ 10,715	$ 1,621

There were no encumbrances on real estate at December 31, 2007 and 2006, respectively.

Credit markets have recently become more turbulent amid concerns about subprime mortgages and collateralized debt obligations ("CDOs"). This in turn has resulted in a general widening of credit spreads, reduced price transparency, reduced liquidity, increased rating agency downgrades and increased volatility across all markets. ING's manages its risk exposure to subprime mortgages and CDOs by attempting to identify over credit enhanced transactions that can withstand stronger multiples of loss coverage than anticipated by the agencies, utilizing collateral and structural analysis to project deal performance. ING updates its views monthly for deviations (positive or negative) from expected performance and takes action as necessary and appropriate. For these reasons (initial security selection efforts and ongoing surveillance), ING believes its portfolios are well positioned to perform from an expected loss standpoint.

To date, this market disruption has had a limited impact on the Company. As of December 31, 2007, the fair value of the Company's subprime exposure was $2.0 billion, representing 9.0% of total investments and its Alt-A exposure was $1.2 billion, representing 5.6% of total investments. Alt-A Loans are residential mortgage loans to customers who have strong credit profiles but lack some elements such as documentation to substantiate income. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company does not originate or purchase subprime or Alt-A whole loan mortgages. As of December 31, 2007, the Company's exposure to subprime mortgages was primarily in the form of asset backed securities ("ABS") collateralized by subprime residential mortgages ("ABS Home Equity") and CDO positions backed by ABS Home Equity; and its exposure to Alt-A mortgages, which was concentrated in residential mortgage backed securities ("RMBS"). The following summarizes the Company's ABS Home Equity and Alt-A mortgages as of December 31, 2007.

24

(Dollar amounts in millions, unless otherwise stated)

The actual cost, book adjusted carrying value, and fair value of ABS Home Equity securities at December 31, 2007 was $2.2 billion, $2.2 billion and $2.0 billion, respectively. Gross unrealized losses related to these ABS Home Equity securities for the year ended December 31, 2007 were $198.2. Other-than-temporary impairments recognized on ABS Home Equity securities was $1.9 for the year ended December 31, 2007. The actual cost, book adjusted carrying value, and fair value of the Alt-A portfolio at December 31, 2007 was $1.3 billion, $1.3 billion and $1.2 billion, respectively. Gross unrealized losses related to the Alt-A portfolio for the year ended December 31, 2007 were $51.5. Other-than-temporary impairments recognized on the Alt-A portfolio were $4.9 for the year ended December 31, 2007.

4.   Derivative Financial Instruments Held for Purposes Other than Trading

The Company utilizes derivatives such as options, futures, caps, floors, forwards and interest rate swaps to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are followed in accordance with requirements set forth in SSAP No. 86 for those derivatives that are deemed highly effective. The Company also enters into credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount.

Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. All effective derivatives are reported at amortized cost. Effective S&P options are reported at fair value in uniformity with the hedged item. The unrealized gains or losses from the S&P options are reported as unrealized gain or loss in surplus.

(Dollar amounts in millions, unless otherwise stated)

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

Under the terms of the Company's Over the Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received or receive interest on any cash delivered equal to the Federal Funds rate. As of December 31, 2007, the Company delivered $109.1 of collateral in the form of cash.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2007 and 2006:

	Notional Amount	Carrying Value	Fair Value
		(In Thousands)	
December 31, 2007			
Derivative contracts:			
Swaps	$ 10,018,381	$ (122,796)	$ (346,635)
Caps owned	2,158,613	(748)	(1,583)
Options owned	737,379	3,260	3,257
Total derivatives	$ 12,914,373	$ (120,284)	$ (344,961)
December 31, 2006			
Derivative contracts:			
Swaps	$ 8,643,135	$ 10,333	$ (991)
Caps owned	25,709	1,150	101
Options owned	54,000	2,729	2,729
Total derivatives	$ 8,722,844	$ 14,212	$ 1,839

5.   Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $720.2 and $596.8 and an aggregate market value of $715.8 and $615.9 at December 31, 2007 and 2006, respectively. Those holdings amounted to 4.1% of the Company's investments in bonds and 3.2% of total admitted assets at December 31, 2007. The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $110.2 and $573.6 with an aggregate NAIC market value of $120.9 and $581.1 at December 31, 2007 and 2006, respectively. The carrying value of these holdings amounted to 0.6% of the Company's investment in bonds and 0.5% of the Company's total admitted assets at December 31, 2007.

At December 31, 2007, the Company's commercial mortgages involved a concentration of properties located in California (22.5%) and Florida (9.0%). The remaining commercial mortgages relate to properties located in 41 other states. The portfolio is well diversified, covering many different types of income producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $50.0.

(Dollar amounts in millions, unless otherwise stated)

6. Annuity Reserves

At December 31, 2007 and 2006, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(In Thousands)	
December 31, 2007		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 2,401,775	22.5 %
At book value less surrender charge	510	0.0
At fair value	16,901	0.2
Subtotal	2,419,186	22.7
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	70,108	0.7
Not subject to discretionary withdrawal	8,245,773	76.6
Total annuity reserves and deposit fund liabilities		
before reinsurance	10,735,067	100.0 %
Less reinsurance ceded	-	
Net annuity reserves and deposit fund liabilities	$ 10,735,067	
December 31, 2006		
Subject to discretionary withdrawal (with adjustment):		
With market value adjustment	$ 2,917,499	28.6 %
At book value less surrender charge	3,842	0.0
At fair value	20,072	0.2
Subtotal	2,941,413	28.8
Subject to discretionary withdrawal (without adjustment):		
At book value with minimal or no charge or adjustment	78,386	0.8
Not subject to discretionary withdrawal	7,189,106	70.4
Total annuity reserves and deposit fund liabilities		
before reinsurance	10,208,905	100.0 %
Less reinsurance ceded	-	
Net annuity reserves and deposit fund liabilities	$ 10,208,905	

Of the total net annuity reserves and deposit fund liabilities of $10,735.1 at December 31, 2007, $10,718.2 is included in the general account, and $16.9 is included in the separate account. Of the total net annuity reserves and deposit fund liabilities of $10,208.9 at December 31, 2006, $10,188.8 is included in the general account, and $20.1 is included in the separate account.

7. Employee Benefit Plans

Defined Benefit Plan: ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"),

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis
December 31, 2007

(Dollar amounts in millions, unless otherwise stated)

effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. The costs allocated to the Company for its employees' participation in the Retirement Plan were $2.6, $3.2 and $2.7 for 2007, 2006 and 2005, respectively.

Defined Contribution Plans: ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. ING North America matches such pretax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4 year graded vesting schedule (although certain specified participants are subject to a 5 year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $2.2, $2.2 and $2.1 for 2007, 2006 and 2005, respectively.

Other Benefit Plans: In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a nonqualified defined benefit pension plan, and a nonqualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

(Dollar amounts in millions, unless otherwise stated)

A summary of assets, obligations and assumptions of the pension and other postretirement benefit plans are as follows:

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
	(In Thousands)					
Change in benefit obligation						
Benefit obligation at beginning of year	$ 17,561	$ 16,317	$ 16,938	$ 5,003	$ 4,961	$ 6,408
Service cost	-	-	-	(172)	384	(143)
Interest cost	1,003	871	1,003	273	249	300
Contribution by plan participants	-	-	-	361	334	495
Actuarial (gain) loss	(1,436)	1,492	(606)	(579)	(133)	(974)
Benefits paid	(1,132)	(1,119)	(1,018)	(849)	(792)	(1,125)
Benefit obligation at end of year	$ 15,996	$ 17,561	$ 16,317	$ 4,037	$ 5,003	$ 4,961
Change in plan assets						
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -	$ -	$ -
Employer contributions	1,132	1,119	1,018	487	458	630
Plan participants' contributions	-	-	-	361	334	495
Benefits paid	(1,132)	(1,119)	(1,018)	(848)	(792)	(1,125)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -	$ -	$ -
Funded status	$ (15,996)	$ (17,561)	$ (16,317)	$ (4,037)	$ (5,003)	$ (4,961)
Unamortized prior service credit	(260)	(296)	(333)	(685)	(967)	(1,249)
Unrecognized net (loss) gain	2,380	4,138	3,003	(2,654)	(2,217)	(2,232)
Remaining net obligation	8,380	9,025	9,669	-	-	-
Total funded status	$ (5,496)	$ (4,694)	$ (3,978)	$ (7,376)	$ (8,187)	$ (8,442)
Amounts recognized in the balance sheets consist of:						
Accrued benefit cost	$ (15,348)	$ (15,733)	$ (14,805)	$ (7,376)	$ (8,187)	$ (8,442)
Intangible assets	8,380	9,025	9,669	-	-	-
Unassigned surplus - minimum pension liability	1,472	2,014	1,158	-	-	-
Net amount recognized	$ (5,496)	$ (4,694)	$ (3,978)	$ (7,376)	$ (8,187)	$ (8,442)
Component of net periodic benefit cost						
Service cost	$ -	$ -	$ -	$ (172)	$ 384	$ (143)
Interest cost	1,003	871	1,003	273	249	300
Amount of recognized gains (losses)	323	183	319	(142)	(148)	(148)
Amount of prior service cost recognized	(36)	(36)	(36)	(282)	(282)	(282)
Amortization of unrecognized transition obligation ot transition asset	645	645	645	-	-	-
Total net periodic benefit cost (income)	$ 1,935	$ 1,663	$ 1,931	$ (323)	$ 203	$ (273)
Benefit obligation for nonvested employees	$ -	$ -	$ -	$ 253	$ 286	$ 777
Accumulated benefit obligation for vested participants	$ 15,348	$ 15,733	$ 14,805	$ 4,037	$ 4,840	$ 4,775

(Dollar amounts in millions, unless otherwise stated)

Assumptions used in determining the accounting for the defined benefit plans and other benefit plan as of December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Weighted average discount rate	6.5 %	5.9 %	5.5 %
Rate of increase in compensation level	4.2 %	4.0 %	4.0 %

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 9.0%, decreasing gradually to 6.5% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2007 by $0.1. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2007 by $0.1.

The Company expects to pay the following benefits:

Year ending December 31,	Benefits
	(In Thousands)
2008	$ 1,649
2009	1,689
2010	1,708
2011	1,708
2012	1,739
Thereafter	8,328

The measurement date used for postretirement benefits is December 31, 2007.

On December 8, 2003, the Medicare Prescription Drug Impairment and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidiary to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The 2008 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is less than $0.1. There is no effect of the subsidy on the measurement of net periodic postretirement benefit cost for the current period.

The Company does not expect to contribute to any plans during 2008.

(Dollar amounts in millions, unless otherwise stated)

8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of the separate accounts business follows:

	Non-Guaranteed Separate Accounts
	(In thousands)
December 31, 2007	
Premium, consideration or deposits for the year	$ 200,511
Reserves for separate accounts with assets at:	
Fair value	$ 1,571,061
Amortized cost	-
Total reserves	$ 1,571,061
Reserves for separate accounts by withdrawal characteristics:	
Subject to discretionary withdrawal:	
With market value adjustment	$ -
At book value without market value adjustment and with current surrender charge of 5% or more	553,455
At market value	16,900
At book value without market value adjustment and with current surrender charge less than 5%	1,000,706
Subtotal	1,571,061
Not subject to discretionary withdrawal	-
Total separate account aggregate reserves	$ 1,571,061
December 31, 2006	
Premium, consideration or deposits for the year	$ 178,923
Reserves for separate accounts with assets at:	
Fair value	$ 1,429,857
Amortized cost	-
Total reserves	$ 1,429,857
Reserves for separate accounts by withdrawal characteristics:	
Subject to discretionary withdrawal:	
With market value adjustment	$ -
At book value without market value adjustment and with current surrender charge of 5% or more	580,118
At market value	20,072
At book value without market value adjustment and with current surrender charge less than 5%	829,667
Subtotal	1,429,857
Not subject to discretionary withdrawal	-
Total separate account aggregate reserves	$ 1,429,857

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

| | Year Ended December 31 | | |
	2007	2006	2005
	(In Thousands)		
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:			
Transfers to separate accounts	$ 200,528	$ 178,927	$ 208,214
Transfers from separate accounts	(102,849)	(112,104)	(142,410)
Transfers as reported in the statements of operations	$ 97,679	$ 66,823	$ 65,804

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2007 and 2006 were as follows:

	Guaranteed Minimum Death Benefit (GMDB)
	(In Thousands)
December 31, 2007	
Separate Account Liability	$ 17,484
Gross amount of reserve	194
Reinsurance reserve credit	-
December 31, 2006	
Separate Account Liability	$ 20,787
Gross amount of reserve	224
Reinsurance reserve credit	-

9. Federal Income Taxes

The Company files a consolidated federal income tax return with its parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate. A list of all affiliated companies that participate in the filing of this consolidated federal income tax return has been provided to the Department of Insurance.

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

		Year ended December 31				
		2007		2006		2005
		(In Thousands)				
Federal tax expense on operations	$	23,795	$	29,952	$	165,325
Federal tax benefit on capital losses		(14,711)		(20,344)		(6,709)
Total current tax expense incurred	$	9,084	$	9,608	$	158,616

The main components of deferred tax assets and deferred tax liabilities are as follows:

		December 31		
		2007		2006
		(In Thousands)		
Deferred tax assets resulting from book/tax differences in:				
Deferred acquisition costs	$	83,962	$	104,485
Insurance reserves		137,592		76,973
Reserve strengthening		29,018		-
Investments		35,287		40,162
Compensation and benefits		23,468		24,929
Policyholder dividends		2,818		2,672
Reinsurance with unauthorized companies		1,464		1,402
OCI pension		515		705
Unrealized losses on investments		26,533		-
Nonadmitted assets		6,051		4,760
Other		3,245		3,629
Total deferred tax assets		349,953		259,717
Deferred tax assets nonadmitted		(258,334)		(173,265)
Admitted deferred tax assets		91,619		86,452
Deferred tax liabilities resulting from book/tax differences in:				
Investments		13,950		5,068
Insurance reserves		12,859		6,500
Deferred and uncollected premium		4,848		6,794
Unrealized gain on investments		-		7,279
Other		3,602		3,089
Total deferred tax liabilities		35,259		28,730
Net admitted deferred tax asset	$	56,360	$	57,722

(Dollar amounts in millions, unless otherwise stated)

The change in net deferred income taxes is comprised of the following:

		December 31					
		2007		2006		Change	
				(In Thousands)			
Total deferred tax assets	$	349,953	$	259,717	$	90,236	
Total deferred tax liabilities		35,259		28,730		6,529	
Net deferred tax asset	$	314,694	$	230,987		83,707	
Remove current year change in unrealized gains						(33,813)	
Change in net deferred income tax						49,894	
Remove other items in surplus:							
Additional minimum pension liability						190	
Reserve strengthening						(29,018)	
Current year change in nonadmitted assets						(1,291)	
Unauthorized reinsurer						(61)	
Change in deferred taxes					$	19,714	

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

		Year Ended December 31					
		2007		2006		2005	
				(In Thousands)			
Ordinary income	$	61,499	$	160,054	$	288,318	
Capital losses, net of IMR, net of taxes		(21,812)		(15,004)		9,726	
Total pre tax book income	$	39,687	$	145,050	$	298,044	
Provision computed at statutory rate		13,890		50,768		104,315	
Dividends received deduction		(3,305)		(1,249)		(749)	
Interest maintenance reserve		(3,692)		(9,496)		(839)	
Reinsurance		(4,567)		10,077		17,495	
Prior year taxes		(12,936)		6,214		-	
Other		(20)		(2,228)		(1,178)	
Total	$	(10,630)	$	54,086	$	119,044	
Federal income taxes incurred	$	9,084	$	9,608	$	158,616	
Change in net deferred income taxes		(19,714)		44,478		(39,572)	
Total statutory income taxes	$	(10,630)	$	54,086	$	119,044	

There are no federal income taxes incurred that will be available for recoupment in the event of future net losses from 2007, 2006 and 2005.

Under the intercompany tax sharing agreement, the Company has a payable to ING AIH of $20.9 and $44.0 for federal income taxes as of December 31, 2007 and 2006, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company's transferable state tax credit assets are as follows:

Method of estimating utilization of remaining transferrable state tax credit	State	Carrying value at December 31, 2007		Unused credit remaining at December 31, 2007	
		(in thousands)			
Fixed credit at time of purchase	FL	$	291	$	327
Estimated credit based on investment in low income housing investment	GA	$	937	$	1,865
Total state tax credits		$	1,228	$	2,192

A reconciliation of the change in the unrecognized income tax benefits for the years is as follows:

	Amount	
Balance at January 1, 2007	$	33.3
Additions for tax positions related to current year		0.2
Reduction for tax positions related to prior year		(12.8)
Reduction for tax positions settled with taxing authorities		(5.4)
Balance at December 31, 2007	$	15.3

The Company had $15.3 of unrecognized tax benefits as of December 31, 2007 that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current federal and foreign income taxes and federal and foreign income tax incurred on the balance sheets and statements of operations, respectively. The Company had accrued interest of $0.2 as of December 31, 2007.

The Company is under audit by the Internal Revenue Service ("IRS") for tax years 2002 through 2005. It is anticipated that the IRS audit of tax years 2002 and 2003 will be finalized within the next twelve months. Upon finalization of the IRS exam, it is reasonably possible that the unrecognized tax benefits will decrease by up to $0.2. The timing of the payment of the remaining allowance of $15.1 can not be reliably estimated.

Under prior law, the Company was allowed to defer from taxation a portion of income. Deferred income of $60.5 was accumulated in the Policyholders Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $115.0, which eliminated the $60.5 balance in the Policyholders Surplus Account and, therefore, any potential tax on the accumulated balance.

(Dollar amounts in millions, unless otherwise stated)

10.   Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries at December 31, 2007, Midwestern United Life Insurance Company ("Midwestern") and Whisperingwind III, LLC ("WWIII"). The Company also has three wholly owned non-insurance subsidiaries: First Secured Mortgage Deposit Corporation, ING America Equities, Inc. ("IAE"), and Draft Funding LLC.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31			
	2007		**2006**	
	(In Thousands)			
Common stock (cost - $41,246 in 2007 and $40,746 in 2006)	$	98,029	$	96,090

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

	December 31					
	2007		**2006**		**2005**	
	(In Thousands)					
Revenues	$	564,984	$	74,038	$	47,768
Income before net realized gains on investments		(209,360)		5,325		8,424
Net income		(208,722)		5,015		5,979
Admitted assets		639,103		253,473		257,127
Liabilities		454,093		157,383		166,007

The Company did not receive dividends from any of its subsidiaries during the years ended December 31, 2007, 2006 and 2005.

On October 27, 2006, the Company created WWIII, a special purpose financial captive reinsurance company ("SPFC"), under the laws of the State of South Carolina. WWIII was not licensed by the South Carolina Department of Insurance as of December 31, 2006. Consequently, WWIII did not commence writing insurance business until 2007. On June 25, 2007, WWIII received its licensure as a SPFC from the Director of the South Carolina Department of Insurance. As of December 31, 2007, WWIII has no carrying value. The Company contributed capital to WWIII of $37.4, $2.5 and $0 during the years ended December 31, 2007, 2006 and 2005. During 2007, the Company ceded premium and ceded reserves to WWIII of $288.4 and $357.8, respectively. The amount of insurance in force ceded to WWIII was $1.43 billion at December 31, 2007.

(Dollar amounts in millions, unless otherwise stated)

11.   **Reinsurance**

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured.   To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $1.4 billion, $1.3 billion and $3.9 billion for 2007, 2006 and 2005, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

| | | December 31 | |
	2007	2006	2005
		(In Thousands)	
Premiums	$ 1,743,663	$ 1,689,546	$ 1,589,747
Benefits paid or provided	1,235,280	1,200,908	1,153,598
Policy and contract liabilities at year end	7,516,909	7,159,539	6,107,509

The net amount of the reduction in surplus at ~~December 31, 2007, if~~ all reinsurance agreements were cancelled, is $6.8 billion.

12.   **Capital and Surplus**

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1.5. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the greater of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

On January 1, 2001, Lion Connecticut Holdings, Inc. issued two surplus notes for $65.0 and $100.0.   These notes represent the cumulative cash draws on two $100.0 commitments issued by ING AIH through December 31, 2007, less principal payments. The surplus notes bear interest at a variable rate equal to the prevailing rate for 10 year U.S. Treasury bonds plus 0.25%, adjusted annually. The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period"). The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period. Payment of the

(Dollar amounts in millions, unless otherwise stated)

notes and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (a) the institution of bankruptcy, reorganization, insolvency, or liquidation proceedings by or against the Company, or (b) the appointment of a Trustee, receiver or other conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Colorado Insurance Commissioner. There were no principal or interest payments in 2007, 2006 or 2005.

The Company did not receive capital contributions during 2007 or 2006. The Company paid an ordinary dividend to ING AIH of $100.0 on December 28, 2007. Timely notice was given for this dividend payment to the Colorado Insurance Department. The Colorado Insurance Department does not require approval for ordinary dividends.

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

13.   **Fair Values of Financial Instruments**

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements - Statutory Basis
December 31, 2007

(Dollar amounts in millions, unless otherwise stated)

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2007 | | 2006 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 17,412,903	$ 17,272,487	$ 17,240,297	$ 17,242,085
Preferred stocks	100,531	93,092	107,043	108,497
Unaffiliated common stocks	210,467	210,467	132,689	132,689
Mortgage loans	1,994,384	2,045,791	2,463,432	2,487,599
Contract loans	1,346,724	1,346,724	1,263,422	1,263,422
Derivative securities	(120,284)	(344,961)	14,212	1,839
Cash, cash equivalents and short term investments	454,074	454,074	273,362	273,362
Separate account assets	1,641,507	1,641,507	1,515,627	1,515,627
Receivable for securities	2,254	2,254	22,776	22,776
Liabilities:				
Separate account liabilities	1,641,507	1,641,507	1,515,627	1,515,627
Deposit type contracts	8,206,189	8,206,189	7,040,385	7,040,385
Payable for securities	337	337	67,039	67,039

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents and short term investments: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

Bonds and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 2.59% and 12.63% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2007 and 2006 is $17.6 billion and $17.6 billion, respectively.

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features

(Dollar amounts in millions, unless otherwise stated)

of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Derivative financial instruments: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

14.   **Commitments and Contingencies**

Guarantee Agreements: The Company guarantees certain contractual policy claims of its subsidiary, Midwestern. In the unlikely event that Midwestern was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations. Any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position.

The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for $250.0 obligation of SLDI. The Company's Board of Directors approved this transaction on April 25, 2002. The other two affiliated life insurers were ReliaStar Life Insurance Company and Security Connecticut Life Insurance Company (subsequently merged into ReliaStar Life Insurance Company on October 1, 2003). The joint and several guarantees of the two remaining insurers are capped at $250.0. The States of Colorado and Minnesota did not disapprove the guarantee.

Investment Purchase Commitments: As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $145.8 and $147.3 at December 31, 2007 and 2006, respectively. The Company is also committed to provide additional capital contributions of $417.8 and $269.9 at December 31, 2007 and 2006, respectively, in partnerships reported in other invested assets not on the balance sheets.

Operating Leases: The Company leases office space under various noncancelable operating lease agreements that expire April 2014. During the years ended December 31, 2007, 2006 and 2005, rent expense was minimal.

Certain rental commitments have renewal options extending through the year 2014 subject to adjustments in the future periods.

(Dollar amounts in millions, unless otherwise stated)

The Company is not involved in any material sale leaseback transactions.

Legal Proceedings: The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters: As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matter: Federal and state regulators and self regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

*Investment Product Regulatory Issues***:** Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

(Dollar amounts in millions, unless otherwise stated)

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the Company or certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

15. **Financing Agreements**

The Company maintains a revolving loan agreement with Bank of New York, ("BONY"). Under this agreement, the Company can borrow up to $100 from BONY. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.4% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2007, 2006 and 2005, respectively. Additionally, there were no amounts payable to BONY at December 31, 2007 and 2006.

(Dollar amounts in millions, unless otherwise stated)

The Company maintains a line of credit agreement with Svenska Handelsbanken ("Svenska"). Under this agreement, the Company can borrow up to $100 from Svenska. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $100. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2007 or 2006. There were no amounts payable to Svenska at December 31, 2007 and 2006. The Company did not have this agreement in 2005.

The Company maintains a line of credit agreement with PNC Bank. Under this agreement, the Company can borrow up to $100. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $100. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2007, 2006 and 2005. There were no amounts payable to PNC Bank at December 31, 2007 and 2006.

The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short term cash requirements. Under this agreement, which expires July 1, 2015, the Company and ING AIH can borrow up to 3% of the Company's admitted assets as of December 31 of the preceding year from one another. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $3.7 for the year ended December 31, 2007

The Company borrowed $13.8 billion and repaid $13.9 billion in 2007, borrowed $5.9 billion and repaid $5.9 billion in 2006 and borrowed $6.0 billion and repaid $6.0 billion in 2005. These borrowings were on a short term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $3.7, $1.7 and $1.3 during 2007, 2006 and 2005, respectively.

The Company is the beneficiary of letters of credit totaling $1.7 billion; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2007 and 2006.

16. **Related Party Transactions**

Cost Sharing Arrangements: Management and services contracts and all cost sharing arrangements with other affiliated ING United States companies are allocated among companies in accordance with systematic cost allocation methods.

(Dollar amounts in millions, unless otherwise stated)

Investment Management: The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services. The Company has entered into an administrative services agreement with IIM under which IIM provides the Company with asset liability management services. Total fees under the agreement were approximately $61.6, $58.9, and $57.3 for the years ended December 31, 2007, 2006 and 2005, respectively.

Services Agreements: The Company has entered into an inter-insurer services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting, and other services to each other. The Company has entered into a services agreement with ING North America Insurance Corporation ("INAIC") whereby INAIC provides certain administrative, management, professional, advisory, consulting and other services to the Company. The Company has entered into a services agreement with ReliaStar Life Insurance Company of New York ("RLNY") whereby the Company provides certain administrative, management, professional, advisory, consulting and other services to RLNY. The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting, and other services to the Company for the benefit of its customers. Charges for these services are determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company. The total expenses incurred for all of these services was $101.8, $96.8 and $79.8 for the years ended December 31, 2007, 2006 and 2005, respectively.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined or unitary basis.

The Company and Directed Services LLC ("DSL"), an affiliate, are parties to a service agreement, effective January 1, 1994, as amended by a first amendment, effective March 7, 1995 by which the Company provides DSL with certain managerial and supervisory services and DSL provides the Company with certain sales and marketing services.

(Dollar amounts in millions, unless otherwise stated)

Global Medium Term Note Program: In December 2002, the Company established a Global Medium Term Note program secured by funding agreements issued by the Company. The notes, which are offered by ING Security Life Institutional Funding, a special purpose statutory trust, are offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act") or to foreign buyers pursuant to Regulation S of the Securities Act. The program has issued notes with an aggregate outstanding principal balance of $2.1 billion as of December 31, 2007.

The Company has assumed an SEC registered medium term note, issued by an affiliated company, ING USA Annuity and Life Insurance Company, secured by a funding agreement issued by ING USA Annuity and Life Insurance Company. As of December 31, 2007, the note has an aggregate outstanding principal balance of $1.2 billion.

Interest Rate Swap
Effective June 29, 2007 the Company entered into an interest rate swap agreement ("IRSA") with ING AIH. The IRSA is in conjunction with a combined coinsurance and modified coinsurance agreement effective June 30, 2007 with WWIII. The duration of the agreement is 30 years. The notional value of this interest rate swap is $72.5 with this transaction having minimal impact to the income statement.

Asset Transfers
On September 27, 2007, the Company transferred to ING USA financial assets (the "Transferred Assets") with a total book value plus accrued interest of $444.1 in exchange for a cash payment from ING USA in an amount equal to total market value plus accrued interest of the Transferred Assets. The Transferred Assets were primarily AAA rated collateralized mortgage obligations. At the time of the transfer, the Transferred Assets total market value plus accrued interest was $435.0. The Company realized a loss of $9.2 on the transaction.

Unsecured Notes
As of December 31, 2007, the Company owned $400.0 in senior unsecured notes, pursuant to a note purchase agreement between the Company and ING AIH. For the year ended December 31, 2007, interest received by the Company totaled $24.5. The interest due and accrued on this investment as of December 31, 2007, is $.8.

17. **Guaranty Fund Assessments**

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $4.5 and $5.4 as of December 31, 2007 and 2006,

(Dollar amounts in millions, unless otherwise stated)

respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $2.9 and $2.8 as of December 31, 2007 and 2006, respectively, for future credits to premium taxes for assessments already paid.

18.   **Reconciliation to the Annual Statement**

At December 31, 2007, differences in amounts reported in the Annual Statement and amounts in the accompanying statutory basis financial statements are due to the following (in thousands):

	Total Capital and Surplus	Net Income
2007:		
Amounts as reported in the 2007 Annual Statement	$ 1,305,671	$ 20,224
Release of accrued liability related to Scottish Re that was recorded in the Annual Statement	10,379	10,379
Amounts as reported in the accompanying statutory basis financial statements	$ 1,316,050	$ 30,603

PART C
OTHER INFORMATION

Item 26   Exhibits

(a)   (1)   Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b)   Not Applicable.

(c)   (1)   Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)
      (2)   First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)
      (3)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)
      (4)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)
      (5)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)
      (6)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)
      (7)   Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)
      (8)   Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Paine Webber Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 30, 1997; File No. 33-88148.)
      (9)   Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 10, 2002; File No. 333-50278.)
      (10) Commission Schedule for Policies. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)
      (11) Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(12) Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(13) Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(d) (1) Specimen Variable Universal Life Insurance Policy (Form No. 2515(VUL)-1/05). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(2) Adjustable Term Insurance Rider (Form No. R2027-1/05). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(3) Unisex Endorsement (Form No. E-2028-1/05). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(e) (1) Application for Life Insurance Fixed and Variable Products. (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(2) Simplified Issue Variable Life Insurance Application (Form No. Q2008-11/97). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(3) Guaranteed Issue Variable Life Insurance Application (Form No. Q2009-11/97). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(4) Consent to be Insured (Form No. Q2021-1/04). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(f) (1) Security Life of Denver's Restated Articles of Incorporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2) Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3) Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(4) Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(5) Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 33-74190.)

(g) Not Applicable.

(h) (1) (a) Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(b) Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(c) Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(d) Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(e) Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(f) Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(g) Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(h) Expense Allocation Agreement between A I M Advisors, Inc., AIM Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(i) Amendment No. 1 to Expense Allocation Agreement between AIM Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(2) (a) Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b) First Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(c) Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(d) Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(e)   Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3) (a)   Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(b)   Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(c)   Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(4) (a)   Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b)   First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(c)   Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(d)   Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(e)   Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(f)   Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(g) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(h) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(i) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(j) Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(k) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(l) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(m) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(n) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(o) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(p) First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(q) Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(r) Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(s) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(t) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(u) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(v) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(w) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(x) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(y) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(z) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(aa) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(bb) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(cc) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(5) (a) Participation Agreement among Security Life of Denver Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(6) (a) Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(b) Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(c) Form of Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(d) Administrative and Shareholder Service Agreement between Directed Services, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(7) (a) Participation Agreement among Security Life of Denver Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(8) (a) Participation Agreement among Security Life of Denver Insurance Company, ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(b) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(c) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated November 1, 2004. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(d) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated April 29, 2005. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(e) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated August 31, 2005. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(f) Form of Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated April 28, 2006. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(g) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company, dated November 1, 2004. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(h) Service Agreement with Investment Advisor between ING Life Insurance and Annuity Company and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(9) (a) Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Investments, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(b) Amendment to Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(c) Amendment to Participation Agreement among ING Variable Products Trust, ING Funds Distributor, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(d) Administrative and Shareholder Service Agreement between ING Pilgrim Group, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(e) Amendment to Administrative and Shareholder Services Agreement between Security Life of Denver Insurance Company and ING Funds Services, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(10) (a) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(11) (a) Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b) First Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(c) Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(d) Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(e) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(f) Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(g) Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(h) Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(i) Service Agreement between INVESCO Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(j) First Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(12) (a) Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(b) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(c) Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(d) Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(13) (a) Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(b) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(c) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(d) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(14) (a) Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(b) Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(c) Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(d) Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(e) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Neuberger Berman Management Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, File Number 333-47527, as filed on April 9, 2007.)

(15) (a) Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(16) (a) Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 333-50278.)

(b)   Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(17) (a)   Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b)   First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(c)   Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(d)   Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(i)   Not Applicable.

(j)   Not Applicable.

(k)   Opinion and Consent of Counsel.

(l)   Not Applicable.

(m)   Not Applicable.

(n)   Consent of Independent Registered Public Accounting Firm.

(o)   All financial statements are included in the Statement of Additional Information, as indicated therein.

(p)   Not Applicable.

(q)   Not Applicable.

(r)   Powers of Attorney.

Item 27   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Thomas J. McInerney, One Orange Way, Windsor, CT 06095-4774	Director and Chairman
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Executive Vice President and Chief Financial Officer
Catherine H. Smith, One Orange Way, Windsor, CT 06095-4774	Director and Senior Vice President

Bridget M. Healy, 230 Park Avenue, New York NY 10169	Director
Robert G. Leary, 230 Park Avenue, New York NY 10169	Director
Kathleen A. Murphy, One Orange Way, Windsor, CT 06095-4774	Director
Valerie G. Brown, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Daniel P. Mulheran, Sr. 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President
Harry N. Stout, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President, Compliance
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Laurie J. Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005	Vice President and Chief Compliance Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Vice President, Compliance
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 18 to Registration Statement on Form N-6 for Security Life Separate Account L1 of Security Life of Denver Insurance Company (File No. 333-50278), as filed with the Securities and Exchange Commission on April 11, 2008.

Item 29   Indemnification

Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation, or at least not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Colorado, ING America Insurance Holdings, Inc. maintains a Professional Liability umbrella insurance policy issued by an international insurer. The policy covers ING America Insurance Holdings, Inc. and any company in which ING America Insurance Holdings, Inc. has a controlling interest of 50% or more. This would encompass the principal underwriter as well as the depositor. Additionally, the parent company of ING America Insurance Holdings, Inc., ING Groep N.V., maintains excess umbrella coverage with limits in excess of $125,000,000. The policy provides for the following types of coverage: errors and omissions/professional liability, directors and officers, employment practices, fiduciary and fidelity.

Additionally, Section 13 of the Security Life Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity.* ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and ReliaStar Life Insurance Company.

(b)   *Management of ING America Equities, Inc.*

Name and Principal Business Address	Positions and Offices with Underwriter
Margaret B. Wall, 20 Washington Avenue South, Minneapolis MN 55401	Director, President and Chief Executive Officer
Laurie J. Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Director, Vice President and Chief Operating Officer

Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director			
Cynthia A, Grimm, 1475 Dunwoody Drive, West Chester PA 19380-1478	Chief Financial Officer/Financial and Operations Principal			
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer			
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer			
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President			
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President			
Glenn A. Black, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer			
Terry L. Owens, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer			
James H. Taylor, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Tax Officer			
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary			
Diana R. Cavender, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary			
M. Christine Foster, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary			
Randall K. Price, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary			
Susan M. Vega, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary			

(c)   *Compensation From the Registrant.*

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	2007 Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation*
ING America Equities, Inc.				$34,635,694

* Compensation shown in column 5 includes: marketing allowances.

Item 31   Location of Accounts and Records

Accounts and records are maintained by Security Life of Denver Insurance Company at 1290 Broadway, Denver, CO 80203-5699 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   Management Services

None.

Item 33   Fee Representations

Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Security Life Separate Account L1, certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 5 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Windsor, and State of Connecticut on the 15th day of April, 2008.


SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)


By: /s/ Donald W. Britton*
             Donald W. Britton
             President
             (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Donald W. Britton* Donald W. Britton	President (principal executive officer)	
/s/ Bridget M. Healy* Bridget M. Healy	Director	
/s/ Robert G. Leary* Robert G. Leary	Director	
/s/ Thomas J. McInerney* Thomas J. McInerney	Director and Chairman	April 15, 2008
/s/ Kathleen A. Murphy* Kathleen A. Murphy	Director	
/s/ Catherine H. Smith* Catherine H. Smith	Director and Senior Vice President	
/s/ David A. Wheat* David A. Wheat	Director, Executive Vice President and Chief Financial Officer (principal financial officer)	
/s/ Steven T. Pierson* Steven T. Pierson	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie
        J. Neil McMurdie
        * Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.	Exhibit
26(k)	Opinion and Consent of Counsel
26(n)	Consent of Independent Registered Public Accounting Firm
26(r)	Powers of Attorney